Exhibit 2.1
CERTAIN INFORMATION HAS BEEN OMITTED FROM THIS DOCUMENT BECAUSE IT IS NOT MATERIAL, IS THE TYPE THAT HAEMONETICS CORPORATION TREATS AS CONFIDENTIAL AND WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED. OMISSIONS ARE MARKED [***].
HAEMONETICS CORPORATION
and
9500-7704 QUÉBEC INC.
and
OPSENS INC.

ARRANGEMENT AGREEMENT October 10, 2023
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SCHEDULES
SCHEDULE A    PLAN OF ARRANGEMENT
SCHEDULE B    ARRANGEMENT RESOLUTION
SCHEDULE C    REPRESENTATIONS AND WARRANTIES OF THE CORPORATION
SCHEDULE D    REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

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ARRANGEMENT AGREEMENT
THIS AGREEMENT is made as of October 10, 2023,
BETWEEN:
HAEMONETICS CORPORATION, a corporation incorporated under the laws of the state of Massachusetts;
(the Purchaser)
- and -
9500-7704 QUÉBEC INC., a corporation incorporated under the laws of the Province of Québec;
(AcquireCo, and together with the Purchaser, the Purchaser Parties)
- and -
OPSENS INC., a corporation incorporated under the laws of the Province of Québec;
(the Corporation).
WHEREAS the Purchaser, through its wholly owned subsidiary AcquireCo, proposes to acquire all of the issued and outstanding Shares of the Corporation by way of an Arrangement, in accordance with the Plan of Arrangement, under the provisions of Sections 414-420 of the QBCA;
AND WHEREAS the Special Committee, after consultation with its legal and financial advisors, has unanimously determined that the Arrangement is fair to the Shareholders and in the best interests of the Corporation and the Shareholders and has recommended to the Board that the Board approve this Agreement and the Arrangement, and recommend to the Shareholders that they vote in favour of the Arrangement Resolution;
AND WHEREAS the Board, upon the recommendation of the Special Committee and after consultation with legal and financial advisors, has unanimously determined that the Arrangement is fair to Shareholders and that the Arrangement is in the best interests of the Corporation, and the Board has unanimously resolved to recommend that the Shareholders vote in favour of the Arrangement Resolution;
AND WHEREAS the Purchaser Parties have, concurrently with the execution and delivery of this Agreement, entered into Support and Voting Agreements with the Supporting Shareholders, pursuant to which, among other things, such Supporting Shareholders have agreed to vote all of the Shares held by them in favour of the Arrangement Resolution, on the terms and subject to the conditions set forth in such agreements;
AND WHEREAS the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters related to the transactions herein provided for.
NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:
Article 1
INTERPRETATION
Section 1.1        Defined Terms
As used in this Agreement, the following terms have the following meanings:

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Acceptable Confidentiality Agreement means a customary confidentiality and standstill agreement that is entered into in accordance with Section 5.3 containing confidentiality restrictions that are substantially similar to those set out in the Confidentiality Agreement and terms that are no less favourable to the Corporation than those contained in the Confidentiality Agreement.
AcquireCo has the meaning specified in the Preamble.
Acquisition Proposal means, other than the transactions contemplated by this Agreement and other than any transaction involving only the Corporation, on the one hand, and one or more of its Subsidiaries, on the other hand, or solely between or among the Corporation’s wholly owned Subsidiaries, any offer, inquiry, indication of interest, public announcement, or proposal (whether written or oral) from any Person or group of Persons, other than the Purchaser Parties or one or more of their affiliates or any Person acting jointly or in concert with the Purchaser Parties or any of their affiliates, after the date of this Agreement relating to: (i) any direct or indirect sale or disposition (or any lease, license, joint venture, long-term supply agreement or other arrangement having the same economic effect), in a single transaction or a series of related transactions, of assets of the Corporation or any of its Subsidiaries representing, in the aggregate, 20% or more of the consolidated assets, or contributing 20% or more of the consolidated revenue or earnings of the Corporation and its Subsidiaries taken as whole (in each case based on the consolidated financial statements of the Corporation most recently filed on SEDAR prior to such offer or proposal), (ii) any direct or indirect acquisition, in a single transaction or a series of related transactions, of 20% or more of any class of voting or equity securities (including securities convertible into or exercisable or exchangeable for voting or equity securities) then outstanding of the Corporation or any of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets or which contribute 20% or more of the consolidated revenue or earnings of the Corporation and its Subsidiaries taken as a whole (in each case based on the consolidated financial statements of the Corporation most recently filed on SEDAR prior to such offer or proposal), (iii) any direct or indirect take-over bid, tender offer, exchange offer, plan of arrangement, merger, amalgamation, consolidation, security exchange, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution, or winding up or other similar transaction that, if consummated, would result in a Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities (including securities convertible into or exercisable or exchangeable for voting or equity securities) of the Corporation or any of its Subsidiaries, or (iv) any other similar transaction or series of transactions involving the Corporation or any of its Subsidiaries.
affiliate of any Person means any other Person who, directly or indirectly, controls, or is controlled by, or is under common control with, such Person, and for these purposes:
Article 1a body corporate is controlled by one or more Persons if (i) securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are beneficially owned by the Person or Persons, and (ii) the votes attached to those securities are sufficient to elect a majority of the directors (or persons holding an equivalent position) of the body corporate;
(a)an association, partnership or other organization is controlled by one or more Persons if (i) more than 50% of the partnership or other ownership interests, however designated, into which the association, partnership or other organization is divided are beneficially owned by the Person or Persons, and (ii) the Person or Persons are able to direct the business and affairs of the association, partnership or other organization or the appointment of its management;
(b)a body corporate, association, partnership or other organization is controlled by one or more Persons if the Person or Persons have, directly or indirectly, control in fact of the body corporate, association, partnership or other organization; and
(c)a body corporate, association, partnership or other organization that controls another body corporate, association, partnership or other organization is deemed

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to control any body corporate, association, partnership or other organization that is controlled or deemed to be controlled by the other body corporate, association, partnership or other organization; and “control”, “controlled” and similar expressions have corresponding meanings.
Agreement means this arrangement agreement between the Purchaser Parties and the Corporation (including the Schedules hereto) as it may be amended, restated, modified, replaced or supplemented from time to time in accordance with its terms.
AI Technologies means deep learning technologies, machine learning technologies, large language models, generative artificial intelligence technologies, and other artificial intelligence technologies, including any proprietary algorithms, software, hardware, equipment, or systems that make use of or employ neural networks, statistical learning algorithms, or reinforcement learning.
AMF means the Autorité des marchés financiers (Québec).
Arrangement means an arrangement under Sections 414-420 of the QBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and the Purchaser Parties, each acting reasonably.
Arrangement Resolution means the special resolution approving the Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B.
Articles of Arrangement means the articles of arrangement of the Corporation in respect of the Arrangement, required by Section 419 of the QBCA to be sent to the Enterprise Registrar after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Corporation and the Purchaser Parties, each acting reasonably.
associate has the meaning specified in the Securities Act (Québec) as in effect on the date of this Agreement.
Authorization means, with respect to any Person, any order, permit, clearance, approval, consent, waiver, license, registration, listing, recognition, certification, accreditation or similar authorization issued, granted or given by any Governmental Entity having jurisdiction over the Person.
Board means the board of directors of the Corporation, as constituted from time to time.
Board Recommendation has the meaning specified in Section 2.4(2).
Books and Records means the books and records of the Corporation and its Subsidiaries, including, without limitation, books of account, Tax records, drawings, engineering information, manuals and data, sales, purchase and advertising documents, research and development records, correspondence, lists of present and former customers and suppliers and employment records, whether in written or electronic form and whether retained internally or otherwise.
Breaching Party has the meaning specified in Section 4.8(3).
Business Day means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Montréal, Québec or Boston, Massachusetts.
Certificate of Arrangement means the certificate of arrangement to be issued by the Enterprise Registrar pursuant to Section 420 of the QBCA upon receipt of the Articles of Arrangement.

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Change in Recommendation has the meaning specified in Section 7.2(4)(b).
Circular means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.
Closing has the meaning specified in Section 2.8.
Collective Agreement means a collective bargaining agreement, accreditation certificate or union agreement currently applicable to the Corporation or any of its Subsidiaries which impose any obligations upon the Corporation or any of its Subsidiaries with respect to any Corporation Employees.
Competition Act means the Competition Act, R.S.C., 1985, c. C-34.
Confidentiality Agreement means the confidentiality agreement dated May 18, 2023 entered into between the Corporation and the Purchaser, as amended on October 6, 2023.
Consideration means $2.90 in cash per Share, without interest.
Constating Documents means the articles of constitution, incorporation, continuance or amalgamation, as applicable, and by-laws or other constating documents (including certificates and notices), and all amendments thereto or restatement thereof.
Contract means any legally binding written or, to the knowledge of the Corporation, oral agreement, commitment, engagement, contract, license, lease, obligation or undertaking to which the Corporation or any of its Subsidiaries is a party or by which the Corporation or any of its Subsidiaries is bound or affected or to which any of their respective properties or their assets is subject.
Contributor has the meaning specified in Section (28)(n) of Schedule C.
Corporation has the meaning set forth in the Preamble.
Corporation Assets means all of the assets, properties, permits, rights or other privileges (whether contractual or otherwise) of the Corporation and its Subsidiaries.
Corporation Consents means the third party consents to be obtained by the Corporation set forth in Sections (4) and (5) of Schedule C.
Corporation Disclosure Letter means the disclosure letter dated the date of this Agreement, and all schedules, exhibits and appendices thereto, delivered by the Corporation to the Purchaser Parties contemporaneously with the execution of this Agreement.
Corporation Employees means the employees of the Corporation or its Subsidiaries, as the case may be, part time, full time, active and currently inactive employees.
Corporation Filings means all documents publicly filed under the profile of the Corporation on SEDAR and all other documents required to be publicly filed by it with any Securities Authorities or with the TSX since September 1, 2021.
Corporation Intellectual Property means (i) all Owned Intellectual Property, (ii) all Licensed Intellectual Property, and (iii) all other Intellectual Property used by any of the Corporation and its Subsidiaries in the carrying on of their business.
Corporation Offerings means (a) the products that the Corporation or any of its Subsidiaries currently offers, develops, manufactures, markets, distributes, delivers,

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sells or licenses to third parties, (b) the services that the Corporation or any of its Subsidiaries currently provides or makes available to third parties, and (c) any products and services currently being actively researched or developed by or on behalf of the Corporation or any of its Subsidiaries.
Corporation Option Consideration has the meaning specified in Section 2.7(1).
Corporation Option Plan means the Corporation’s stock option plan entitled the “OpSens Inc. 2019 Restated Stock Option Plan” adopted by the Board on November 13, 2019.
Corporation Options means the outstanding options to purchase Shares issued pursuant to the Corporation Option Plan.
Corporation Registered IP means the (i) patents and patent applications (including provisional applications), (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (iii) registered Internet domain names, (iv) registered design rights, copyrights and applications for copyright registration, and (v) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with or recorded by any Governmental Entity, in each case registered or filed in the name of, or owned by, the Corporation or any Subsidiary in any jurisdiction.
Corporation Share Unit means the outstanding share units issued pursuant to the Corporation Stock Performance Unit Plan.
Corporation Share Unit Consideration has the meaning specified in Section 2.7(2).
Corporation Stock Performance Unit Plan means the Corporation’s stock performance unit plan effective as of September 1, 2019, as amended September 1, 2020.
Corporation Termination Fee means $12,075,000.
Corporation Termination Fee Event has the meaning specified in Section 8.2(2).
Court means the Québec Superior Court.
COVID-19 means SARS-CoV-2 or COVID-19, and any evolutions, mutations or variances thereof or related or associated epidemics, pandemics or disease outbreaks.
Credit Facility means the Credit Agreement dated February 26, 2019, among the Corporation and Canadian Imperial Bank of Commerce, as amended by the First Amending Agreement thereto dated March 16, 2020, the Second Amending Agreement thereto dated March 26, 2021, the Third Amending Agreement thereto dated September 9, 2021, the Fourth Amending Agreement thereto dated May 19, 2022 and the Fifth Amending Agreement thereto dated March 6, 2023.
D&O Insurance has the meaning specified in Section 4.9(1).
Data Room means the material contained in the virtual data room established by the Corporation as at 5:00 p.m. (Montréal time) on October 6, 2023.
De Minimis Inaccuracies means, in respect of the number of Shares, Corporation Options and Corporation Share Units set forth in Section (6) of Schedule C and Section 3.1(6)(c) and Section 3.1(6)(d) of the Corporation Disclosure Letter, inaccuracies that individually or in the aggregate are de minimis relative to the total fully diluted equity capitalization of the Corporation, and in respect of all other matters set forth in Section (6) of Schedule C and in Section 3.1(6)(c) and Section 3.1(6)(d) of the Corporation Disclosure Letter, any other immaterial inaccuracy.

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Depositary means TSX Trust Company, in its capacity as depositary for the Arrangement, or such other Person as the Corporation and the Purchaser Parties agree to engage as depositary for the Arrangement.
Disabling Code means any “Trojan horse”, “virus”, or “worm” (as those terms are commonly understood in the software industry), disabling code or any other program code, instruction or set of instructions designed or intended to have any of the following functions (i) disrupting, disabling, harming, interfering or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system, software, network, data file or operations, or other device on which such code is stored or installed, or (ii) damaging or destroying any data or file.
Disclosing Party has the meaning specified in Section 4.4(4).
Dissent Rights means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.
EDGAR means the Electronic Data Gathering, Analysis, and Retrieval system.
Effective Date means the date shown on the Certificate of Arrangement giving effect to the Arrangement.
Effective Time has the meaning specified in the Plan of Arrangement.
Employee Plans has the meaning specified in Section (33)(a) of Schedule C.
Enterprise Registrar means the enterprise registrar under the QBCA.
Environmental Laws means all Laws relating to pollution of the environment, protection of the natural environment or the generation, production, use, storage, treatment, transportation, disposal or Release of Hazardous Substances as it pertains to the environment, and all Authorizations issued pursuant to such Laws.
ERISA means the United States Employee Retirement Income Security Act of 1974, as amended.
ERISA Affiliate means any trade or business, whether or not incorporated, which together with the Corporation would be deemed a “single employer” within the meaning of Section 4001 of ERISA.
Expense Reimbursement Fee means $3,000,000.
Fairness Opinions means the opinions of PiperSandler & Co, as financial advisor to the Corporation, and PricewaterhouseCoopers LLP, as independent financial advisor to the Special Committee, to the effect that, as of the date of such opinions, the Consideration to be received by the Shareholders is fair, from a financial point of view, to such Shareholders.
FDA means the United States Food and Drug Administration or any successor agency.
Final Order means the final order of the Court in a form acceptable to the Corporation and the Purchaser Parties, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Corporation and the Purchaser Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Corporation and the Purchaser Parties, each acting reasonably) on appeal.
French Language Laws has the meaning specified in Section (41) of Schedule C.

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Fundamental Representations means the representations and warranties of the Corporation set forth in Sections (1) [Organization and Qualification], (2) [Corporate Authorization], (3) [Execution and Binding Obligation], (5)(a) [No Conflict/Non-Contravention – Constating Documents and Board or Shareholder resolutions], (6) [Capitalization], (8) [Subsidiaries], (21) [Fairness Opinions], (22) [Brokers] and (23) [Board and Special Committee Approval] of Schedule C.
Good Manufacturing Practices means the applicable Laws and guidelines for current good manufacturing practices in relation to the current stage of development of the Corporation Offerings and promulgated by the FDA (21 C.F.R. Part 820), Health Canada, or by any other applicable Governmental Entity in each jurisdiction where the Corporation, its Subsidiaries or a third party acting on their behalf is undertaking any manufacturing activities as of or prior to the Effective Time.
Governmental Entity means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, cabinet, governor in council, agency or instrumentality, domestic or foreign; (ii) any subdivision, agent or authority of any of the foregoing; (iii) any quasi-governmental or private body, including any Notified Body in the European Union (EU) designated and accredited under the MDR and/or Directive 93/42/EEC, tribunal, commission, regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any Securities Authority or stock exchange, including the TSX.
Governmental Healthcare Program means “Federal health care programs” as defined in 42 U.S.C. 1320a-7b(f), including the Medicare and Medicaid Programs, the CHAMPUS Program, the TRICARE Program, and any other federal or state reimbursement program involving payment of U.S. governmental funds.
Group Purchasing Organization means an entity that is established, maintained, and operated for the purchase of a drug, device, or medical supply for distribution to its members.
Hazardous Substances means any substance that is prohibited, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws.
Healthcare Authorization means with respect to a particular Corporation Offering (including any instrument, apparatus, aid, material or any item) in a particular jurisdiction, all applicable consents, registrations, listings, certificates, approvals, clearances, authorizations, permits, licenses and permissions from the applicable Governmental Entity for, if and as applicable, the design, development, clinical testing, fabrication, testing, manufacturing, holding, marketing, selling, shipping, distributing, packaging, labeling, promoting, advertising, possessing, importing or exporting of such product in such jurisdiction, including without limitation a valid FDA 510(k) clearance, de novo classification or pre-market approval in the U.S., valid Canadian medical device and medical device establishment licenses, CE-certificates of conformity issued by a Notified Body in the EU, or similar regulatory approvals or requirements of jurisdictions outside of the United States or Canada with respect to the Corporation Offerings, including the CE-marking of conformity in the EU.
Healthcare Laws means any and all Laws pertaining to health care regulatory matters applicable to the Corporation, its Subsidiaries and the Corporation Offerings (considering if such Corporation Offering is experimental or approved in determining whether any such Law is applicable), including Laws that ensure the safety, efficacy, effectiveness and quality of the Corporation Offerings by regulating the research, design, development, testing, manufacturing, distribution, commercialization and/or reimbursement of such Corporation Offerings, including Laws relating to clinical practices, clinical trials or investigations, investigational use, product marketing authorization or conformity assessment procedure, Good Manufacturing Practices, labeling, advertising, promotional practices, safety surveillance, recordkeeping and filing of required reports, distribution, sale, import, and export of the Corporation Offerings, including without

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limitation (i) the U.S. Federal Food, Drug, and Cosmetic Act of 1938, as amended (21 U.S.C. § 301 et seq.) and the regulations of the FDA promulgated thereunder, (ii) the U.S. Anti-Kickback Law, 42 U.S.C. § 1320a-7b, the U.S. False Claims Act, 31 U.S.C. § 3279, et seq., the U.S. Civil Monetary Penalties Law, 42 U.S.C. § 1320a-7a, Medicare, Title XVIII of the U.S. Social Security Act, Medicaid, Title XIX of the U.S. Social Security Act, or the “Stark Law”, 42 U.S.C. § 1395nn,the Exclusion Laws, 42 U.S.C. § 1320a-7, the Eliminating Kickbacks in Recovery Act, 18 U.S.C. § 220, and any similar state laws and regulations, (iii) the Patient Protection and Affordable Care Act, Pub. L. 11-148, as amended by the Health Care and Education Reconciliation Act of 2010 Pub. L. 11-152, (iv) all Laws, as applicable, regarding import into, and/or export out of, the U.S., or distribution within the U.S., or collection, storage, or use of, devices, biosamples, materials and technology, biosafety (including “Select Agents” regulations at 42 C.F.R. Part 73), (v) the so-called federal “sunshine” law or Open Payments law, 42 U.S.C. § 1320a-7h, as well as any corollary state Laws or laws applicable in other jurisdictions governing disclosure of payments by medical device manufacturers to healthcare professionals, (vi) all Laws, as applicable, relating to medical device development, or components thereof, including record retention, hiring of employees or acquisition of services or supplies from Persons excluded from Governmental Healthcare Programs, quality assurance, and all requirements ensuring protection against biosafety risks, and all requirements relating to pre-clinical or clinical research, Health Canada’s Therapeutic Products Directorate Guidelines, the Natural Sciences and Engineering Research Council of Canada and the Social Sciences and Humanities Research Council of Canada, as amended from time to time, generally accepted clinical practices, the Declaration of Helsinki, ICH/135/95, United States FDA regulations 21 CFR Parts 812 (Investigational Device Exemptions), 11 (Electronic Records), 50 (Protection of Human Subjects), 54 (Financial Disclosure by Clinical Investigators) and 56 (IRBs) and 58 (Good Laboratory Practices), (vii) the Food and Drugs Act (Canada) and the regulations promulgated thereunder, including, without limitation, the Medical Devices Regulations and Good Manufacturing Practices, (viii) MDR, IVDR, and relevant guidelines issued at the EU level, including any documents issued by the European Commission, the European Medicines Agency or the Medical Device Coordination Group, as well as all national rules, regulations, guidelines, and industry codes concerning medical devices issued by any EU member states where the Corporation Offerings are manufactured, held, marketed, sold, shipped, distributed, packaged, labeled, promoted, advertised, or possessed, (ix) all legal requirements relating to research, testing, research integrity, proper documentation, and valid data collection, use and reporting procedures conducted by the Corporation or its Subsidiaries and (x) any amendments to the foregoing or similar or successor Law to the foregoing.
HSR Act means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
HSR Act Clearance means the expiration or termination of any waiting period (and any extension thereof) under the HSR Act applicable to the Arrangement.
ICA means the Investment Canada Act (Canada) R.S.C., 1985, c. 28 (1st Supp.), as amended.
ICA Approval means the Minister has not sent to the Purchaser a notice under section 25.2(1) of the ICA and the Governor in Council has not made an order under section 25.3(1) of the ICA in relation to the transactions contemplated by this Agreement within 45 days of the certified date of the ICA Notification pursuant to section 13(1) of the ICA or, if such a notice has been sent or such an order has been made, the Purchaser has subsequently received (i) a notice under section 25.2(4)(a) of the ICA indicating that a review of the transactions contemplated by this Agreement on the grounds of national security shall not be made, (ii) a notice under section 25.3(6)(b) of the ICA indicating that no further action will be taken in respect of the transactions contemplated by this Agreement, or (iii) a notice pursuant to section 25.4 regarding an order under section 25.4(1)(b) of the ICA authorizing the transactions contemplated by this Agreement, provided that such order is on terms and conditions consistent with the Purchaser's obligations under Section 4.4.
ICA Notification has the meaning specified in Section 4.4.

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IFRS means International Financial Reporting Standards as issued by the International Accounting Standards Board, as incorporated in the CPA Canada Handbook at the relevant time applied on a consistent basis.
Improvements means all buildings, fixtures, sidings, parking lots, roadways, structures, erections, fixed machinery, fixed equipment and appurtenances situate on, in, under, over or forming part of, any real property.
Indemnified Persons has the meaning specified in Section 4.9(4).
Intellectual Property means:
(a)all patents, patent applications, patent disclosures and inventions (whether or not patentable and whether or not reduced to practice), and including all provisional applications, non-provisional applications, substitutions, continuations, continuations-in-part, patents of addition, improvement patents, divisions, renewals, reissues, confirmations, counterparts, re-examinations and extensions thereof;
(b)all trademarks, service marks, trade dress, trade names, logos, domain names and corporate names, whether registered or existing at common law;
(c)all registered and unregistered statutory and common law copyrights and industrial designs;
(d)all registrations, applications, divisionals and renewals for any of the foregoing;
(e)all trade secrets, confidential information, ideas, formulae, compositions, know-how, improvements, innovations, discoveries, designs, manufacturing and production processes and techniques; and
(f)all other intellectual property rights owned, licensed, controlled or used by a Person, in any and all relevant jurisdictions in the world.
Interim Order means the interim order of the Court in a form acceptable to the Corporation and the Purchaser Parties, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Corporation and the Purchaser Parties, each acting reasonably.
IT Infrastructure means the information technology and computer and data processing systems, facilities and services (including all software, computer hardware, servers, networks, network connections, platforms, peripherals, data communication lines, and other information technology equipment and related systems, including any outsourced systems and processes) owned or used by the Corporation or any of its Subsidiaries.
IVDR means Regulation (EU) 2017/746 of 5 April 2017 on in vitro diagnostic medical devices.
Law means, with respect to any Person, any and all applicable international, national, federal, provincial, state, municipal or local law (statutory, civil, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property, assets or securities, and to the extent that they have the force of law, all policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.
Lease means any Contract pursuant to which the Corporation or any of its Subsidiaries has the right to use or occupy any Leased Premises.

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Leased Premises means all real property that is leased, subleased, licensed or otherwise occupied or used by Corporation and/or its Subsidiaries, including all Improvements thereon, therein or thereunder.
Licensed Intellectual Property means all third-party Intellectual Property that is licensed to the Corporation or any of its Subsidiaries.
Lien means:
(a)any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), privilege, easement, servitude, pre-emptive right or right of first refusal, ownership or title retention agreement, restrictive covenant or conditional sale agreement or option, imperfections of title or encroachments relating to real property; and
(b)any other encumbrance of any nature or any arrangement or condition which, in substance, secures payment or performance of an obligation.
Matching Period has the meaning specified in Section 5.4(1)(e).
Material Adverse Effect means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, states of facts or circumstances, is material and adverse to the business (including the Corporation Offerings), operations, affairs, results of operations, assets, properties, capitalization, financial condition or liabilities (contingent or otherwise) of the Corporation and its Subsidiaries, taken as a whole; provided that none of the following shall be deemed to constitute, or shall be taken into account in determining whether there has been, a Material Adverse Effect:
(a)any change, development, event or condition generally affecting the industries or segments in which the Corporation and its Subsidiaries operate or carry on their business;
(b)any change, development or condition in or relating to global, national or regional political conditions (including strikes, lockouts, civil unrest, riots, protests, insurrections or facility takeover for emergency purposes) or in general economic, business, banking, regulatory, currency exchange, interest rate, rates of inflation or market conditions or in financial, securities or capital markets in Canada, the United States, Europe or in global financial, credit or capital markets;
(c)any adoption, proposal, implementation or change in Law or in any interpretation, application or non-application of any Law by any Governmental Entity, in each case, after the date hereof;
(d)any change in applicable regulatory accounting requirements, including IFRS, Tax requirements, or in the interpretation, application or non-application of the foregoing by any Governmental Entity;
(e)any hurricane, flood, tornado, earthquake or other natural disaster, man-made disaster or superior force (as defined in the Civil Code of Québec);
(f)any epidemic, pandemic, disease outbreak (including the COVID-19 pandemic) or general outbreak of illness, including the worsening thereof;
(g)any change in the market price or trading volume of any securities of the Corporation (provided, however, that the causes underlying such change may be considered to determine whether such change constitutes a Material Adverse Effect);
(h)the failure of the Corporation to meet any internal or published projections, forecasts, guidance or estimates of revenues, earnings, gross margin, cash flow or other financial metrics before, for any period ending on or after the date of this

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Agreement (provided, however, that the causes underlying such failure may be considered to determine whether such failure constitutes a Material Adverse Effect);
(i)the announcement or performance of this Agreement or the consummation of the Arrangement and such other transactions contemplated hereby, including (i) any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Corporation or any of its Subsidiaries with any of its current or prospective employees, customers, shareholders, distributors, suppliers, counterparties, insurance underwriters or partners, (ii) any change of control or bonus payments owing to any of the Corporation Employees as set forth in Section 3.1(32)(f) of the Corporation Disclosure Letter, and (iii) any amendment to any Employee Plan completed in connection with the Arrangement;
(j)any action not taken by the Corporation or its Subsidiaries solely as a result of the refusal of the Purchaser Parties to provide a consent required by the Corporation to such action; or
(k)any action taken (or omitted to be taken) by the Corporation or any of its Subsidiaries which is required to be taken (or omitted to be taken) pursuant to this Agreement or that is consented or approved to by either of the Purchaser Parties;
provided, however, that (A) the exclusions set forth in clauses (a)-(f) shall only apply to the extent that such matter does not have a disproportionate effect on the business (including the Corporation Offerings), operations, affairs, results of operations, assets, properties, capitalization, financial condition or liabilities (contingent or otherwise) of the Corporation and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Corporation and its Subsidiaries operate, and (B) unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Material Adverse Effect has occurred.
Material Contract means any Contract, other than any intercompany Contract among the Corporation and its Subsidiaries:
(a)that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect;
(b)under which indebtedness in excess of $100,000 is or may become outstanding;
(c)relating directly or indirectly to the guarantee of any liabilities or obligations in excess of $100,000 in the aggregate;
(d)relating to the (i) sole-source supply of inputs into the Corporation Offerings, or (ii) supply, manufacturing or distribution of the Corporation Offerings with an annual value in excess of $100,000;
(e)relating to the acquisition, disposition or licensing of (A) Intellectual Property that is material to the Corporation Offerings or the research, development, distribution, sale, supply, license, importation, exportation, marketing, co-promotion or manufacturing thereof, or (B) other Intellectual Property rights that are material to the Corporation or any of its Subsidiaries;
(f)that grants rights to or permits or agrees to grant rights to or to permit any other Person to register or enforce, or grants any other rights or interests with respect to, Corporation Intellectual Property that is material to the Corporation or any of its Subsidiaries, other than Contracts for sales of the Corporation Offerings and associated non-exclusive licenses entered into in the Ordinary Course;

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(g)relating to the research and development of any Intellectual Property rights that are or are expected to be material to the Corporation and its Subsidiaries;
(h)under which the Corporation or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $100,000 in the 12-month period following the date hereof;
(i)that creates an exclusive or dealing arrangement or right of first offer or refusal or “most favoured nation” obligation or similar preferential rights that is material to the Corporation and its Subsidiaries taken as a whole, in favour of another Person, other than industry standard agreements entered into in the Ordinary Course;
(j)providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $100,000;
(k)that limits or restricts in any material respect (A) the ability of the Corporation or any of its Subsidiaries to engage in any line of business or field of use or carry on business in any geographic area, (B) the scope of Persons to whom the Corporation or any of its Subsidiaries may offer, sell or deliver Corporation Offerings, or (C) the acquisition or disposition of any assets or property by the Corporation or any of its Subsidiaries;
(l)that relates to the outsourced or offshored development by, for or with the Corporation or any of its Subsidiaries, or pursuant to which Corporation Offerings are jointly developed;
(m)providing for the establishment, investment in, organization or formation of any joint venture, partnership or other revenue sharing arrangements in which the interest of the Corporation or its Subsidiaries has a fair market value that exceeds $100,000;
(n)between any director or officer of the Corporation or any of its Subsidiaries or any of their respective affiliates or associates and the Corporation or any of its Subsidiaries;
(o)that is any collective bargaining agreement or other Contract with any labor union or works council; or
(p)that is otherwise material to the Corporation and its Subsidiaries, taken as a whole;
and includes each of the Contracts listed in Section 3.1(24)(a) of the Corporation Disclosure Letter.
Material Customers has the meaning set forth in Section (25)(b) of Schedule C.
Material Distributors has the meaning set forth in Section (25)(c) of Schedule C.
Material Suppliers has the meaning set forth in Section (25)(a) of Schedule C.
MDR means Regulation (EU) 2017/745 of 5 April 2017 on medical devices.
Meeting means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by the Purchaser Parties.

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MI 61-101 means, collectively, Regulation 61-101 respecting Protection of Minority Shareholders in Special Transactions and Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.
Minister means the responsible Minister under the ICA.
Misrepresentation has the meaning specified in the Securities Act (Québec) and other Securities Laws.
Money Laundering Laws has the meaning specified in Section (36) of Schedule C.
Multiemployer Plan has the meaning specified in Section (33)(f) of Schedule C.
Multiple Employer Plan has the meaning specified in Section (33)(f) of Schedule C.
officer has the meaning specified in the Securities Act (Québec).
Open Source Software means any software that meets one or more of the following criteria: (i) is distributed, transmitted, licensed or otherwise made available as “free software” (as defined by the Free Software Foundation), “open source software” or under any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses), or other license that substantially conforms to the Open Source Definition (opensource.org/osd) or under a similar licensing or distribution model, including under the GNU General Public License, GNU Library or “Lesser” Public License, GNU Affero General Public License, BSD license, MIT license, Mozilla Public License, IBM Public License, Apache Software License, Sun Industry Standards Source License, Intel Open Source License, Apple Public Source License; or (ii) is otherwise publicly distributed or made generally available in source code or equivalent terms with the intention to permit the public use, modification, distribution, incorporation and/or exploitation of the software without conveying an exclusive or proprietary interest in the licensed software (although certain other conditions may be imposed by such license).
Ordinary Course means, with respect to an action taken by the Corporation or one of its Subsidiaries, that such action is consistent with past practices of the Corporation or such Subsidiary and is taken in the ordinary course of the normal day-to-day operations of the business of the Corporation or such Subsidiary, as the same may be varied in good faith and on a commercially reasonable basis.
Outside Date means March 31, 2024, or such later date as may be agreed to in writing by the Parties, provided however that the Outside Date shall be automatically extended by 75 days if the condition in Section 6.1(5) has not been satisfied by March 31, 2024.
Owned Intellectual Property means the Intellectual Property owned or purported to be owned by the Corporation or any of its Subsidiaries.
Parties means the Corporation, AcquireCo and the Purchaser, and Party means any one of them, and except where otherwise stated any reference to “Party” in relation to the Purchaser Parties refers to both of them.
Permitted Liens means, in respect of the Corporation or any of its Subsidiaries, any one or more of the following:
(a)inchoate or statutory Liens for Taxes, assessments or governmental charges or levies which relate to obligations not yet due or delinquent, and inchoate or statutory Liens for overdue Taxes the validity of which are being contested in good faith by appropriate Proceedings and for which adequate reserves have been made, provided such contestation effectively postpones enforcement of any such Liens for Taxes;
(b)inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction,

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maintenance, repair or operation of assets; provided that, such Liens are related to obligations not due or delinquent, are not registered against title to any assets and in respect of which adequate holdbacks are being maintained as required by Law;
(c)security interests under Contracts granted in connection with the leasing or financing of personal property and similar transactions (including renewals of existing leases of personal property) in the Ordinary Course to secure rentals or the unpaid purchase price or lease cost of such personal property provided that any such lease is secured only by the personal property leased or financed therein;
(d)any instrument, easement, charge, caveat, lease, agreement or other document registered against title to any property so long as the same are being complied with in all material respects or in respect of which the non-compliance by the Corporation or any of its Subsidiaries would not materially impair the use, operation or value of such property;
(e)municipal by-laws, regulations, ordinances, zoning law, building or land use restrictions and other limitations imposed by any Governmental Entity having jurisdiction over real property and any other restrictions affecting or controlling the use, marketability or development of real property;
(f)the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, license, franchise, grant or permit of the Corporation or any of its Subsidiaries, to terminate any such lease, license, franchise, grant or permit, or to require annual or other payments as a condition of their continuance;
(g)any minor encroachments by any structure located on the Corporation Assets onto any adjoining lands and any minor encroachment by any structure located on adjoining lands onto the Corporation Assets that do not materially adversely affect the use of the Corporation Assets or otherwise materially impair business operations at the affected properties;
(h)easements, rights of way, servitudes and similar rights in land, including rights of way and servitudes for highways and other roads, railways, sewers, drains, pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables that do not materially adversely affect the use and enjoyment of any real or immovable property;
(i)any Liens in connection with credit, loan or other financing Contracts that have been made available in the Data Room;
(j)such other imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially adversely impair business operations at such properties;
(k)any Liens, other than those described above, that are registered, as of the Effective Time, against the Corporation Assets in a public personal property registry, or similar registry system;
(l)ownership rights reserved by lessors under leases or licenses entered into with the Corporation or any of its Subsidiaries; and
(m)Liens listed and described in Section 1.1(iii) of the Corporation Disclosure Letter.
Person means any person and includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

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Plan of Arrangement means the plan of arrangement in the form of Schedule A to this Agreement, and any amendments or variations to such plan made in accordance with its terms or the terms of this Agreement or made at the direction of the Court in the Final Order with the prior consent of the Corporation and the Purchaser Parties, each acting reasonably.
Platform Agreements has the meaning specified in Section (28)(w) of Schedule C.
Pre-Acquisition Reorganization has the meaning specified in Section 4.6(1).
Privacy Breaches has the meaning specified in Section (38)(c) of Schedule C.
Privacy Laws has the meaning specified in Section (38)(a) of Schedule C.
Proceeding means any suit, claim, action, charge, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or known investigation commenced, brought, conducted or heard by or before any Governmental Entity.
Processors has the meaning specified in Section (38)(f) of Schedule C.
Purchaser has the meaning specified in the Preamble.
Purchaser Loan has the meaning specified in the Plan of Arrangement.
Purchaser Parties has the meaning specified in the Preamble.
Purchaser Parties Termination Event has the meaning specified in Section 8.2(4).
QBCA means the Business Corporations Act (Québec).
Receiving Party has the meaning specified in Section 4.4(4).
Regulated Persons has the meaning specified in Section (20)(b) of Schedule C.
Regulatory Approval means the ICA Approval and the HSR Act Clearance in connection with the Arrangement.
Release has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the environment.
Representative means, with respect to any Person, any officer, director, mandatary, employee, representative (including any financial, legal or other advisor) or agent of such Person or of any of its Subsidiaries.
Required Shareholder Approval means the required vote set forth in Section 2.2(2), together with any other vote required under the Interim Order.
Securities Authority means the AMF and any other applicable securities commission or securities regulatory authority of a province or territory of Canada.
Securities Laws means the Securities Act (Québec) and the rules, regulations and published policies thereunder, any other applicable Canadian provincial or territorial securities Laws, and, where applicable, applicable securities laws and regulations of other jurisdictions and the rules and policies.

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SEDAR means, collectively, (i) the System for Electronic Document Analysis and Retrieval formerly maintained on behalf of the Securities Authorities, and (ii) the System for Electronic Document Analysis and Retrieval + maintained on behalf of the Securities Authorities.
Shareholders means the registered and/or beneficial holders of the Shares, as the context requires.
Shares means the common shares in the capital of the Corporation.
Special Committee means the special committee consisting of independent members of the Board formed in connection with the Arrangement and the other transactions contemplated by this Agreement.
Subsidiary has the meaning specified in Regulation 45-106 respecting Prospectus Exemptions as in effect on the date of this Agreement.
Superior Proposal means any bona fide Acquisition Proposal from any Person or group of Persons, other than the Purchaser Parties or one or more of their affiliates or any Person acting jointly or in concert with the Purchaser Parties or any of their affiliates, after the date of this Agreement to acquire, directly or indirectly, by means of an acquisition, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, not less than all of the outstanding Shares or all or substantially all of the assets of the Corporation and its Subsidiaries on a consolidated basis:
(a)that complies with Securities Laws and did not result from or involve a breach of this Agreement;
(b)that is reasonably capable of being completed, without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person or group of Persons making such Acquisition Proposal;
(c)that is not subject to any financing contingency and in respect of which, to the satisfaction of the Board, acting reasonably and in good faith, after receiving the advice of its outside legal counsel and financial advisors, adequate arrangements have been made to ensure that the required funds will be available to effect payment in full for all of the Shares or assets, as the case may be, and all other amounts payable in connection with such Acquisition Proposal;
(d)that is not subject to any due diligence or access condition; and
(e)that the Board (or any relevant committee thereof) determines, in its good faith judgment, after receiving the advice of its outside legal counsel and financial advisors, (A) would or would reasonably be likely to, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser Parties pursuant to Section 5.4(2)), and (B) the failure to recommend such Acquisition Proposal to the Shareholders would be inconsistent with its fiduciary duties under applicable Law.
Superior Proposal Notice has the meaning specified in Section 5.4(1)(c).
Support and Voting Agreements means, collectively, the support and voting agreements dated the date hereof between the Purchaser Parties and each of the Supporting Shareholders setting forth the terms and conditions on which the Supporting Shareholders have agreed to vote their Shares in favour of the Arrangement Resolution.
Supporting Shareholders means, collectively, Alan Milinazzo, Gaétan Duplain, Denis Harrington, Jean Lavigueur, James Patrick Mackin, Denis M. Sirois and Louis Laflamme.

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Tax Act means the Income Tax Act (Canada) and the regulations promulgated thereunder.
Tax Credits has the meaning specified in Section (35)(g) of Schedule C.
Tax Returns means any and all returns, reports, declarations, elections, notices, forms, designations, schedules, attachments, filings, and statements (including any amendments, and estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes (whether in tangible, electronic or other form).
Taxes means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees, all employment insurance, health insurance and government pension plan premiums or contributions and any liability relating to any deemed overpayment of Taxes under Section 125.7 of the Tax Act or other amount received in respect of any COVID-19 measure; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.
Terminating Party has the meaning specified in Section 4.8(3).
Termination Notice has the meaning specified in Section 4.8(3).
Transaction Litigation means any Proceeding asserted or commenced by, on behalf of or in the name of, a third party against or otherwise involving the Corporation, the Board, any committee thereof and/or any of the Corporation’s directors or officers relating to this Agreement, the Arrangement or any of the other transactions contemplated hereby (including any such Proceeding based on allegations that the Corporation’s entry into this Agreement or the terms and conditions of this Agreement, the Arrangement or any of the other transactions contemplated hereby constituted a breach of the fiduciary duties of any member of the Board or any officer of Corporation).
TSX means the Toronto Stock Exchange.
WARN Act has the meaning specified in Section (32)(d) of Schedule C.
wilful breach means a material breach that is a consequence of an act or a failure to act undertaken by the breaching party with the actual knowledge that such act or failure to act would, or would be reasonably expected to, cause a breach of this Agreement.
Section 1.2        Certain Rules of Interpretation.
In this Agreement, unless otherwise specified:
(1)Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

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(2)Currency. All references to dollars or to $ are references to Canadian dollars, unless specified otherwise.
(3)Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.
(4)Certain Phrases and References, etc. The words “including”, “includes” and “include” mean including (or includes or include) without limitation, and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means the aggregate (or total or sum), without duplication, of. Unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it. The words “hereof”, “herein”, “hereunder” and “hereto” and similar expressions refer to this Agreement as a whole and include any instrument supplementary or ancillary hereto. The word “or” is not exclusive. The terms “made available”, “delivered” and “furnished” and similar expressions mean copies of the subject materials that were included in the Data Room or otherwise provided in writing in the manner expressly set forth in the Corporation Disclosure Letter.
(5)Capitalized Terms. All capitalized terms used in any Schedule or in the Corporation Disclosure Letter have the meanings ascribed to them in this Agreement.
(6)Knowledge. Where any representation or warranty or other statement by the Corporation in this Agreement is expressly qualified by reference to the knowledge of the Corporation or its Subsidiaries, it is deemed to refer to the actual knowledge of Louis Laflamme, John Hannigan, Sébastien Lalancette (with respect to the representations and warranties contained in Section (20) [Regulatory Compliance], Section (28) [Intellectual Property], Section (29) [Corporation Offerings] and Section (39) [IT Infrastructure] of Schedule C) and Alain Gagnon (with respect to the representations and warranties contained in Section (29) [Corporation Offerings] of Schedule C), after due inquiry of each of such individuals’ direct reports.
(7)Accounting Terms. All accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of the Corporation required to be made shall be made in a manner consistent with IFRS.
(8)Statutes. Any reference to a statute refers to such statute, and all rules and regulations, administrative policy statements, instruments, blanket orders, notices, directions and rulings issued or adopted under it (in each case to the extent they have force of law), as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.
(9)Computation of Time. If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Agreement, then the first day of the period is not counted, but the day of its expiry is counted. Whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment will be made or such action will be taken on or not later than the next succeeding Business Day.
(10)Time References. References to time are to local time, Montréal, Québec.
(11)Subsidiaries. To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of the Corporation, each such provision shall be construed as a covenant by the Corporation to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

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Section 1.3        Schedules and Corporation Disclosure Letter.
The schedules attached to this Agreement, including the Corporation Disclosure Letter, form an integral part of this Agreement for all purposes of it.
ARTICLE 2
THE ARRANGEMENT
Section 2.1Arrangement.
The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.
Section 2.2Interim Order.
As soon as reasonably practicable after the date of this Agreement, but in any event in sufficient time to permit the Meeting to be convened in accordance with Section 2.3(1), the Corporation shall apply to the Court, in manner and form reasonably acceptable to the Purchaser Parties, acting reasonably, for the Interim Order, which must provide, among other things:
(1)for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;
(2)that the required level of approval for the Arrangement Resolution shall be:
(a)at least (and not more than) 66 2/3% of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting, each being entitled to one vote per Share; and
(b)if required under Securities Laws or the rules of a stock exchange, by a simple majority of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting, excluding for this purpose any votes attached to Shares held by Persons described in items (a) through (d) of section 8.1(2) of MI 61-101;
(3)that, subject to the foregoing and in all other respects, the terms, restrictions and conditions of the Corporation’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Meeting;
(4)for the grant of the Dissent Rights only to those Shareholders who are Shareholders as of the record date for the Meeting and who are registered Shareholders prior to the deadline for exercising Dissent Rights, as contemplated in the Plan of Arrangement;
(5)for the notice requirements with respect to the presentation of the application to the Court for the Final Order;
(6)that the Meeting may be adjourned or postponed from time to time by the Corporation in accordance with the terms of this Agreement or as otherwise agreed in writing by the Parties and without the need for additional approval of the Court;
(7)the record date for the purposes of determining the Shareholders entitled to receive notice of and to vote at the Meeting in accordance with the Interim Order;
(8)that the record date for the Shareholders entitled to notice of and to vote at the Meeting will not change in respect of any adjournment(s) or postponement(s) of the Meeting, unless required by Law or the Court;
(9)that the Parties may amend, modify and/or supplement the Plan of Arrangement in accordance with the terms thereof; and

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(10)for such other matters as a Party (each with the prior consent of the others, such consent not to be unreasonably withheld or delayed) may reasonably require.
Section 2.3The Meeting.
Subject to the terms of this Agreement and the receipt of the Interim Order, the Corporation shall:
(1)convene and conduct the Meeting in accordance with the Interim Order, the Corporation’s Constating Documents and applicable Law as soon as reasonably practicable after the date hereof, using commercially reasonable efforts to convene and conduct the Meeting by no later than December 18, 2023 but in any event on or before December 31, 2023 (it being acknowledged that it will not be a breach of this Section 2.3 if the Meeting date shall be delayed solely as a result of the unavailability of the Court to grant the Interim Order approving a Meeting date prior to such deadline and subject to the Purchaser Parties having complied with their obligations pursuant to Section 2.4(3) and Section 2.4(4)) for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Circular and agreed to by the Purchaser Parties, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Meeting without the prior written consent of the Purchaser Parties, except:
(a)as required for quorum purposes (in which case, the Meeting shall be adjourned and not cancelled to a date mutually agreed with the Purchaser Parties);
(b)as required by applicable Law or by a Governmental Entity;
(c)as otherwise expressly required or permitted under this Agreement; or
(d)for adjournments or postponements for not more than six (6) Business Days in the aggregate solely for the purposes of attempting to solicit proxies to obtain the Required Shareholder Approval.
(2)use commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Purchaser Parties, acting reasonably, using dealer and proxy solicitation services firms and cooperating with any Persons engaged by the Purchaser Parties to solicit proxies in favour of the approval of the Arrangement Resolution;
(3)provide the Purchaser Parties with copies of or access to information regarding the Meeting generated by any transfer agent, dealer or proxy solicitation services firm, as reasonably requested from time to time by the Purchaser Parties;
(4)permit the Purchaser Parties to, at their expense, on behalf of the management of the Corporation, directly or through a dealer or proxy solicitation services firm, actively solicit proxies in favour of the Arrangement on behalf of management of the Corporation in compliance with Laws and disclose in the Circular that the Purchaser Parties may make such solicitations;
(5)consult with the Purchaser Parties in fixing and publishing a record date for the purposes of determining the Shareholders entitled to notice of and to vote at the Meeting and fixing the date of the Meeting, give notice to the Purchaser Parties of the Meeting and allow the Representatives of the Purchaser Parties (including its outside legal counsel) to attend the Meeting (including by virtual means);
(6)promptly advise the Purchaser Parties, at such times as the Purchaser Parties may reasonably request and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Meeting, as to the aggregate tally of the proxies and voting instruction forms (for greater certainty, specifying votes “for” and votes “against” the

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Arrangement Resolution) received by the Corporation from the Shareholders in respect of the Arrangement Resolution;
(7)promptly advise the Purchaser Parties of any communication (written or oral) from or claims brought by (or threatened in writing to be brought by) any Person in opposition to the Arrangement, written notice of dissent, purported exercise or withdrawal of Dissent Rights; and cooperate and provide the Purchaser Parties with (i) an opportunity to review and comment upon in advance any written communications to be sent by or on behalf of the Corporation to any Shareholder exercising or purporting to exercise Dissent Rights, (ii) a copy of any such written communication, and (iii) prior notice of any proposed discussions, negotiations or proceedings with or including any such Persons and, subject to the consent of the Corporation (such consent not to be unreasonably withheld), the opportunity to participate in any such discussions, negotiations or proceedings;
(8)not waive any failure by any Shareholder to timely deliver a notice of exercise of Dissent Rights, not settle, compromise or make any payment with respect to, or agree to settle, compromise or make any payment with respect to, any exercise or purported exercise of Dissent Rights, in each case, without the prior written consent of the Purchaser Parties which may be granted or withheld in Purchaser Parties’ sole and absolute discretion;
(9)not change the record date for the Shareholders entitled to vote at the Meeting, including in connection with any adjournment or postponement of the Meeting, unless required by Law or the Court, or the Purchaser Parties’ written consent is provided;
(10)ensure that the Arrangement Resolution is the first substantive matter on the agenda for the Meeting, unless otherwise previously agreed to in writing by the Purchaser Parties;
(11)not propose or submit for consideration at the Meeting any business other than the Arrangement without the Purchaser Parties’ written consent;
(12)at the request of the Purchaser Parties from time to time, acting reasonably, provide the Purchaser Parties with a list (in both written and electronic form) of (i) the registered Shareholders, together with their addresses and respective holdings of Shares, all as shown on the records of the Corporation, as of a date that is not more than five (5) Business Days prior to the date of delivery of such list, and (ii) the names, addresses and holdings of all Person having rights issued by the Corporation to acquire Shares (including holders of Corporation Options), if any; and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and the Depositary Trust Company, and non-objecting beneficial owners of Shares, together with their addresses and respective holdings of Shares, all as can be reasonably obtained by the Corporation using the procedure set forth under Securities Laws. The Corporation shall from time to time require that its registrar and transfer agent furnish the Purchaser Parties with such additional information, including updated or additional lists of Shareholders, and lists of securities positions and other assistance as the Purchaser Parties may reasonably request in order to be able to communicate with respect to the Arrangement with the Shareholders entitled to vote on the Arrangement Resolution; and
(13)if the Meeting is to be held during a Matching Period, the Corporation shall be entitled to, and shall at the request of the Purchaser Parties, adjourn or postpone the Meeting to a date that is not later than ten (10) Business Days after the date on which the Meeting was originally scheduled and in any event to a date that is not later than five (5) Business Days prior to the Outside Date.
Section 2.4The Circular.
(1)The Corporation shall, as promptly as reasonably practicable, prepare and complete the Circular together with any other documents required by Law in connection with the Meeting and the Arrangement, including obtaining the Fairness Opinions for inclusion in the Circular, and the Corporation shall, as promptly as reasonably practicable after obtaining the Interim Order, cause the Circular and such other documents to be filed and sent to each Shareholder and other Persons as required by the Interim Order and Law, in each case using all commercially reasonable efforts so as to permit the Meeting to be

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held by the date specified in Section 2.3(1), provided that the Purchaser Parties shall have complied with Section 2.4(4).
(2)The Corporation shall ensure that the Circular complies in all material respects with Law and the Interim Order, does not contain any Misrepresentation (other than in respect to any information with respect to the Purchaser Parties and their affiliates that is furnished by or on behalf of the Purchaser Parties specifically for inclusion in the Circular) and provides the Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Meeting. Without limiting the generality of the foregoing, the Circular shall include: (i) a summary and a copy of the Fairness Opinions, (ii) subject to Article 5, a statement that the Special Committee and the Board have received the Fairness Opinions and that the Board (A) has unanimously, upon the unanimous recommendation in favour of the Arrangement by the Special Committee, after receiving legal and financial advice and after having considered all other relevant factors, determined that the Arrangement Resolution is in the best interests of the Corporation and the Shareholders and that the Consideration to be received by the Shareholders is fair to such holders, and (B) unanimously recommends that the Shareholders vote in favour of the Arrangement Resolution (the Board Recommendation), (iii) a copy of the Interim Order, (iv) a statement that directors and officers of the Corporation who own Shares have entered into Support and Voting Agreements pursuant to which they intend to vote all of their Shares in favour of the Arrangement Resolution, and (v) the text of the Arrangement Resolution.
(3)The Corporation shall give the Purchaser Parties and their outside legal counsel a reasonable opportunity to review and comment on drafts of the Circular and other related documents, and shall give reasonable and due consideration to any comments made by the Purchaser Parties and their outside legal counsel, provided that the Purchaser Parties shall provide any comments on drafts of the Circular and other related documents within 2 Business Days of any such drafts having been provided to the Purchaser Parties or one of their Representatives by the Corporation or one of its Representatives, and agrees that all information relating solely to the Purchaser Parties and their affiliates that is furnished in writing by or on behalf of the Purchaser Parties for inclusion in the Circular must be in a form and content satisfactory to the Purchaser Parties, acting reasonably. The Corporation shall provide the Purchaser Parties with a final copy of the Circular and other related documents prior to their mailing to the Shareholders.
(4)The Purchaser Parties shall, on a timely basis and in any event within 2 Business Days of any written request to the Purchaser Parties or one of its Representatives by the Corporation or one of its Representatives, provide in writing to the Corporation all necessary information concerning the Purchaser Parties and their affiliates that is required by Law to be included by the Corporation in the Circular or other related documents, and shall ensure that such information does not contain any Misrepresentation.
(5)The Purchaser Parties hereby agree to, solidarily (jointly and severally), indemnify and save harmless the Corporation, its Subsidiaries and their respective Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which the Corporation, any of its Subsidiaries or any of their respective Representatives may be subject or may suffer as a result of, or arising from, any Misrepresentation or alleged Misrepresentation contained in any information included in the Circular that was provided by or on behalf of the Purchaser Parties or their Representatives for inclusion in the Circular concerning the Purchaser Parties and their affiliates, including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Securities Authority, the TSX or other Governmental Entity based on such a Misrepresentation or alleged Misrepresentation.
(6)The Corporation and the Purchaser Parties shall each promptly notify the other if at any time before the Effective Date either of them becomes aware that the Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Corporation shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Shareholders and, if required by

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the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.
(7)Without limiting the generality of Section 4.2(2), and to the extent permitted by applicable Law, the Corporation shall promptly advise the Purchaser Parties of any material communication (whether written or oral) received by the Corporation from the TSX, any Securities Authority or any other Governmental Entity in connection with the Circular.
Section 2.5Final Order.
If the Interim Order is obtained and the Arrangement Resolution is passed at the Meeting as provided for in the Interim Order, the Corporation shall take all steps necessary or advisable to submit the Arrangement to the Court and diligently pursue an application for the Final Order, as soon as reasonably practicable, but in any event not later than five (5) Business Days after the Arrangement Resolution is passed at the Meeting (it being acknowledged that the actual date of the hearing for the Final Order shall be subject to the scheduling and availability of the Court).
Section 2.6Court Proceedings.
Subject to the terms of this Agreement, the Purchaser Parties shall cooperate with, assist and consent to the Corporation seeking the Interim Order and the Final Order, including by providing to the Corporation on a timely basis any information regarding the Purchaser Parties and their affiliates as required by applicable Law to be supplied by the Purchaser Parties in connection therewith. In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Corporation shall:
(1)diligently pursue, and cooperate with the Purchaser Parties in diligently pursuing, the Interim Order and the Final Order;
(2)provide the Purchaser Parties and their outside legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with, or submitted to, the Court or the Enterprise Registrar in connection with the Arrangement, including drafts of the motion for Interim Order and Final Order, affidavits, the Interim Order and the Final Order, and give reasonable consideration to all such comments of the Purchaser Parties and their legal counsel;
(3)provide outside legal counsel to the Purchaser Parties on a timely basis with copies of any notice of appearance, evidence or other documents served on the Corporation or its outside legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;
(4)ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement;
(5)not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the Purchaser Parties’ prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided that the Purchaser Parties shall not be required to agree or consent to any increase in or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser Parties’ obligations, or diminishes or limits the Purchaser Parties’ rights, set forth in any such filed or served materials or under this Agreement, or that require any amendment or modification to the terms and conditions of the Support and Voting Agreements;
(6)oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement and consult with the Purchaser Parties with respect to the defense or settlement of any shareholder or derivative proceeding, and not settle in respect of any such proceeding without the Purchaser Parties’ prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; and

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(7)at any time after the issuance of the Final Order and prior to the Effective Time, return to Court with respect to the Final Order, if required by the terms of the Final Order or by Law to do so, only after notice to, and in consultation and co-operation with, the Purchaser Parties.
Section 2.7Treatment of Corporation Options and Corporation Share Units
(1)Notwithstanding the terms of the Corporation Option Plan, any resolutions of the Board or any agreement, certificate or other instrument granting or confirming the grant of Corporation Options or representing Corporation Options, each Corporation Option (whether vested or unvested) which has not been exercised or surrendered prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of the holder of such Corporation Option, fully and unconditionally vested and exercisable, and shall be surrendered and transferred to the Corporation (free and clear of all Liens) in exchange for a cash payment from the Corporation equal to the amount (if any) by which the Consideration exceeds the exercise price of the Corporation Option (the Corporation Option Consideration), all in accordance with the Plan of Arrangement, and each such Corporation Option shall be immediately cancelled. For greater certainty, where such amount is zero or negative, none of the Corporation, the Depositary or the Purchaser Parties shall be obligated to pay the holder of such Corporation Option any amount in respect of such Corporation Option.
(2)Notwithstanding the terms of the Corporation Stock Performance Unit Plan, any resolutions of the Board or any agreement, certificate or other instrument granting or confirming the grant of Corporation Share Units or representing Corporation Share Units, each Corporation Share Unit (whether vested or unvested) which has not been redeemed or surrendered prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of the holder of such Corporation Share Unit, fully and unconditionally vested and redeemable, and shall be settled by the Corporation for a cash payment equal to the Consideration (the Corporation Share Unit Consideration), all in accordance with the Plan of Arrangement.
(3)No deduction will be claimed by the Corporation or any Person not dealing at arm’s length with the Corporation in respect of any amounts payable to the holder of a Corporation Option under the Plan of Arrangement and the Corporation will, and the Purchaser Parties will cause the Corporation to, elect in the prescribed form, and do all such things as required to make the election, under subsection 110(1.1) of the Tax Act that neither the Corporation, nor any person who does not deal at arm’s length with Corporation, will deduct, in computing income for the purposes of the Tax Act, any amount in respect of any such consideration payable to a holder of a Corporation Option as contemplated by this Agreement and the Plan of Arrangement. The Corporation will, and the Purchaser Parties will cause the Corporation to, provide such holders of Corporation Options with evidence in writing of such election under subsection 110(1.1) of the Tax Act.
(4)The Corporation Option Plan and Corporation Stock Performance Unit Plan shall be terminated in accordance with the Plan of Arrangement.
Section 2.8Articles of Arrangement and Effective Date.
(1)The closing of the transactions contemplated hereby (the Closing), including the filing of the Articles of Arrangement with the Enterprise Registrar, shall occur as soon as reasonably practicable (and in any event not later than three (3) Business Days) after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties, provided that if on the date the Corporation would otherwise be required to file the Articles of Arrangement pursuant to this Section 2.8(1), a Party has delivered a Termination Notice pursuant to Section 4.8(3), the Corporation shall not file the Articles of Arrangement until the

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Breaching Party has cured the breaches of representations, warranties, covenants or other matters specified in the Termination Notice.
(2)In connection with the Effective Time, each Party shall deliver to the other Party: (a) a certificate of compliance in respect of such Party dated within two (2) Business Days prior to the Effective Date; (b) a certified copy of the resolutions of the directors and, if applicable, the shareholders of such Party approving the transactions contemplated hereby (in the case of the Shareholders, the Arrangement Resolution); and (c) a certified copy of the such Party’s Constating Documents.
(3)From and after the Effective Time, the Plan of Arrangement shall have all of the effects provided by applicable Law, including the QBCA. The closing of the Arrangement will take place electronically by exchange of executed documents by email, using the Closing Folders™ platform or other electronic means or courier, and payment of the Consideration, the Corporation Option Consideration and the Corporation Share Unit Consideration as contemplated herein.
Section 2.9Payment of Consideration.
AcquireCo shall, following receipt of the Final Order and immediately prior to the filing by the Corporation of the Articles of Arrangement with the Enterprise Registrar, transfer or cause to be transferred to the Depositary sufficient funds to be held in escrow (the terms and conditions of such escrow to be satisfactory to the Corporation and the Purchaser Parties, each acting reasonably) (A) in order to satisfy the aggregate Consideration payable to the Shareholders as provided for in the Plan of Arrangement (other than with respect to Shareholders exercising Dissent Rights as provided in the Plan of Arrangement), and (B) to fund the Purchaser Loan.
Section 2.10Withholding Rights.
Each of the Purchaser Parties, the Corporation, the Depositary or any other Person that makes a payment hereunder shall be entitled to deduct and withhold from the amounts otherwise payable under this Agreement and the Arrangement, such amounts as it is directed to deduct and withhold or is required to deduct and withhold with respect to such payment under the Tax Act or any provision of any Law and remit such deduction and withholding amount to the appropriate Governmental Entity. To the extent that amounts are so properly deducted, withheld and remitted, such amounts shall be treated for all purposes of this Agreement and the Arrangement as having been paid to the applicable recipient, in respect of which such deduction, withholding and remittance was made.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
Section 3.1Representations and Warranties of the Corporation.
(1)Except as set forth in the Corporation Disclosure Letter, the Corporation hereby represents and warrants to the Purchaser Parties as set forth in Schedule C and acknowledges and agrees that the Purchaser Parties are relying upon such representations and warranties in connection with the entering into of this Agreement and the consummation of the Arrangement. Except for the representations and warranties contained in this Agreement, including Schedule C, the Purchaser Parties expressly disclaim reliance on any representation or warranty, any statement or information made, communicated or furnished (orally or in writing) to the Purchaser Parties or their respective Representatives.
(2)Except for the representations and warranties set forth in this Agreement, neither the Corporation nor any other Person has made, or makes any other, express or implied representation and warranty, either written or oral, on behalf of the Corporation. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by the Corporation in this Agreement as set forth in Schedule C, neither the Corporation nor any other Person makes or has made any representation or warranty to the Purchaser Parties or any of their Representatives, with respect to any financial projection, forecast, guidance, estimates of revenues, earnings or cash flows, budget or

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prospective information relating to the Corporation, any of the Subsidiaries or their respective businesses, assets or operations, including the accuracy, completeness or currentness thereof, and neither the Corporation nor any other Person will have any liability to the Purchaser Parties in respect of such information, including any subsequent use of such information.
(3)Subject to Section 7.3, the representations and warranties of the Corporation contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms, provided, however, no such termination shall relieve any Party hereto of any liability or damages to the other Party hereto if such termination results from a wilful breach or fraud by such Party of its representations, warranties or covenants contained in this Agreement.
Section 3.2Representations and Warranties of the Purchaser Parties.
(1)The Purchaser Parties hereby represent and warrant to the Corporation as set forth in Schedule D and acknowledge and agree that the Corporation is relying upon such representations and warranties in connection with the entering into of this Agreement and the consummation of the Arrangement.
(2)Except for the representations and warranties set forth in this Agreement, neither the Purchaser Parties nor any other Person has made, or makes any other, express or implied representation and warranty, either written or oral, on behalf of the Purchaser Parties. Except for the representations and warranties contained in this Agreement, including Schedule D, the Corporation expressly disclaims reliance on any representation or warranty, any statement or information made, communicated or furnished (orally or in writing) to the Corporation or its Representatives.
(3)The representations and warranties of the Purchaser Parties contained in this Agreement shall not survive the completion of the Arrangement and, subject to Section 7.3, shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.
ARTICLE 4
COVENANTS
Section 4.1Conduct of Business of the Corporation.
(1)The Corporation covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Corporation shall, and shall cause each of its Subsidiaries to, conduct business in the Ordinary Course, except (i) with the prior written consent of the Purchaser Parties (such consent not to be unreasonably withheld, conditioned or delayed), (ii) as required or permitted by this Agreement or the Plan of Arrangement, (iii) as required by Law or by a Governmental Entity, or (iv) as set out in Section 4.1(1) of the Corporation Disclosure Letter, and the Corporation shall use commercially reasonable efforts to maintain and preserve its and its Subsidiaries’ business organization, assets (including, for greater certainty, the Corporation Assets), goodwill and business relationships with other Persons with which the Corporation or any of its Subsidiaries have business relations.
(2)Without limiting the generality of Section 4.1(1) and except (i) with the prior written consent of the Purchaser Parties (such consent not to be unreasonably withheld, conditioned or delayed), (ii) as required or permitted by this Agreement or the Plan of Arrangement, (iii) as required by Law or by a Governmental Entity, or (iv) as set out in Section 4.1(2) of the Corporation Disclosure Letter, the Corporation covenants and agrees that, from the date hereof until the earlier of the Effective Time or the time that this Agreement is terminated in accordance with its terms, the Corporation shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

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(a)amend or permit the adoption of any amendment to any of its Constating Documents;
(b)split, combine or reclassify any securities of the Corporation or any of its Subsidiaries;
(c)amend the terms of, redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire, any securities of the Corporation or any of its Subsidiaries, except in respect of a termination or cessation of employment;
(d)make, declare, set aside or pay any dividend or other distribution (whether in cash, securities or property, or any combination thereof) on any class of securities of the Corporation;
(e)adopt a plan of liquidation or resolution providing for the liquidation or dissolution;
(f)issue, grant, deliver, sell, pledge or otherwise encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance or create any derivative interest in, any securities of the Corporation or its Subsidiaries or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into, or otherwise evidencing a right to acquire such securities or other equity or voting interests, except for the issuance of Shares issuable upon the exercise of previously issued Corporation Options;
(g)reorganize, merge, combine or amalgamate with any Person or acquire (by merger, amalgamation, consolidation, acquisition of securities, assets or otherwise), directly or indirectly, in one transaction or in a series of transactions, any businesses or enterprises, or acquire assets, properties or interests outside of the Ordinary Course;
(h)form any Subsidiary or acquire any equity interest in any other Person or enter into any joint venture, partnership, limited liability corporation, or similar arrangement;
(i)reduce the stated capital of any class or series of the shares of the Corporation or any of its Subsidiaries;
(j)other than in the Ordinary Course, sell, transfer, license, lease or otherwise dispose of the Corporation Assets, except for (A) Corporation Assets, which, individually or in the aggregate, do not exceed $100,000, (B) property or equipment which is obsolete, or (C) transactions solely between the Corporation and a Subsidiary or between Subsidiaries;
(k)grant any Lien against any property that is not a Permitted Lien;
(l)enter into or amend any agreement for the purchase, sale or lease of any real property;
(m)make any capital expenditure or commitment to do so which, individually or in the aggregate exceeds $100,000, other than capital expenditures or commitments made in the Ordinary Course;
(n)prepay any long-term indebtedness (whether in account of borrowed money or otherwise) before its scheduled maturity or increase, create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof or debt securities, other than any repayment of indebtedness or incurrence of additional indebtedness under the Corporation’s current revolving credit facility;
(o)commence, cancel, waive, release, assign, settle (other than for amounts already paid or provisioned in the Corporation’s financial statements) or compromise any

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liability, obligation, claim (other than insured claims), action or Proceeding, including any claim for equitable relief (i) relating to the assets or the business of the Corporation or any of its Subsidiaries, in excess of an aggregate amount of $100,000 or which would reasonably be expected to impede, prevent or materially delay the consummation of the transactions contemplated by this Agreement, (ii) relating to Corporation Intellectual Property that is material to the Corporation or any of its Subsidiaries, or (iii) brought by any present, former or purported holder of securities of the Corporation or any of its Subsidiaries in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;
(p)make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person (other than in respect of a liability or obligation incurred by a Subsidiary of the Corporation, provided that the incurrence of such liability or obligation by such Subsidiary does not constitute a breach of this Agreement);
(q)enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments, other than in the Ordinary Course;
(r)make any bonus or profit sharing distribution or similar payment of any kind, other than in the Ordinary Course as set forth in Section 3.1(32)(f) of the Corporation Disclosure Letter or in accordance with the terms of an Employee Plan or Contract with a Corporation Employee in force as of the date hereof;
(s)make any material change in the Corporation’s methods of accounting, except as required by concurrent changes in IFRS or pursuant to written instructions, comments or orders of a Securities Authority;
(t)grant any increase in the rate of wages, salaries, bonuses or other remuneration of any Corporation Employees or independent contractor or make any bonus or profit sharing distribution or similar payment of any kind, or adopt or otherwise implement any employee or executive bonus or retention plan or program, except (i) in the Ordinary Course and as set forth in Section 3.1(32)(f) of the Corporation Disclosure Letter, and (ii) as required by the terms of any Employee Plan or Contract with a Corporation Employee in force as of the date hereof;
(u)hire any new Corporation Employee or engage any new contractors, except to fill a vacancy in the Ordinary Course;
(v)enter into, adopt or otherwise implement any new Employee Plan;
(w)amend, terminate or waive any right under, any existing Material Contract or enter into any Contract that if entered into prior to the date hereof would be a Material Contract (except for (A) entering into new Contracts with customers or clients, and (B) extensions and renewals of Material Contracts in the Ordinary Course, provided that the Corporation shall provide prior written notice to the Purchaser Parties if any such extension or renewal is on terms that are less favourable to the Corporation or the applicable Subsidiary than those that were provided for in the Material Contract being extended or renewed), or fail to enforce any material breach of any Material Contract of which it becomes aware, or materially breach or violate or be in default under any Material Contract;
(x)enter into any Contract with a Group Purchasing Organization;
(y)enter into any new Contracts with distributors, except that the Corporation may extend or renew existing distributor Contracts for a term of up to one (1) year and [***];
(z)(i) fail to duly and timely file, in accordance with applicable Laws, all material Tax Returns required to be filed by it on or after the date hereof; (ii) fail to timely

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withhold, collect, remit and pay all material Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any such Taxes contested in good faith pursuant to applicable Laws; (iii) make any Tax election or designation other than in the Ordinary Course; (iv) settle or compromise any material Tax claim, assessment, reassessment or liability; (v) file any amended Tax Return; (vi) enter into any material agreement with a Governmental Entity with respect to Taxes; (vii) surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any material Tax matter; or (viii) materially amend or change any of its methods of reporting income, deductions or accounting for income Tax purposes except as may be required by Law;
(aa)knowingly take any action or knowingly permit any inaction or knowingly enter into any transaction (other than the implementation and fulfillment of the transactions contemplated in this Agreement and the Plan of Arrangement and actions taken in the ordinary course of business) that could reasonably be expected to have the effect of materially reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of the securities of any Subsidiary and other non-depreciable capital property owned by the Corporation on the date hereof, upon an amalgamation or winding-up of any of the Corporation or the Subsidiaries (or any of their respective successors);
(bb)    take any action or fail to take any action which action or failure to act would, or would reasonably be expected to, result in the loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Authorizations (including any Healthcare Authorizations), or fail to pursue with commercially reasonable due diligence for any pending applications to any Governmental Entities for material Authorizations;
(cc)    disclose any trade secrets or other confidential information relating to any Corporation Offerings or that are otherwise material to the Corporation or any of its Subsidiaries to any third party, other than in the Ordinary Course pursuant to written confidentiality obligations binding on such third party;
(dd)    except as contemplated in Section 4.9 and except for scheduled renewals in the Ordinary Course, terminate, cancel or let lapse any insurance (or re-insurance) policy of the Corporation or any of its Subsidiaries in effect on the date of this Agreement, unless simultaneously with any such termination, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated policy for substantially similar premium are in full force and effect;
(ee)    waive, release, abandon, let lapse, grant or transfer any material right under, or amend, modify or change in any material respect, any existing material license or right to use the Intellectual Property of a third party, other than in the Ordinary Course;
(ff)    grant rights to or permit or agree to grant rights to or to permit any other Person to register or enforce, or grant any other rights or interests with respect to, Corporation Intellectual Property that is material to the Corporation or any of its Subsidiaries, other than Contracts for sales of the Corporation Offerings and associated non-exclusive licenses entered into in the Ordinary Course;
(gg)    abandon, cancel or commit any action or omission regarding the relinquishment of rights to the Owned Intellectual Property that are material to the Corporation or any of its Subsidiaries;
(hh)    materially change its business; or

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(ii)    authorize, agree, resolve or otherwise commit to do any of the foregoing.
Section 4.2Covenants of the Corporation Regarding the Arrangement.
(1)Subject to the terms and conditions of this Agreement, the Corporation shall, and shall cause its Subsidiaries to, perform all obligations required or advisable to be performed by the Corporation or its Subsidiaries under this Agreement, cooperate in good faith with the Purchaser Parties in connection therewith, and shall use its commercially reasonable efforts to perform all such other actions as may be necessary or advisable in order to consummate or make effective, as soon as reasonably practicable, the Arrangement and the other transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Corporation shall, and shall cause its Subsidiaries to (other than in connection with obtaining the Regulatory Approvals, which shall be governed by Section 4.4):
(a)use its commercially reasonable efforts to satisfy all conditions precedent in this Agreement and carry out the terms of the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;
(b)use its commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations, including the Corporation Consents, that are (i) required under the Material Contracts in connection with the Arrangement, or (ii) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Purchaser Parties, and without paying, and without committing itself or the Purchaser Parties to pay, any consideration or incurring any liability or obligation without the prior written consent of the Purchaser Parties, such consent not to be unreasonably withheld, conditioned or delayed;
(c)use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it relating to the Arrangement or the transactions contemplated by this Agreement;
(d)use its commercially reasonable efforts to, upon reasonable consultation with the Purchaser Parties, oppose, lift or rescind any injunction, restraining or other order, decree, judgment or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any Proceedings to which it or any of its Subsidiaries is a party or brought against it or any of its Subsidiaries or any of their directors or officers challenging the Arrangement or this Agreement; provided that, neither the Corporation nor any of its Subsidiaries shall consent to the entry of any judgment or settlement with respect to any such Proceeding without the prior written approval of the Purchaser Parties, such consent not to be unreasonably withheld, conditioned or delayed;
(e)not take any action, or refraining from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or the Arrangement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement, other than as permitted under this Agreement; and
(f)use its commercially reasonable efforts to assist in effecting the resignations of each member of the Board and each member of the board of directors of the Subsidiaries to the extent requested by the Purchaser Parties, and causing them to be replaced by Persons nominated by the Purchaser Parties effective as of the Effective Time.

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(2)The Corporation shall promptly notify the Purchaser Parties of:
(a)any Material Adverse Effect;
(b)any notice or other communication from (i) any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement, or (ii) any counterparty to a Material Contract that is terminating or otherwise materially adversely modifying (to the extent such material adverse modification is expressly provided in writing or orally to the President and Chief Executive Officer of the Corporation) its relationship with the Corporation or any of its Subsidiaries as a result of this Agreement or the Arrangement;
(c)unless prohibited by Law, any notice or other communication from any Governmental Entity (other than Governmental Entities in connection with Regulatory Approvals subject to Section 4.4) in connection with this Agreement (and the Corporation shall contemporaneously provide a copy of any such written notice or communication to the Purchaser Parties); or
(d)any Proceeding commenced or, to the Corporation’s knowledge, threatened against, relating to or involving, or otherwise affecting the Arrangement, this Agreement or any of the transactions contemplated by this Agreement.
Section 4.3Covenants of the Purchaser Parties Relating to the Arrangement
(1)Subject to the terms and conditions of this Agreement, the Purchaser Parties shall perform all obligations required or advisable to be performed by it under this Agreement, cooperate in good faith with the Corporation in connection therewith, and shall use its commercially reasonable efforts to perform all such other actions as may be necessary or advisable in order to consummate and make effective, as soon as reasonably practicable, the Arrangement and the other transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Purchaser Parties shall (other than in connection with obtaining the Regulatory Approvals, which shall be governed by Section 4.4):
(a)use their commercially reasonable efforts to satisfy the conditions precedent in this Agreement and carry out the terms of the Interim Order and Final Order applicable to them and comply promptly with all requirements imposed by Law on them with respect to this Agreement or the Arrangement;
(b)vote any Shares, directly or indirectly, owned or controlled by the Purchaser Parties or their affiliates in favour of the Arrangement Resolution and not exercise Dissent Rights in respect of such Shares;
(c)use their commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from them relating to the Arrangement or the transactions contemplated by this Agreement;
(d)use their commercially reasonable efforts, upon reasonable consultation with the Corporation, to oppose, lift or rescind any injunction, restraining or other order, decree, judgment or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it they a party or brought against them or their directors or officers challenging the Arrangement or this Agreement; and
(e)not take any action, or refraining from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement, other than as permitted under this Agreement.

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(2)The Purchaser Parties shall promptly notify the Corporation of:
(a)any notice or other communication from any Person alleging that the consent, waiver or approval of such Person is required in connection with this Agreement or the Arrangement;
(b)any material notice or other communication from any Governmental Entity in connection with this Agreement (and, subject to Law, the Purchaser Parties shall contemporaneously provide a copy of any such written notice or communication to the Corporation); or
(c)any Proceedings commenced or, to the knowledge of the Purchaser Parties, threatened against the Purchaser Parties or affecting their assets that relate to this Agreement or the Arrangement.
Section 4.4Regulatory Matters.
(1)Each Party shall file any filings, notifications or submissions (or drafts thereof) as are required or advisable to obtain the Regulatory Approvals as soon as reasonably practicable and as specified herein:
(a)the Purchaser will file with the Minister a notification of the transactions contemplated by this Agreement pursuant to Part III of the ICA (the ICA Notification) no later than October 13, 2023, unless the Parties mutually agree on a different date for such filing; and

(b)the Purchaser and the Corporation shall each file, or cause to be filed, their respective notification and report form pursuant to the HSR Act with respect to the Arrangement no later than ten (10) Business Days after the date hereof, unless the Parties mutually agree on a different date for such filings.

(2)The Parties shall cooperate in good faith in using their respective commercially reasonable best efforts to obtain the Regulatory Approvals, including providing or submitting on a timely basis, and as promptly as practicable, all documentation and information that is required and shall cooperate in the preparation and submission of all applications, notices, filings, and submissions to Governmental Entities. Without limitation, the Corporation shall provide and shall cause the Subsidiaries to provide to the Purchaser such documents and information as the Purchaser may reasonably request for the purposes of the ICA Notification and ICA Approval. Subject to the covenants and obligations contained herein, the Purchaser Parties shall control and have the final and ultimate authority over strategic or tactical decisions in relation to the Regulatory Approvals, it being agreed that the Purchaser Parties shall consider in good faith the views of the Corporation and its counsel.

(3)Subject to Section 4.4(4), and to the extent permitted by applicable Law, with respect to obtaining the Regulatory Approvals, each Party shall:

(a)promptly inform the other Parties of any communication received by that Party relating to the Regulatory Approvals or any filings, notifications or submissions in connection therewith and provide the other Parties with copies of any written communications;

(b)use reasonable best efforts to respond promptly to any request or notice from any Governmental Entity requiring the Parties, or any one of them, to supply additional information that is relevant to the review of the transactions contemplated by this Agreement in connection with the Regulatory Approvals or any filings, notifications or submissions in connection therewith;

(c)permit the other Party to review in advance any proposed communications, applications, notices, filings or submissions to Governmental Entities (including responses to requests for information and inquiries from any Governmental Entity) in connection with the Regulatory Approvals or any filings, notifications or submissions in connection therewith, and provide the other Parties a

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reasonable opportunity to comment thereon and consider in good faith any comments proposed thereby;

(d)promptly provide the other Party with any filed copies of applications, notices, filings and submissions (including responses to requests for information and inquiries from any Governmental Entity) that were submitted to a Governmental Entity in connection with the Regulatory Approvals or any filings, notifications or submissions in connection therewith;

(e)not participate in any meeting or discussion (whether in person, by telephone or otherwise) with Governmental Entities in connection with the Regulatory Approvals or any filings, notifications or submissions in connection therewith unless it consults with the other Parties in advance and gives the other Parties or their legal counsel the opportunity to attend and participate thereat, unless a Governmental Entity requires otherwise; and

(f)keep the other Parties promptly informed of the status of discussions with Governmental Entities in connection with the Regulatory Approvals or any filings, notifications or submissions in connection therewith.

(4)Notwithstanding any other requirement in this Section 4.4(4), where a Party (a Disclosing Party) is required under this Section 4.4(4) to provide information to another Party (a Receiving Party) that the Disclosing Party deems to be competitively sensitive information or otherwise reasonably determines in respect thereof that disclosure should be restricted, the Disclosing Party may restrict the provision of such competitively sensitive and other information only to external legal counsel of the Receiving Party; provided, that the Disclosing Party also provides the Receiving Party a redacted version of such information which does not contain any such competitively sensitive or other restricted information.

(5)The Parties shall use their respective reasonable best efforts to obtain the Regulatory Approvals as soon as reasonably practicable after the date hereof and in any event prior to the Outside Date; provided, however, that notwithstanding anything to the contrary herein (a) the Purchaser Parties and their affiliates shall not be required to (i) offer, commit or agree to enter into, modify, amend or terminate any contracts or (ii) offer, commit or agree to, or effect, any divestitures, sales, hold separates, conditions, obligations, terms, undertakings or behavioural requirements as a basis for obtaining, or otherwise in connection with, any Regulatory Approvals, and (b) with respect to any action of the type referred to in the foregoing clause (a)(i) or (a)(ii), the Corporation (i) shall not, and shall cause its Subsidiaries not to, take any such action without the Purchaser Parties’ prior written consent, and (ii) shall, and shall cause its Subsidiaries to, take any such action at the direction of the Purchaser Parties, provided that any such divestiture, sale or hold separate is conditioned upon the consummation of the transactions contemplated by this Agreement.

(6)Notwithstanding anything to the contrary in this Agreement, in fulfilling their obligations under this Agreement with respect to the ICA Approval, the reasonable best efforts of the Purchaser Parties shall require the Purchaser Parties to (a) respond promptly to any requests for information from any Governmental Entity; (b) negotiate in good faith with the Minister or other relevant Governmental Entity; and (c) agree to undertakings or to similar commitments in any order under section 25.4(1)(b) of the ICA that (i) are not, in the aggregate, material (with materiality measured based upon the consolidated earnings before interest, taxes, depreciation and amortization of the Corporation for the year ended August 31, 2022) and (ii) are conditioned upon the consummation of the transactions contemplated by this Agreement. Notwithstanding anything to the contrary herein, in no event shall the Corporation or any of its Subsidiaries propose, agree or commit to any such undertaking or undertakings (or similar commitments) without the prior written consent of the Purchaser Parties.

(7)The Parties shall not take any action, refrain from taking any commercially reasonable action or permit any action to be taken or not taken, which is inconsistent with this Agreement, or that will have, or would reasonably be expected to have, the effect of materially delaying, impairing or impeding the granting of the Regulatory Approvals.

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(8)Notwithstanding any other provision of this Agreement, but subject to Sections 4.4(5) and 4.4(6), if any objections are asserted by any Governmental Entity under any applicable Law with respect to the transactions contemplated by this Agreement, or if any proceeding is instituted or threatened by any Governmental Entity challenging or which could lead to a challenge of any of the transactions contemplated by this Agreement as not in compliance with Law or as not satisfying any applicable legal test under a Law necessary to obtain the Regulatory Approvals, the Parties shall use their respective best reasonable efforts to resolve or avoid such proceeding so as to allow the Closing to occur on or prior to the Outside Date.
Section 4.5Access to Information; Confidentiality.
(1)From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to Law and compliance with the terms of any existing Contracts (including the Confidentiality Agreement), the Corporation shall, and shall cause its Subsidiaries and their respective Representatives to give to the Purchaser Parties and their respective Representatives, upon reasonable advance notice, and with, at the option of the Corporation, a Representative of the Corporation being present, reasonable access during normal business hours to its and its Subsidiaries’ offices, properties, Books and Records, Contracts and financial and operating data or other information with respect to the assets or business of the Corporation as the Purchaser Parties and their respective Representatives may from time to time reasonably request in connection with strategic and integration planning and for any other reasons reasonably relating to the transactions contemplated herein, so long as the access does not unduly interfere with the conduct of the business of the Corporation.
(2)This Section 4.5 shall not require the Corporation or its Subsidiaries to permit any access, or to disclose any information that in the reasonable good faith judgment of the Corporation, after consultation with outside legal counsel, is likely to result in the breach of any Contract, any violation of any Law or cause any privilege (including attorney-client privilege) that the Corporation or its Subsidiaries would be entitled to assert to be undermined with respect to such information; provided that, the Parties shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so could reasonably (in the good faith belief of such disclosing Party, after consultation with counsel) be managed through the use of customary “clean-room” arrangements.
(3)The Purchaser Parties acknowledge that the Confidentiality Agreement shall continue to apply and that all information provided to the Purchaser Parties and their Representatives under Section 4.5(1) that is non-public or proprietary in nature shall be subject to the terms of the Confidentiality Agreement. Without limiting the generality of the foregoing, the Corporation and each of the Purchaser Parties acknowledges and agrees that the Corporation Disclosure Letter and all information contained in it is confidential and shall be treated in accordance with the terms of the Confidentiality Agreement. If this Agreement is terminated in accordance with its terms, the obligations of the parties under the Confidentiality Agreement shall survive the termination of this Agreement in accordance with the terms of the Confidentiality Agreement.
Section 4.6Pre-Acquisition Reorganization.
(1)Subject to Section 4.6(2), the Corporation agrees that, upon request of the Purchaser Parties, the Corporation shall use its commercially reasonable efforts, and shall cause each of its Subsidiaries to use their commercially reasonable efforts to (i) perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions, including amalgamation or liquidation, as the Purchaser Parties may request, acting reasonably (each a Pre-Acquisition Reorganization), (ii) cooperate with the Purchaser Parties and their Representatives to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken, and (iii) cooperate with the Purchaser Parties and their Representatives to seek and obtain consents or waivers which might be required (including the Corporation’s lenders under the Corporation’s current revolving credit facility) in connection with the Pre-Acquisition Reorganization, if any.

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(2)The Corporation will not be obligated to participate in any Pre-Acquisition Reorganization under Section 4.6(1) unless the Corporation determines in good faith that such Pre-Acquisition Reorganization:
(a)can be completed prior to the Effective Date and can be reversed or unwound in the event the Arrangement is not consummated without adversely affecting the Corporation, any of its Subsidiaries or the Shareholders;
(b)is not, in the opinion of the Corporation, after consultation with its outside legal counsel, prejudicial to the Corporation, any of its Subsidiaries or the Shareholders;
(c)does not reduce or change the form of the Consideration provided for under the Arrangement;
(d)does not impair, impede, delay or prevent the receipt of any Regulatory Approvals or the satisfaction of any conditions set forth in Article 6 or the ability of the Corporation or the Purchaser Parties from consummating and will not materially delay the consummation of the Arrangement;
(e)does not require the Corporation to obtain the approval of any Shareholders or, after the mailing of the Circular, to require any amendment thereto;
(f)is effected as closely as reasonably practicable prior to the Effective Time;
(g)does not require the Corporation or its Subsidiaries to take any action that could reasonably be expected to result in Taxes being imposed on, or any adverse Tax or other consequences to, any Shareholders incrementally greater than the Taxes or other consequences to such party in connection with the completion of the Arrangement in the absence of action being taken pursuant to this Section 4.6;
(h)does not result in any breach by the Corporation or any of its Subsidiaries of any Material Contract or any breach by the Corporation or any of its Subsidiaries of their respective organizational documents or Law provided that any failure to obtain consent in connection with the Pre-Acquisition Reorganization will be deemed not to constitute or result in a breach pursuant to this Section 4.6(2)(h);
(i)does not, in the opinion of the Corporation, acting reasonably, interfere with the ongoing operations of the Corporation or any of its Subsidiaries;
(j)does not require the directors, officers, employees or agents of the Corporation or its Subsidiaries to take any action in any capacity other than as a director, officer, employee or agent;
(k)does not result in Taxes being imposed, directly or indirectly, on, or an adverse Tax or other consequences to, any Shareholder or the holders of Corporation Options that are incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization;
(l)does not adversely affect the Tax status of the Corporation or any of its Subsidiaries; and
(m)shall not become effective unless the Purchaser Parties have irrevocably waived or confirmed in writing the satisfaction of all conditions in its favour under Section 6.1 and Section 6.2 and shall have confirmed in writing that it is prepared to promptly and without condition (other than compliance with this Section 4.6) proceed to effect the Arrangement.
(3)The Purchaser Parties must provide written notice to the Corporation of any proposed Pre-Acquisition Reorganization at least twenty (20) Business Days prior to the Effective

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Date. Upon receipt of such notice, the Corporation and the Purchaser Parties shall work cooperatively and use their commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to this Agreement or the Plan of Arrangement (provided that such amendments do not require the Corporation to obtain approval of Shareholders). Such Pre-Acquisition Reorganization shall be made effective as of the last moment of the Business Day ending immediately prior to the Effective Date, unless otherwise agreed to by the Corporation.
(4)The Purchaser Parties agree that it will be responsible for all direct and indirect costs and expenses associated with any Pre-Acquisition Reorganization to be carried out at its request and shall indemnify and save harmless the Corporation and its Subsidiaries and their respective directors and officers from and against any and all direct and indirect liabilities, losses, damages, claims, costs, fees, expenses, interest awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Acquisition Reorganization (including in respect of any reversal, modification or termination of a Pre-Acquisition Reorganization and including any out of pocket costs and expenses for filing fees and external counsel and auditors which may be incurred) and that any Pre-Acquisition Reorganization will not be considered in determining whether a representation or warranty of the Corporation under this Agreement has been breached (including where any such Pre-Acquisition Reorganization requires the consent of any third party under a Contract). The indemnification obligations contained in this Section 4.6(4) shall survive indefinitely notwithstanding the termination of this Agreement.
(5)The Purchaser Parties waive any breach of a representation, warranty or covenant by the Corporation, where such breach is a result of an action taken by the Corporation or a Subsidiary in good faith pursuant to a request by the Purchaser Parties in accordance with this Section 4.6.
Section 4.7Public Communications.
(1)The Parties shall reasonably cooperate in the preparation of presentations, if any, to Shareholders regarding the Arrangement. Prior to the Effective Time, a Party must not issue any press release or make any other public statement or disclosure, including any publicly available filing with the Court or other Governmental Entity, with respect to this Agreement or the Arrangement (including making publicly available all or a portion of this Agreement) without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing in accordance with applicable Laws, including Securities Laws and stock exchange rules, and if such disclosure or filing is required, the Party shall use its reasonable best efforts to give the other Party prior written notice thereof and a reasonable opportunity to review or comment on the portion of the disclosure or filing regarding the Arrangement prior to making such disclosure or filing, and the disclosing Party shall give reasonable consideration to the comments of the other Party with respect thereto, including any requested redactions to the extent permitted by applicable Law. Notwithstanding the foregoing, the Parties, subject to compliance with Securities Laws and stock exchange rules applicable to each such Party, may have discussions with non-Parties relating to this Agreement or the transactions contemplated by it, provided that such discussions are limited to information contained in the most recent press releases, public disclosures or public statements made by the Corporation or the Purchaser Parties. The Parties acknowledge that (i) the Corporation will file this Agreement and a material change report relating thereto on SEDAR, and (ii) the Purchaser will disclose the material terms of this Agreement and file this Agreement as an exhibit to a Form 8-K filed subsequent to signing of this Agreement and in subsequent reports filed by the Purchaser on EDGAR.
(2)The Parties shall cooperate with each other and their respective Representatives and advisors for the purposes of any disclosure or filing required to be made pursuant to Securities Laws or stock exchange rules.

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Section 4.8Notice and Cure Provisions.
(1)During the period commencing on the date of this Agreement and continuing until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:
(a)cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement until the earlier of the Effective Time and the time this Agreement is terminated in accordance with its terms; or
(b)result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party prior to or at the Effective Time under this Agreement.
(2)Notification provided under Section 4.8(1) will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.
(3)The Purchaser Parties may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(4)(a) [Breach of Representation or Warranty or Failure to Perform Covenant by the Corporation] and the Corporation may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(3)(a) [Breach of Representation or Warranty or Failure to Perform Covenant by the Purchaser Parties], unless the Party seeking to terminate the Agreement (the Terminating Party) has delivered a written notice (a Termination Notice) to the other Party (the Breaching Party) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date (with any wilful breach being deemed to be incurable), the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) if such matter has not been cured by the date that is ten (10) Business Days following receipt of such Termination Notice by the Breaching Party, such date. If the Terminating Party delivers a Termination Notice prior to the date of the Meeting or the making of the application for the Final Order, unless the Parties agree otherwise, the Corporation shall postpone or adjourn the Meeting or delay making the application for the Final Order, or both, to the earlier of (a) ten (10) Business Days prior to the Outside Date and (b) the date that is fifteen (15) Business Days following receipt of such Termination Notice by the Breaching Party (without causing any breach of any other provision contained herein).
Section 4.9Insurance and Indemnification.
(1)Prior to the Effective Time, the Corporation shall and, if the Corporation is unable after using commercially reasonable efforts, the Purchaser Parties shall cause the Corporation to, as of the Effective Time, obtain and fully pay the premium for the extension of the directors’ and officers’ liability coverage of the Corporation’s and its Subsidiaries’ existing directors’ and officers’ insurance policies for a claims reporting or run-off and extended reporting period and claims reporting period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from the Corporation’s current insurance carriers or an insurance carrier with the same or better credit rating with respect to directors’ and officers’ liability insurance (D&O Insurance), and with terms, conditions, retentions and limits of liability that are no less advantageous to the present and former directors and officers of the Corporation and its Subsidiaries than the coverage provided under the Corporation’s and its Subsidiaries’ existing policies. If the Corporation for any reason fails, after having used commercially reasonable efforts, to obtain such run off insurance policies as of the Effective Time, the Purchaser Parties shall, or shall cause the Corporation and its Subsidiaries to, maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are no less advantageous to the present and former

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directors and officers of the Corporation and its Subsidiaries than the coverage provided under the Corporation’s and its Subsidiaries’ existing policies as of the date hereof, or the Corporation shall purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favourable to the present and former directors and officers of the Corporation and its Subsidiaries as provided in Corporation’s existing policies as of the date hereof.
(2)From and after the Effective Date, the Purchaser Parties shall cause the Corporation or the applicable Subsidiary of the Corporation to honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Corporation and its Subsidiaries to the extent that they are contained in their Constating Documents or disclosed in the Corporation Disclosure Letter and acknowledges that such rights, to the extent that they are contained in their Constating Documents or disclosed in the Corporation Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.
(3)If either of the Purchaser Parties, the Corporation or any of its Subsidiaries or any of their respective successors or assigns following the Effective Time (i) consolidates or amalgamates with or merges or liquidates into any other Person and is not a continuing or surviving corporation or entity of such consolidation, amalgamation, merger or liquidation, or (ii) transfers all or substantially all of its properties and assets to any Person, proper arrangements shall be made so as to ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the Purchaser Parties, the Corporation or its Subsidiaries) assumes all of the obligations set forth in this Section 4.9 and acknowledges that such rights shall survive the Effective Time and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.
(4)This Section 4.9 shall survive the consummation of the Arrangement and is intended to be for the benefit of, and shall be enforceable by, the present and former directors and officers of the Corporation and its Subsidiaries and their respective heirs, executors, administrators and personal representatives (the Indemnified Persons) and shall be binding on the Purchaser Parties, the Corporation and their respective successors and assigns, and, for such purpose, the Corporation hereby confirms that it is acting as agent on behalf of the Indemnified Persons.
Section 4.10Employment Matters
(1)The Parties acknowledge that any change of control, retention, termination payments, severance or any other similar payments owed to Corporation Employees or the directors of the Corporation by the Corporation as a result of the completion of the Arrangement (as disclosed in Section 3.1(32)(f) of the Corporation Disclosure Letter) shall be paid by the Corporation to such Corporation Employees or directors on the Effective Date prior to or simultaneously with the sending by the Corporation of the Articles of Arrangement to the Enterprise Registrar in accordance with Section 2.8.
(2)From and after the Effective Time, the Purchaser Parties shall cause the Corporation and its Subsidiaries to comply with all of the obligations of the Corporation and any of its Subsidiaries under employment and other agreements with current or former Corporation Employees and Employee Plans as are disclosed in the Corporation Disclosure Letter in accordance with their terms as in effect immediately before the Effective Time and, for a period of 12 months following the Effective Time shall cause the Corporation to provide the Corporation Employees with benefits and total compensation that are comparable in the aggregate to those currently provided by the Corporation under such employment agreements of such Corporation Employees and such Employee Plans; provided that no provision of this Section 4.10 shall (i) require the Corporation to maintain any Employee Plan including, without limitation, the Corporation Option Plan and Corporation Stock Performance Unit Plan, (ii) require the Corporation to issue or grant any Corporation Options or Corporation Share Units to any Corporation Employee, (iii) limit or restrict the Corporation from terminating or amending any Employee Plan in accordance with its terms or the Plan of Arrangement, (iv) give any Corporation Employees any right to continued employment or to the receipt of any particular benefit, or (v) impair in any way

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the right of the Corporation or any of its Subsidiaries to terminate the employment of any Corporation Employees.
Section 4.11Stock Exchange Delisting
The Purchaser Parties and the Corporation shall use their commercially reasonable efforts to cause the Shares to be delisted from the TSX and to be withdrawn from the OTCQX designation promptly, with effect immediately following the acquisition by AcquireCo of the Shares pursuant to the Arrangement.
Section 4.12Financing Cooperation
Prior to the Effective Time, the Corporation shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to cooperate, as may be reasonably requested by the Purchaser Parties in connection with any drawdown under the Purchaser’s current revolving credit facilities to the extent such funds are used by the Purchaser Parties to consummate the transactions contemplated by this Agreement, including using its and their commercially reasonable efforts to furnish all documentation and information as is reasonably requested by the Purchaser Parties or their lenders.
Section 4.13Transaction Litigation
The Corporation shall as promptly as reasonably practicable notify the Purchaser Parties in writing of any Transaction Litigation and shall keep the Purchaser Parties informed on a reasonably prompt basis regarding any such Transaction Litigation. The Corporation shall give the Purchaser Parties the opportunity to (i) participate, at the Purchaser Parties sole cost and expense, in (but not control) the defense of any Transaction Litigation, and (ii) consult with counsel to the Corporation regarding the defense, settlement or compromise with respect to any such Transaction Litigation. For purposes of this Section 4.13, “participate” means that the Purchaser Parties will be kept reasonably apprised on a prompt basis of proposed strategy and other significant decisions with respect to the Transaction Litigation (to the extent that the attorney-client privilege between the Corporation and its counsel is not undermined or otherwise adversely affected), and the Purchaser Parties may offer comments or suggestions with respect to such Transaction Litigation which the Corporation shall consider in good faith; provided that the Corporation shall not settle or compromise or agree to settle or compromise any Transaction Litigation without the Purchaser Parties’ prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.
Section 4.14Credit Facility.
The Corporation shall use its best efforts, and shall cause its Subsidiaries to use their best efforts to, deliver all notices and take all other actions reasonably requested by the Purchaser Parties that are required to facilitate in accordance with the terms thereof the termination of all commitments outstanding under the Credit Facility, the repayment in full of all obligations, if any, outstanding thereunder, the release of all Liens, if any, securing such obligations, and the release of guarantees, if any, in connection therewith, in each case, on or prior to the Effective Date. Notwithstanding anything else contained in this Agreement to the contrary, any actions taken to fulfill the Corporations and its Subsidiaries obligations hereunder or otherwise in connection herewith shall be deemed not to be a breach by the Corporation or its Subsidiaries, as applicable, of Section 4.1(1), Section 4.1(2) or any of the representations and warranties of the Corporation set forth in Schedule C.
ARTICLE 5
ADDITIONAL AGREEMENTS
Section 5.1Non-Solicitation.
(1)Except as expressly provided in this Article 5, from the date of this Agreement until the Effective Time or until this Agreement is otherwise terminated in accordance with its terms, the Corporation shall not, and shall cause its Subsidiaries not to, directly or indirectly, through any of its Representatives or affiliates, or otherwise, and shall not permit any such Person to:

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(a)solicit, assist, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, Books and Records or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute, or lead to, an Acquisition Proposal;
(b)enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser Parties) regarding any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute, or lead to, an Acquisition Proposal, provided that the Corporation may (i) provide a written response (with a copy to the Purchaser Parties) to any Person for the purpose of ascertaining facts from such Person and clarifying the terms and conditions of any proposal or offer made by such Person, (ii) advise any Person of the restrictions of this Agreement, and (iii) advise any Person making an Acquisition Proposal that the Board has determined that such Acquisition Proposal does not constitute a Superior Proposal, in each case, if, in so doing, no other information that is prohibited from being communicated under this Agreement is communicated to such Person;
(c)make a Change in Recommendation;
(d)accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five (5) Business Days following such public announcement or public disclosure will not be considered to be in violation of this Section 5.1) (or in the event that the Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Meeting); or
(e)accept or enter into or publicly propose to accept or enter into any agreement, understanding or Contract with any Person (other than the Purchaser Parties) in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by and in accordance with Section 5.3).
(2)Except as expressly provided in this Article 5, from and after the date of this Agreement, the Corporation shall, and shall cause its Subsidiaries and their respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser Parties and their respective affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall:
(a)immediately discontinue access to and disclosure of all information regarding the Corporation or any of its Subsidiaries, including the Data Room, any confidential information, properties, facilities and Books and Records; and
(b)promptly request, and exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding the Corporation or any of its Subsidiaries provided to any Person other than the Purchaser Parties and their respective affiliates and Representatives and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Corporation or any of its Subsidiaries, to the extent that such information has not previously been returned or destroyed, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.
(3)The Corporation covenants and agrees that (a) the Corporation shall use its best efforts to enforce each confidentiality, standstill, non-disclosure, non-solicitation, use, business

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purpose or similar agreement, restriction or covenant to which the Corporation or any of its Subsidiaries is a party, and (b) neither the Corporation, nor any of its Subsidiaries have released or will, without the prior written consent of the Purchaser Parties (which consent shall not be unreasonably withheld, delayed or conditioned), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Corporation, or any of its Subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which the Corporation or any of its Subsidiaries is a party (it being acknowledged by the Purchaser Parties that the automatic termination or release of any standstill restrictions of any such agreements as a result of the entering into and announcement of this Agreement shall not be a violation of this Section 5.1(3).
Section 5.2Notification of Acquisition Proposals.
(1)If the Corporation or any of its Subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of any inquiry proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Corporation or any of its Subsidiaries in connection with any proposal that constitutes, or may be reasonably expected to constitute or lead to, an Acquisition Proposal, including but not limited to information, access, or disclosure relating to its confidential information, properties, facilities and Books and Records, the Corporation shall promptly notify the Purchaser Parties, at first orally, and then promptly and in any event within twenty-four (24) hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and copies of documents, correspondence or other material received in respect of, from or on behalf of any such Person.
(2)The Corporation shall keep the Purchaser Parties reasonably informed of the status of material developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request and shall promptly, and in any event within forty eight (48) hours, provide the Purchaser Parties copies of all written or electronic agreements or other documents containing terms or conditions of such Acquisition Proposal, all material written correspondence, and a description of all material correspondence not in writing, relating to or in connection with such Acquisition Proposal, inquiry, proposal, offer or request.
Section 5.3Responding to an Acquisition Proposal.
(1)Notwithstanding Section 5.1, or any other agreement between the Parties or between the Corporation and any other Person, if at any time prior to obtaining the Required Shareholder Approval, the Corporation receives an Acquisition Proposal, the Corporation may (a) contact the Person making such Acquisition Proposal and its Representatives for the purpose of clarifying the terms and conditions of such Acquisition Proposal, and (b) engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information, properties, facilities, or Books and Records of the Corporation or any of its Subsidiaries, if and only if, in the case of clause (b) above:
(a)the Special Committee determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes, or would reasonably be expected to constitute or lead to, a Superior Proposal;
(b)the Board determines (based on, among other things, the recommendation of the Special Committee) in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes, or would reasonably be expected to constitute or lead to, a Superior Proposal;
(c)such Person making the Acquisition Proposal was not restricted from making such Acquisition Proposal in that context pursuant to an existing confidentiality,

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standstill, non-disclosure, use, business purpose or similar restriction with the Corporation or any of its Subsidiaries;
(d)the Corporation has been, and continues to be, in compliance with its obligations under this Article 5; and
(e)prior to providing any such copies, access, or disclosure, the Corporation enters into an Acceptable Confidentiality Agreement with such Person, and any such copies, access or disclosure provided to such Person shall have already been (or simultaneously be) provided to the Purchaser Parties (by posting such information to the Data Room or otherwise).
Section 5.4Right to Match.
(1)If the Corporation receives an Acquisition Proposal that constitutes a Superior Proposal prior to obtaining the Required Shareholder Approval, the Board may, or may cause the Corporation to, based upon, inter alia, the recommendation of the Special Committee, subject to compliance with Article 7 and Section 8.2, enter into a definitive agreement with respect to such Superior Proposal or make a Change in Recommendation, if and only if:
(a)the Person making the Superior Proposal was not restricted from making such Superior Proposal in that context pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with the Corporation or any of its Subsidiaries;
(b)the Corporation has been, and continues to be, in compliance with its obligations under this Article 5;
(c)the Corporation has delivered to the Purchaser Parties a written notice of the determination of the Board (based upon, inter alia, the recommendation of the Special Committee) that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to make a Change in Recommendation or authorize the Corporation to enter into a definitive agreement with respect to such Superior Proposal (the Superior Proposal Notice);
(d)the Corporation has provided the Purchaser Parties a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials, including any financing documents supplied to the Corporation in connection therewith;
(e)at least five (5) full Business Days (the Matching Period) have elapsed from the date that is the later of the date on which the Purchaser Parties received the Superior Proposal Notice and the date on which the Purchaser Parties received all of the materials set forth in Section 5.4(1)(d);
(f)during any Matching Period, the Purchaser Parties have had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;
(g)after the Matching Period, the Board (based upon, inter alia, the recommendation of the Special Committee) has:
(i)determined in good faith, after consultation with the Corporation’s outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser Parties under Section 5.4(2)); and
(ii)determined in good faith, after consultation with its outside legal counsel, that the failure by the Board to recommend that the Corporation makes a

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Change in Recommendation or authorizes the Corporation to enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties; and
(h)prior to or concurrently with making a Change in Recommendation or entering into such definitive agreement, the Corporation terminates this Agreement pursuant to Section 7.2(3)(b) and pays the Corporation Termination Fee pursuant to Section 8.2.
(2)During the Matching Period, or such longer period as the Corporation may approve in writing for such purpose: (a) the Board shall review any offer made by the Purchaser Parties under Section 5.4(1)(f) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Corporation shall negotiate in good faith with the Purchaser Parties to make such amendments to the terms of this Agreement or the Plan of Arrangement as would enable the Purchaser Parties to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines (based upon, inter alia, the recommendation of the Special Committee) that such Acquisition Proposal would cease to be a Superior Proposal, the Corporation shall promptly so advise the Purchaser Parties and the Corporation and the Purchaser Parties shall amend this Agreement to reflect such offer made by the Purchaser Parties, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.
(3)Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and the Purchaser Parties shall be afforded a new full five (5) Business Day Matching Period from the later of the date on which the Purchaser Parties received the Superior Proposal Notice and the date on which the Purchaser Parties received all of the materials set forth in Section 5.4(1)(d) with respect to the new Superior Proposal from the Corporation.
(4)The Board shall forthwith, and in any event within three (3) Business Days from the Purchaser Parties’ reasonable request to do so, promptly reaffirm the Board Recommendation (based upon, inter alia, the recommendation of the Special Committee) by press release after any Acquisition Proposal which the Board has determined not to be a Superior Proposal is publicly announced or publicly disclosed or the Board determines that a proposed amendment to the terms of this Agreement or the Plan of Arrangement as contemplated under Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Corporation shall provide the Purchaser Parties and their outside legal counsel with a reasonable opportunity to review and comment on the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser Parties and their counsel.
(5)If the Corporation provides a Superior Proposal Notice to the Purchaser Parties on a date that is less than ten (10) Business Days before the Meeting, the Corporation shall be entitled to and shall upon request from the Purchaser Parties, acting reasonably, postpone the Meeting to a date that is not more than fifteen (15) Business Days after the scheduled date of the Meeting, but in any event to a date that is not later than five (5) Business Days prior to the Outside Date.
(6)Nothing contained in this Agreement shall prohibit the Board (or the Special Committee) from:
(a)making any disclosure or fulfilling its legal obligations to Shareholders, if the Board (or the Special Committee), after consultation with legal and financial advisors, has determined in good faith that such disclosure or action is necessary for the Board to act in a manner consistent with its fiduciary duties or such action or disclosure is otherwise required by Law (including by responding to an Acquisition Proposal that it determines is not a Superior Proposal through a directors' circular or otherwise as required by Law);

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(b)calling and/or holding a meeting of Shareholders requisitioned by the QBCA or the Shareholders in accordance with the QBCA and the Corporation’s Constating Documents; or
(c)taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Law, provided however that the Corporation shall provide the Purchaser Parties and their outside legal counsel with a reasonable opportunity to review and comment on the form and content of any disclosure to be made pursuant to this Section 5.4(6), and shall give reasonable consideration to comments made by the Purchaser Parties and their outside legal counsel.
Section 5.5Breach by Subsidiaries and Representatives.
Without limiting the generality of the foregoing: (i) the Corporation shall advise its Subsidiaries and its and their Representatives of the prohibitions set out in this Article 5; (ii) any violation of the restrictions set forth in Article 5 by the Corporation, its Subsidiaries or its or their Representatives will be deemed to be a breach of this Article 5 by the Corporation; and (iii) the Corporation shall be responsible for any breach of this Article 5 by its Subsidiaries and its and its Subsidiaries' Representatives.
ARTICLE 6
CONDITIONS
Section 6.1Mutual Conditions Precedent.
The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:
(1)Arrangement Resolution. The Arrangement Resolution has been approved and adopted by the Shareholders at the Meeting in accordance with the Interim Order.
(2)Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement and have not been set aside or modified in a manner unacceptable to either the Corporation or the Purchaser Parties, each acting reasonably, on appeal or otherwise.
(3)Illegality. No Law is in effect (whether temporary, preliminary or permanent) which prevents, prohibits or makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Corporation or the Purchaser Parties from consummating the Arrangement or any of the other transactions contemplated in this Agreement.
(4)Articles of Arrangement. The Articles of Arrangement to be filed with the Enterprise Registrar under the QBCA in accordance with the Arrangement shall be in a form and content satisfactory to the Corporation and the Purchaser Parties, each acting reasonably.
(5)Regulatory Approvals. The Regulatory Approvals shall have been obtained at or before the Effective Date and shall not have been withdrawn.
Section 6.2Additional Conditions Precedent for the Benefit of the Purchaser Parties.
The Purchaser Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Purchaser Parties and may only be waived, in whole or in part, by the Purchaser Parties in their sole discretion:

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(1)Representations and Warranties. (i) The Fundamental Representations (except for, with respect to the representations and warranties of the Corporation set forth in Section (6) [Capitalization] of Schedule C, De Minimis Inaccuracies) shall be true and correct in all respects and after giving effect to any Pre-Closing Reorganization as of the date of this Agreement and as of the Effective Time, (ii) each of the other representations and warranties of the Corporation set forth in this Agreement shall be true and correct in all respects as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have and could not reasonably be expected to have a Material Adverse Effect (it being understood that, for the purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded), and (iii) the Corporation has delivered to the Purchaser Parties a certificate of two (2) senior officers of the Corporation certifying the foregoing and dated the Effective Date (in each case without personal liability).
(2)Performance of Covenants. The Corporation has fulfilled or complied in all material respects with each of the covenants of the Corporation contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to the Purchaser Parties, executed by two (2) senior officers of the Corporation (in each case without personal liability) addressed to the Purchaser Parties and dated the Effective Date.
(3)No Legal Action. There is no Proceeding pending before any Governmental Entity by any Person (other than the Purchaser Parties) that is reasonably likely to:
(a)cease trade, enjoin, prohibit, or impose any material limitations or conditions on, the Purchaser Parties’ ability to acquire, hold, or exercise full rights of ownership over, any Shares, including the right to vote the Shares;
(b)other than in relation to the ICA Approval as contemplated by Section 4.4(6), impose material terms or conditions on completion of the Arrangement or on the ownership or operation by the Purchaser Parties of the business or assets of the Purchaser Parties, the Corporation or any of its Subsidiaries, or compel the Purchaser Parties to dispose of or hold separate any of the business or assets of the Purchaser Parties, the Corporation or any of its Subsidiaries as a result of the Arrangement; or
(c)prevent or materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Material Adverse Effect.
(4)Material Adverse Effect. Since the date of this Agreement, there shall have not occurred a Material Adverse Effect.
(5)Dissent Rights. Dissent Rights shall not have been validly exercised (and not withdrawn) with respect to Shares representing in aggregate more than 5% of votes attached to the issued and outstanding Shares.
Section 6.3Additional Conditions Precedent for the Benefit of the Corporation.
The Corporation is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Corporation and may only be waived, in whole or in part, by the Corporation in its sole discretion:
(1)Representations and Warranties. The representations and warranties of the Purchaser Parties set forth in this Agreement shall be true and correct in all material respects (in the case of any representation or warranty not qualified by materiality) or in all respects (in the case of any representation or warranty qualified by materiality) as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such date), except where the failure of such

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representations and warranties to be true and correct, individually or in the aggregate, would not impede or delay the completion of the Arrangement, and the Purchaser Parties have delivered a certificate confirming same to the Corporation, executed by two (2) officers of the Purchaser Parties (in each case without personal liability) addressed to the Corporation and dated the Effective Date.
(2)Performance of Covenants. The Purchaser Parties have fulfilled or complied in all material respects with each of the covenants of the Purchaser Parties contained in this Agreement to be fulfilled or complied with by them on or prior to the Effective Time, and the Purchaser Parties have delivered a certificate confirming same to the Corporation, executed by two (2) senior officers of each of the Purchaser Parties (in each case without personal liability) addressed to the Corporation and dated the Effective Date.
(3)Deposit of Consideration. AcquireCo shall have deposited or caused to be deposited with the Depositary in escrow in accordance with Section 2.9, and the Depositary shall have confirmed to the Corporation receipt from or on behalf of the Purchaser Parties of (A) the funds required to effect payment in full of the aggregate Consideration to be paid pursuant to the Arrangement, and (B) the Purchaser Loan.
Section 6.4Satisfaction of Conditions.
The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Enterprise Registrar. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between AcquireCo and the Depositary, all funds held in escrow by the Depositary pursuant to Section 2.9 hereof shall be released from escrow when the Certificate of Arrangement is issued without any further act or formality required on the part of any Person.
ARTICLE 7
TERM AND TERMINATION
Section 7.1Term.
This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.
Section 7.2Termination.
This Agreement may be terminated prior to the Effective Time by:
(1)the mutual written agreement of the Parties; or
(2)either the Corporation, on the one hand, or the Purchaser Parties, on the other hand, if:
(a)No Required Shareholder Approval. The Required Shareholder Approval is not obtained at the Meeting in accordance with the Interim Order; provided that a Party may not terminate this Agreement pursuant to this Section 7.2(2)(a) if the failure to obtain the Required Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;
(b)Illegality. After the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Corporation or the Purchaser Parties from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided the enactment, making, enforcement or amendment of such Law was not primarily due to a result of a breach by the Party seeking to terminate this Agreement pursuant to this Section 7.2(2)(b) of any of its representations or warranties, or the failure of such Party to perform any of its covenants or agreements, under this Agreement; or

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(c)Occurrence of Outside Date. The Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(2)(c) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement.
(3)the Corporation if:
(a)Breach of Representation or Warranty or Failure to Perform Covenant by the Purchaser Parties. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser Parties under this Agreement occurs that would cause any condition in Section 6.3(1) [Purchaser Parties Representations and Warranties Condition] or Section 6.3(2) [Purchaser Parties Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 4.8(3); provided that the Corporation is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.2(1) [Corporation Representations and Warranties Condition] or Section 6.2(2) [Corporation Covenants Condition] not to be satisfied;
(b)Superior Proposal. Prior to the approval of the Arrangement Resolution, the Board (based upon, inter alia, the recommendation of the Special Committee) authorizes the Corporation to enter into a definitive written agreement (other than an Acceptable Confidentiality Agreement permitted by and in accordance with Section 5.3) with respect to a Superior Proposal in accordance with Section 5.4, provided that the Superior Proposal did not result from or involve a breach by the Corporation of Article 5 and that prior to or concurrent with such termination the Corporation pays the Corporation Termination Fee in accordance with Section 8.2; or
(c)Consideration. Subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained herein in its favour (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time), AcquireCo does not provide or cause to be provided to the Depositary (A) sufficient funds to complete the purchase of the Shares contemplated by this Agreement and, (B) the Purchaser Loan, as required pursuant to Section 2.9.
(4)the Purchaser Parties if:
(a)Breach of Representation or Warranty or Failure to Perform Covenant by the Corporation. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Corporation under this Agreement occurs that would cause any condition in Section 6.2(1) [Corporation Representations and Warranties Condition] or Section 6.2(2) [Corporation Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 4.8(3); provided that the Purchaser Parties are not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.3(1) [Purchaser Parties Representations and Warranties] or Section 6.3(2) [Purchaser Parties Covenants Condition] not to be satisfied;
(b)Change in Recommendation or Superior Proposal. Prior to the approval of the Arrangement Resolution by the Shareholders, (A) the Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, or publicly proposes or states an intention to withdraw, amend, modify or qualify, the Board Recommendation, (B) the Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend, an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five (5) Business Days after having been requested in writing to do so by the

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Purchaser Parties, acting reasonably, (C) the Board or the Special Committee accepts or enters into or publicly proposes to accept or enter into, any agreement in respect of any Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with Section 5.3), (D) the Board (based upon, inter alia, the recommendation of the Special Committee) fails to publicly recommend or reaffirm the Board Recommendation within five (5) Business Days after having been requested in writing by the Purchaser Parties to do so after an Acquisition Proposal has been determined not to be a Superior Proposal (in each case, a Change in Recommendation), or (E) the Corporation breaches Article 5 in any material respect; or
(c)Material Adverse Effect. There has occurred a Material Adverse Effect which is incapable of being cured on or prior to the Outside Date.
(5)Subject to Section 4.8(3), if applicable, the Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)) shall give written notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.
Section 7.3Effect of Termination/Survival.
If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any Shareholder or Representative of such Party) to any other Party to this Agreement, except that: (a) in the event of termination under Section 7.1 as a result of the Effective Time occurring, Section 4.6(4) and Section 4.9 shall survive such termination for a period of six (6) years following such termination; and (b) in the event of termination under Section 7.2, Section 2.4(5), Section 4.6(4), this Section 7.3 and Section 8.2 through to and including Section 8.18 shall survive, and provided further that no termination shall relieve any Party hereto of any liability or damages to the other Party hereto if such termination results from any fraud or wilful breach by any Party of its representations, warranties or covenants contained in this Agreement.
ARTICLE 8
GENERAL PROVISIONS
Section 8.1Amendments.
(1)This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, subject to the Plan of Arrangement, the Interim Order and the Final Order, without further notice to or authorization on the part of the Shareholders and any such amendment may, without limitation:
(a)change the time for performance of any of the obligations or acts of the Parties;
(b)waive or modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;
(c)waive or modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or
(d)waive compliance or modify conditions contained in this Agreement.
Section 8.2Termination Fees.
(1)Upon the occurrence of a Corporation Termination Fee Event, the Corporation shall pay to, or to the order of, the Purchaser Parties, the Corporation Termination Fee in accordance with Section 8.2(3).
(2)For the purposes of this Agreement, Corporation Termination Fee Event means the termination of this Agreement:

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(a)by the Purchaser Parties pursuant to Section 7.2(4)(b) [Change in Recommendation or Superior Proposal];
(b)by the Corporation pursuant to Section 7.2(3)(b) [Superior Proposal]; or
(c)by the Corporation or the Purchaser Parties pursuant to Section 7.2(2)(a) [No Required Shareholder Approval], or Section 7.2(2)(c) [Occurrence of Outside Date] (provided that the Purchaser Parties are not then in breach of this Agreement so as to cause any condition in Section 6.3(1) [Representations and Warranties] or Section 6.3(2) [Performance of Covenants], as applicable, not to be satisfied), or by the Purchaser Parties pursuant to Section 7.2(4)(a) [Breach of Representations and Warranties or Covenants by the Corporation], if:
(i)following the date hereof and prior to such termination, an Acquisition Proposal is made or publicly announced or otherwise publicly disclosed by any Person (other than the Purchaser Parties or any of their affiliates) or any Person (other than the Purchaser Parties and their affiliates) shall have publicly announced an intention to make an Acquisition Proposal; and
(ii)within 365 days following the date of such termination, (i) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated or effected, or (ii) the Corporation or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a contract, other than a confidentiality agreement permitted by and in accordance with Section 5.3, in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated or effected (whether or not within 365 days after such termination); and
for the purpose of Section 8.2(2)(c), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to 20% or more shall be deemed to be references to 50% or more.
(3)The Corporation Termination Fee shall be paid by the Corporation to, or to the order of, the Purchaser Parties as follows, by wire transfer of immediately available funds to an account designated by the Purchaser Parties, if a Corporation Termination Fee Event occurs due to:
(a)a termination of this Agreement described in Section 8.2(2)(a) and Section 8.2(2)(b), within five (5) Business Days of the occurrence of such Corporation Termination Fee Event;
(b)a termination of this Agreement described in Section 8.2(2)(b), prior to or concurrently with such termination; and
(c)a termination of this Agreement described in Section 8.2(2)(c), on or prior to the earlier of the consummation of the Acquisition Proposal or the entering into of the contract referred to in Section 8.2(2)(c).
(4)Upon the occurrence of a Purchaser Parties Termination Event, the Purchaser Parties shall pay to, or to the order of, the Corporation, within five (5) Business Days of the date of such Purchaser Parties Termination Event, by wire transfer of immediately available funds to an account designated by the Corporation, the Expense Reimbursement Fee.
(5)For the purposes of this Agreement, Purchaser Parties Termination Event means the termination of this Agreement:
(a)by the Corporation pursuant to Section 7.2(3)(c) [Consideration]; or

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(b)by the Corporation or the Purchaser Parties pursuant to Section 7.2(2)(c) [Occurrence of Outside Date] if either of the Regulatory Approvals has not been obtained.
(6)Each of the Parties acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other Party would not enter into this Agreement; accordingly, if the Corporation or the Purchaser Parties, as the case may be, fails to timely pay any amount due pursuant to this Section 8.2 and, in order to obtain the payment, the Purchaser Parties or the Corporation, as the case may be, commences a suit which results in a judgment against the other Party for the payment set forth in this Section 8.2, such paying Party shall pay the other Party its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount, at the prime rate of a Canadian chartered bank in effect on the date such payment was required to be made to and including the date on which such payment was actually received.
(7)Notwithstanding anything in this Agreement to the contrary, the Purchaser Parties or the Corporation, as applicable, may pursue both a grant of specific performance in accordance with Section 8.8 and the payment of the Corporation Termination Fee or the Expense Reimbursement Fee, as applicable, under this Section 8.2.
Section 8.3Liquidated Damages.
(1)Each Party acknowledges that all of the payment amounts set out in Section 8.2 are payment of liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, reputational damage, and out-of-pocket expenditures, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and resultant termination of this Agreement, and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive, including under article 1623 of the Civil Code of Québec. The Purchaser Parties agree that the payment of the Corporation Termination Fee pursuant to Section 8.2, in the manner provided therein, is the sole and exclusive remedy of the Purchaser Parties in respect of the event giving rise to such payment and the termination of this Agreement, and following receipt of the Corporation Termination Fee, the Purchaser Parties shall not be entitled to bring or maintain any claim, action or proceeding against the Corporation or any of its affiliates arising out of or in connection with this Agreement (or the termination thereof) or the transactions contemplated herein and neither the Corporation nor any of its affiliates shall have any further liability with respect to this Agreement or the transactions contemplated hereby to the Purchaser Parties or any of their respective affiliates; provided, however, that this limitation shall not apply in the event of fraud or a wilful breach by the Corporation of its representations, warranties or covenants set forth in this Agreement (which breach and liability shall therefore not be affected by termination of this Agreement or any payment of the Corporation Termination Fee). For greater certainty, notwithstanding anything in this Agreement to the contrary, nothing shall prevent the Corporation from pursuing a claim for damages to the extent that such damages result from any breach by the Purchaser Parties of any representation, warranty or covenant set forth in Section 2.9 or Section 4.4, to the extent that such damages exceed the Expense Reimbursement Fee nor shall the Corporation be prevented in any case from pursuing a claim for damages in the event of fraud or a wilful breach by the Purchaser Parties of their representations, warranties or covenants set forth in this Agreement (which breach and liability shall therefore not be affected by termination of this Agreement or any payment of the Expense Reimbursement Fee). Notwithstanding the foregoing, each Party shall also have the right to injunctive and other equitable relief in accordance with Section 8.8 to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement.
Section 8.4Expenses.
(1)Except as expressly otherwise provided in this Agreement, all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement and the transactions contemplated hereunder and thereunder, including all costs, expenses and fees of the Corporation incurred prior to or after the Effective Time in

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connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated. For greater certainty, and without limiting the foregoing, the Purchaser Parties shall be solely responsible for all filing fees required to obtain Regulatory Approvals.
(2)The Corporation confirms that other than the fees disclosed in Section 3.1(22) of the Corporation Disclosure Letter, no broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement.
Section 8.5Notices.
(1)Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier, or electronic mail and addressed:
(a)To Purchaser Parties at:
125 Summer Street
Boston, MA 02110 USA
Attention:     Michelle Basil
Email:        [***]
with copies to (which do not constitute notice to the Purchaser Parties):
DLA Piper (Canada) LLP
1 First Canadian Place, 100 King St. W.
Suite 6000
Toronto, Ontario M5X 1E2

Attention:     Robert Fonn / Ted Maduri
Email:         robert.fonn@dlapiper.com / ted.maduri@dlapiper.com
DLA Piper LLP (US)
33 Arch Street, 26th Floor
Boston, Massachusetts
02110-1447

Attention:     Adam Ghander
Email:         adam.ghander@dlapiper.com
(b)To the Corporation at:
750 boul. Du Parc-Technologique
Québec, Québec G1P 4S3
Attention:     Louis Laflamme
Email:        [***]
with a copy to (which does not constitute notice to the Corporation):
Norton Rose Fulbright Canada LLP
1 Place Ville-Marie, 25th Floor
Montréal, Québec H3B 1R1
Canada
Attention:     Emmanuel Grondin / Renée Loiselle
Email:     emmanuel.grondin @nortonrosefulbright.com / renée.loiselle@nortonrosefulbright.com

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(2)Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, or (iii) if sent by electronic mail, upon confirmation of receipt by the recipient if it is a Business Day and confirmation was received prior to 5:00 p.m. (local time in place of delivery or receipt) and otherwise on the next Business Day. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s outside legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to outside legal counsel does not invalidate delivery of that notice or other communication to a Party.
Section 8.6Time of the Essence.
Time is of the essence in this Agreement. The mere lapse of time in the performance of the terms of this Agreement by any Party will have the effect of putting such Party in default in accordance with Articles 1594 to 1600 of the Civil Code of Québec.
Section 8.7Further Assurances
Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments as the other Party may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.
Section 8.8Injunctive Relief.
The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to specific performance, injunctive relief and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at Law or in equity.
Section 8.9Third Party Beneficiaries.
Except as provided in Section 2.4(5) and Section 4.9 which, without limiting their terms, are intended as stipulations for the irrevocable benefit of, and shall be enforceable by, the third Persons mentioned in such provisions, the Corporation and the Purchaser Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.
Section 8.10Waiver.
No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

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Section 8.11Entire Agreement.
This Agreement, together with the Corporation Disclosure Letter and the Confidentiality Agreement, constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement.
Section 8.12Successors and Assigns.
(1)This Agreement becomes effective only when executed by the Corporation and the Purchaser Parties. After that time, it will be binding upon and enure to the benefit of the Corporation, the Purchaser Parties and their respective successors and permitted assigns.
(2)Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party. Any attempt to assign any of the rights, duties or obligations in this Agreement without such written consent is void.
Section 8.13Severability.
If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.
Section 8.14Governing Law.
(1)This Agreement will be governed by, interpreted and enforced in accordance with the Laws of the Province of Québec and the federal Laws of Canada applicable therein.
(2)Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Québec courts situated in the City of Montréal and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.
Section 8.15Rules of Construction.
The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.
Section 8.16No Liability.
No director, officer or mandatary of the Purchaser Parties shall have any personal liability whatsoever to the Corporation under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser Parties. No director or officer of the Corporation or any of its Subsidiaries shall have any personal liability whatsoever to the Purchaser Parties under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Corporation or any of its Subsidiaries.
Section 8.17Purchaser Guarantee.
The Purchaser hereby (a) unconditionally and irrevocably guarantees and agrees in favour of the Corporation the due and punctual performance by AcquireCo of each and every of

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AcquireCo’s covenants, obligations and undertakings hereunder, including the due and punctual payment of the aggregate Consideration and the Purchaser Loan, and all other amounts payable in connection with this Agreement, which guarantee will remain in force until all such covenants, obligations and undertakings have been satisfied in full and (b) agrees to be solidarily (jointly and severally) liable with AcquireCo for the truth, accuracy and completeness of all of AcquireCo’s representations and warranties hereunder. The Purchaser hereby agrees that its guarantee is continuing in nature and full and unconditional, and no release or extinguishments of AcquireCo’s liabilities (other than in accordance with this Agreement), whether by decree in any bankruptcy proceeding or otherwise, will affect the continuing validity and enforceability of the Purchaser’s guarantee. The Purchaser hereby agrees that the Corporation shall not have to proceed first against AcquireCo in respect of any such matter before exercising its rights under this guarantee against the Purchaser and the Purchaser agrees to be solidarily (jointly and severally) liable with AcquireCo for all guaranteed obligations as if it were the principal obligor of such obligations. The Purchaser acknowledges that the Corporation is relying on this Section 8.17 in entering into this Agreement.
Section 8.18Language.
The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.
Section 8.19Counterparts.
This Agreement may be executed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed signature page to this Agreement by electronic means (including by facsimile or in PDF format) shall be as valid and effective as delivery of an originally or manually executed copy of this Agreement.
[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

HAEMONETICS CORPORATION
Per:	/s/ Christopher A. Simon
Name: Christopher A. Simon Title: President & Chief Executive Officer

9500-7704 QUÉBEC INC.
Per:	/s/ Stewart Strong
Name: Stewart Strong Title: President

OPSENS INC.
Per:	/s/ Jean Lavigueur
Name: Jean Lavigueur Title: Director and Chair of the Special Committee

Per:	/s/ Louis Laflamme
Name: Louis Laflamme Title: President and Chief Executive Officer
[Signature Page to Arrangement Agreement]
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SCHEDULE A
PLAN OF ARRANGEMENT

UNDER CHAPTER XVI – DIVISION II
OF THE BUSINESS CORPORATIONS ACT (QUÉBEC)
Article 1
INTERPRETATION
Section 1.1    Definitions
Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):
AcquireCo means 9500-7704 Québec Inc., a corporation incorporated under the laws of Québec.
Arrangement means the arrangement under Sections 414-420 of the QBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of the Arrangement Agreement or Section 5.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and the Purchaser Parties, each acting reasonably.
Arrangement Agreement means the arrangement agreement dated October 10, 2023 among AcquireCo, the Purchaser and the Corporation (including the schedules thereto), as it may be amended, modified or supplemented from time to time in accordance with its terms.
Arrangement Resolution means the special resolution approving this Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B to the Arrangement Agreement.
Articles of Arrangement means the articles of arrangement of the Corporation in respect of the Arrangement, required by Section 419 of the QBCA to be sent to the Enterprise Registrar after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Corporation and the Purchaser Parties, each acting reasonably.
Business Day means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Montréal, Québec or Boston, Massachusetts.
Certificate of Arrangement means the certificate of arrangement issued by the Enterprise Registrar pursuant to Section 420 of the QBCA upon receipt of the Articles of Arrangement.
Circular means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.
Consideration means $2.90 in cash per Share, without interest.
Corporation means OpSens Inc., a corporation incorporated under the laws of the Province of Québec.
Corporation Option Plan means the Corporation’s stock option plan entitled the “OpSens Inc. 2019 Restated Stock Option Plan” adopted by the Board on November 13, 2019.

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Corporation Options means the options to purchase Shares issued pursuant to the Corporation Option Plan outstanding as of immediately prior to the Effective Time.
Corporation Share Unit means the share units issued pursuant to the Corporation Stock Performance Unit Plan outstanding as of immediately prior to the Effective Time.
Corporation Stock Performance Unit Plan means the Corporation’s stock performance unit plan effective as of September 1, 2019, as amended September 1, 2020.
Court means the Québec Superior Court.
Depositary means TSX Trust Company, in its capacity as depositary for the Arrangement, or such other Person as the Corporation and the Purchaser Parties agree to engage as depositary for the Arrangement.
Dissent Rights has the meaning specified in Section 3.1.
Dissenting Holder means a registered holder of Shares that (a) has duly exercised Dissent Rights in respect of the Arrangement in strict compliance with Article 3, (b) has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, and (c) is ultimately entitled to be paid the fair value for such holder's Shares, but, for certainty, only in respect of the Shares in respect of which Dissent Rights are validly exercised by such holder.
Effective Date means the date shown on the Certificate of Arrangement giving effect to the Arrangement.
Effective Time means 12:01 a.m. (Montréal time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.
Enterprise Registrar means the Enterprise Registrar appointed by the Minister of Revenue of Québec.
Final Order means the final order of the Court in a form acceptable to the Corporation and the Purchaser Parties, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Corporation and the Purchaser Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Corporation and the Purchaser Parties, each acting reasonably) on appeal.
Governmental Entity means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, cabinet, governor in council, agency or instrumentality, domestic or foreign; (ii) any subdivision, agent or authority of any of the foregoing; (iii) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any Securities Authority or stock exchange, including the TSX.
holder means (a) when used with reference to the Shares, except where the context otherwise requires, a holder of the Shares as shown from time to time on the Share Register; and (b) when used with reference to the Corporation Options or Corporation Share Units, as the case may be, a holder of Corporation Options or Corporation Share Units, as applicable, as shown from time to time on the respective registers or accounts maintained by or on behalf of the Corporation in respect thereof.
Interim Order means the interim order of the Court in a form acceptable to the Corporation and the Purchaser Parties, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Corporation and the Purchaser Parties, each acting reasonably.

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Law means, with respect to any Person, any and all applicable international, national, federal, provincial, state, municipal or local law (statutory, civil, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property, assets or securities, and to the extent that they have the force of law, all policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.
Letter of Transmittal means the letter of transmittal sent to Shareholders for use in connection with the Arrangement.
Lien means:
(a)any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), privilege, easement, servitude, pre-emptive right or right of first refusal, ownership or title retention agreement, restrictive covenant or conditional sale agreement or option, imperfections of title or encroachments relating to real property; and
(b)any other encumbrance of any nature or any arrangement or condition which, in substance, secures payment or performance of an obligation.
Meeting means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by the Purchaser Parties.
Parties means the Corporation, AcquireCo and the Purchaser, and Party means any one of them, and except where otherwise stated any reference to “Party” in relation to the Purchaser Parties refers to both of them.
Person means any person and includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.
Plan of Arrangement means this plan of arrangement under Chapter XVI – Division II of the QBCA, and any amendments or variations to this plan of arrangement made in accordance with the Arrangement Agreement or Section 5.1 or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and the Purchaser Parties, each acting reasonably.
Purchaser means Haemonetics Corporation, a corporation incorporated under the laws of the state of Massachusetts.
Purchaser Loan means a non-interest bearing demand loan from AcquireCo to the Corporation denominated in Canadian dollars in an aggregate principal amount equal to the aggregate amount of cash required by the Corporation to make the payments in Section 2.3(2) and Section 2.3(3), to the extent the Corporation does not have sufficient cash on hand to fund such payments on the applicable date (including, for greater certainty, the amount of any applicable withholding that must be remitted and/or the employer portion of any social contributions in connection with any such payments), which shall be evidenced by way of a non-interest bearing demand promissory note granted by the Corporation in favour of AcquireCo.
Purchaser Parties means the Purchaser and AcquireCo.
QBCA means the Business Corporations Act (Québec).
Securities Authority means the Autorité des marchés financiers (Québec) and any other applicable securities commission or securities regulatory authority of a province or territory of Canada.

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Share Register means the register of the Shares maintained by or on behalf of the Corporation.
Shareholders means the registered and/or beneficial holders of the Shares, as the context requires.
Shares means the common shares in the capital of the Corporation.
Tax Act means the Income Tax Act (Canada) and the regulations promulgated thereunder.
TSX means the Toronto Stock Exchange.
Section 1.2    Certain Rules of Interpretation.
In this Plan of Arrangement, unless otherwise specified:
(1)Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.
(2)Currency. All references to dollars or to $ are references to Canadian dollars, unless specified otherwise.

(3)Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.
(4)Certain Phrases and References, etc. The words including, includes and include mean including (or includes or include) without limitation, and the aggregate of, the total of, the sum of, or a phrase of similar meaning means the aggregate (or total or sum), without duplication, of. Unless stated otherwise, Article and Section, followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement. The terms Plan of Arrangement, hereof, herein and similar expressions refer to this Plan of Arrangement (as it may be amended, modified or supplemented from time to time) and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.
(5)Statutes. Any reference to a statute refers to such statute, and all rules and regulations, administrative policy statements, instruments, blanket orders, notices, directions and rulings issued or adopted under it (in each case to the extent they have force of law), as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.
(6)Computation of Time. For purposes of this Plan of Arrangement, a period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Montréal time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day, if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.
(7)Time References. References to time are to local time, Montréal, Québec.
Article 2
THE ARRANGEMENT
Section 2.1Arrangement
This Plan of Arrangement is made pursuant to the Arrangement Agreement.
Section 2.2Binding Effect
This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Corporation, the Purchaser Parties, all holders and beneficial owners of Shares (including Dissenting Holders), all

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holders of Corporation Options and/or Corporation Share Units, any agent or transfer agent therefor, the Depositary and any other Person referred to in Section 2.3 at and after the Effective Time, in the sequence and at the times set out in Section 2.3, without any further act or formality required on the part of any Person, except as expressly provided in this Plan of Arrangement.
Section 2.3Arrangement
Pursuant to the Arrangement, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:
(1)AcquireCo shall make the Purchaser Loan to the extent required by the Corporation;
(2)each Corporation Option (whether vested or unvested) which has not been exercised or surrendered immediately prior to the Effective Time, notwithstanding the terms of the Corporation Option Plan, any resolutions of the Board or any agreement, certificate or other instrument granting or confirming the grant of Corporation Options or representing Corporation Options, shall be, and shall be deemed to be, without any further action by or on behalf of the holder of such Corporation Options, fully and unconditionally vested and exercisable, and shall be surrendered and transferred to the Corporation (free and clear of all Liens) in exchange for a cash payment from the Corporation equal to the amount (if any) by which the Consideration exceeds the exercise price of such Corporation Option subject to any applicable withholding, and each such Corporation Option shall immediately be cancelled and, for greater certainty, where such amount is zero or negative, none of the Corporation or the Purchaser Parties shall be obligated to pay the holder of such Corporation Option any amount in respect of such Corporation Option;
(3)each Corporation Share Unit (whether vested or unvested) which has not been redeemed or surrendered immediately prior to the Effective Time, notwithstanding the terms of the Corporation Stock Performance Unit Plan, any resolutions of the Board or any agreement, certificate or other instrument granting or confirming the grant of Corporation Share Units or representing Corporation Share Units, shall be, and shall be deemed to be, without further action by or on behalf of the holder of such Corporation Share Unit, fully and unconditionally vested and redeemable, and shall be settled by the Corporation for a cash payment from the Corporation equal to the Consideration subject to any applicable withholding, and each such Corporation Share Unit shall be immediately cancelled;
(4)(i) each holder of Corporation Options or Corporation Share Units shall cease to be a holder of such Corporation Options or Corporation Share Units, as applicable, (ii) such holder’s name shall be removed from each applicable register or account, (iii) the Corporation Option Plan, the Corporation Stock Performance Unit Plan and all agreements relating to the Corporation Options and the Corporation Share Units shall be terminated and shall be of no further force and effect, and (iv) such holder shall thereafter have only the right to receive the consideration to which they are entitled pursuant to Section 2.3(2) and Section 2.3(3), as applicable, at the time and in the manner specified in such Section 2.3(2) and Section 2.3(3);
(5)each outstanding Share held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised, and have been not withdrawn or deemed to be withdrawn, shall be deemed to have been transferred without any further act or formality by the holder thereof to AcquireCo (free and clear of all Liens), and:
(a)such Dissenting Holder shall cease to have any rights as a Shareholder other than the right to be paid the fair value of its Shares by AcquireCo in accordance with Article 3;
(b)the name of such holder shall be removed from the register of holders of Shares maintained by or on behalf of the Corporation; and
(c)AcquireCo shall be recorded as the holder of the Shares so transferred and shall be deemed to be the legal and beneficial owner thereof (free and clear of all Liens);
(6)each outstanding Share (other than Shares held by the Dissenting Holders who have validly exercised such holders’ Dissent Right) shall be transferred without any further act or formality by

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the holder thereof to AcquireCo (free and clear of all Liens) in exchange for the Consideration per Share, and
(a)the holder of such Share shall cease to have any rights as a Shareholder other than the right to be paid the Consideration per Share in accordance with this Plan of Arrangement;
(b)the name of such holder shall be removed from the register of holders of Shares maintained by or on behalf of the Corporation; and
(c)AcquireCo shall be recorded as the holder of the Shares so transferred and shall be deemed to be the legal and beneficial owner thereof (free and clear of all Liens).
Article 3
DISSENT RIGHTS
Section 3.1    Dissent Rights
(1)Shareholders may exercise dissent rights with respect to the Shares held by such holders (Dissent Rights) in connection with the Arrangement pursuant to and in the manner set forth in Chapter XIV of the QBCA, as modified by the Interim Order and this Section 3.1; provided that, notwithstanding Section 376 of the QBCA, the written notice of intent to exercise the right to demand the repurchase of Shares contemplated by Section 376 of the QBCA must be received by the Corporation not later than 5:00 p.m. (Montréal time) two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time), and provided that such notice of intent must otherwise comply with the requirements of the QBCA. Dissenting Holders who duly exercise their Dissent Rights shall be deemed to have transferred the Shares held by them and in respect of which Dissent Rights have been validly exercised to AcquireCo free and clear of all Liens, as provided in Section 2.3(5) and if they:
(a)ultimately are entitled to be paid fair value for such Shares: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(5)); (ii) will be entitled to be paid the fair value of such Shares which fair value in respect of the Shares, notwithstanding anything to the contrary contained in Chapter XIV of the QBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Shares; or
(b)are ultimately not entitled, for any reason, to be paid the fair value for such Shares, shall be deemed to have participated in the Arrangement on the same basis as Shareholders who have not exercised Dissent Rights in respect of such Shares and shall be entitled to receive the Consideration per Share to which Shareholders who have not exercised Dissent Rights are entitled under Section 2.3(6) (less any amounts withheld pursuant to Section 4.3).
Section 3.2    Recognition of Dissenting Holders
(1)In no circumstances shall the Purchaser Parties, the Corporation or any other Person be required to recognize a Person exercising Dissent Rights unless, as of the deadline for exercising Dissent Rights (as set forth in Section 3.1(1)), such Person is the registered holder of those Shares in respect of which such rights are sought to be exercised.
(2)For greater certainty, in no case shall the Purchaser Parties, the Corporation or any other Person be required to recognize Dissenting Holders as Shareholders in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(5), and the names of such Dissenting Holders shall be removed from the registers of Shareholders in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.3(5) occurs.
(3)Shareholders who withdraw, or are deemed to withdraw, their right to exercise Dissent Rights shall be deemed to have participated in the Arrangement, as of the Effective Time, and shall be entitled to receive the Consideration per Share to which Shareholders who have not exercised

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Dissent Rights are entitled under Section 2.3(6) (less any amounts withheld pursuant to Section 4.3).
(4)In addition to any other restrictions under Chapter XIV of the QBCA, (i) Shareholders who have failed to exercise all the voting rights carried by the Shares held by such holder against the Arrangement Resolution, (ii) holders of Corporation Options or Corporation Share Units, (iii) Persons who have not strictly complied with the procedures for exercising Dissent Rights and (iv) Persons who have withdrawn their exercise of Dissent Rights prior to the Effective Time, shall not be entitled to Dissent Rights.
Article 4
CERTIFICATES AND PAYMENTS
Section 4.1    Payment of Consideration
(1)Prior to the filing of the Articles of Arrangement, AcquireCo shall:
(a)provide the Purchaser Loan; and
(b)deposit, or arrange to be deposited, for the benefit of Shareholders, cash with the Depositary in the aggregate amount equal to the payments in respect thereof required by this Plan of Arrangement, with the amount per Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration per Share for this purpose. The cash deposited with the Depositary by or on behalf of AcquireCo shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of AcquireCo.
(2)Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 2.3(6), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholder represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, a cheque (or other form of immediately available funds) representing the Consideration which such holder has the right to receive under the Arrangement for such Shares less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.
(3)As soon as practicable after the Effective Date, the Corporation shall deliver the amounts, net of applicable withholdings, to be paid to holders of Corporation Options and Corporation Share Units, either (i) pursuant to the normal payroll practices and procedures of the Corporation, or (ii) in the event that payment pursuant to the normal payroll practices and procedures of the Corporation is not practicable for any such holder, by cheque (or other form of immediately available funds) (delivered to such holder of Corporation Options or Corporation Share Units, as applicable, as reflected on the register maintained by or on behalf of the Corporation in respect of the Corporation Options and Corporation Share Units).
(4)Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented outstanding Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender a payment in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Shares not duly surrendered on or before the third anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in the Corporation or the Purchaser Parties. On such date, all cash to which such former Shareholder was entitled shall be deemed to have been surrendered to AcquireCo or the Corporation, as applicable, and shall be paid over by the Depositary to AcquireCo or as directed by the Purchaser Parties.
(5)Any payment made by way of cheque by the Depositary (or the Corporation, if applicable) in accordance with this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Corporation) or that otherwise remains unclaimed, in each case, on or before the third anniversary of the Effective Time, and any right or claim to payment hereunder

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that remains outstanding on the third anniversary of the Effective Time, shall cease to represent a right or claim of any kind or nature, as applicable, for no consideration.
(6)No Shareholder shall be entitled to receive any consideration with respect to such Shares other than any payment to which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1.
Section 4.2    Lost Certificates
In the event any certificate which immediately prior to the Effective Time represented one or more Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the share register maintained by or on behalf of the Corporation, the Depositary shall issue in exchange for such lost, stolen or destroyed certificate, a cheque (or other form of immediately available funds) representing the payment which such holder is entitled to receive for such Shares under this Plan of Arrangement in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such payment is to be delivered shall, as a condition precedent to the delivery of such payment, give a bond satisfactory to the Purchaser Parties and the Depositary (each acting reasonably) in such sum as the Purchaser Parties and the Depositary may direct, or otherwise indemnify the Corporation, the Depositary and the Purchaser Parties in a manner satisfactory to the Corporation and the Purchaser Parties (each acting reasonably) against any claim that may be made against the Corporation, the Depositary or the Purchaser Parties with respect to the certificate alleged to have been lost, stolen or destroyed.
Section 4.3    Withholding Rights
Each of the Corporation, the Purchaser Parties, the Depositary or any other Person that makes a payment hereunder shall be entitled to deduct and withhold from any amount payable to any Person under this Plan of Arrangement, such amounts as the Corporation, the Purchaser Parties, the Depositary or such other Person determine, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law and shall remit such deduction and withholding with the appropriate Governmental Entity. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made.
Section 4.4    Calculations
All aggregate amounts of cash consideration to be received under this Plan of Arrangement will be calculated to the nearest cent ($0.01). All calculations and determinations made in good faith by the Corporation, the Purchaser Parties or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final and binding on the Shareholders.
Section 4.5    No Liens
Any exchange or transfer of securities in accordance with this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.
Section 4.6    Paramountcy
From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Shares issued or outstanding prior to the Effective Time, (b) the rights and obligations of the Shareholders, the Corporation, the Purchaser Parties, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

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Article 5
AMENDMENTS
Section 5.1    Amendments
(1)The Corporation and the Purchaser Parties may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by the Corporation, on the one hand, and the Purchaser Parties, on the other hand, each acting reasonably, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to the Shareholders if and as required by the Court.
(2)Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Corporation or the Purchaser Parties at any time prior to the Meeting (provided that the Corporation, in the case of an amendment, modification or supplement proposed by the Purchaser Parties, or the Purchaser Parties, in the case of an amendment, modification or supplement proposed by the Corporation, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.
(3)Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting shall be effective only if (i) it is consented to in writing by each of the Corporation, on the one hand, and the Purchaser Parties, on the other hand (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Shareholders in the manner directed by the Court.
(4)The Corporation and the Purchaser Parties may, at any time following the Effective Date, amend, modify or supplement this Plan of Arrangement without the approval of Shareholders provided that each amendment, modification or supplement (i) must be set out in writing, (ii) must concern a matter which, in the reasonable opinion of the Corporation, on the one hand, and the Purchaser Parties, on the other hand, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement, (iii) is not adverse to the economic interest of any former holder of Shares, and (iv) need not be filed with the Court or communicated to former holder of Shares.
Article 6
FURTHER ASSURANCES
Section 6.1    Further Assurances
Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

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SCHEDULE B
ARRANGEMENT RESOLUTION
BE IT RESOLVED THAT:
(2)The arrangement (the Arrangement) under Chapter XVI – Division II of the Business Corporations Act (Québec) of OpSens Inc. (the Corporation), pursuant to the arrangement agreement (the Arrangement Agreement) among the Corporation, Haemonetics Corporation and 9500-7704 Québec Inc. dated October 10, 2023, all as more particularly described and set forth in the management information circular of the Corporation dated [], 2023 (the Circular) accompanying the notice of this meeting (as the Arrangement may be modified or amended in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement (as hereinafter defined)), and all transactions contemplated thereby, are hereby authorized, approved and adopted.
(3)The plan of arrangement of the Corporation (as it has been or may be amended, modified or supplemented in accordance with its terms and the terms of the Arrangement Agreement, the Plan of Arrangement), the full text of which is set out in Appendix [] to the Circular, is hereby authorized, approved and adopted.
(4)The (i) Arrangement Agreement and related transactions, (ii) actions of the directors of the Corporation in approving the Arrangement Agreement, (iii) actions of the directors and officers of the Corporation in executing and delivering the Arrangement Agreement and any amendments, modifications or supplements thereto, and causing the performance by the Corporation of its obligations thereunder, and (iv) Corporation’s application for an interim order from the Québec Superior Court (the Court) are hereby confirmed, ratified and approved.
(5)The Corporation is hereby authorized to apply for a final order from the Court to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement.
(6)Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Corporation or that the Arrangement has been approved by the Court, the directors of the Corporation are hereby authorized and empowered, at their discretion, without notice to or approval of the shareholders of the Corporation (i) to amend, modify or supplement the Arrangement Agreement or the Plan Arrangement to the extent permitted thereby, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.
(7)Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to make an application to the Court for an order approving the Arrangement and to execute, under corporate seal or otherwise, and to deliver or cause to be delivered, for filing with the enterprise registrar appointed by the Minister of Revenue of Québec, articles of arrangement and all such other documents and instruments as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement or any such other document or instrument.
(8)Any officer or director of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.
B-1
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SCHEDULE C
REPRESENTATIONS AND WARRANTIES OF THE CORPORATION
(1)Organization and Qualification.
The Corporation and each of its Subsidiaries is a corporation or other entity duly incorporated, formed or organized, as applicable, and validly existing and in good standing under the laws of the jurisdiction of its incorporation, amalgamation, organization or formation, as applicable, and has all requisite corporate power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted. The Corporation and each of its Subsidiaries is duly registered, licensed or otherwise authorized to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, whether owned, leased, licensed or otherwise held, or the nature of its activities make such qualification, licensing or registration or other authorization necessary, and has all Authorizations required to own, lease and operate its properties and assets and to conduct its business as now owned and conducted, except as to the extent that any failure of the Corporation or any of its Subsidiaries to be so qualified, licensed or registered or to possess such Authorizations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(2)Corporate Authorization.
The Corporation has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery and performance by the Corporation of this Agreement and the consummation of the Arrangement and the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Corporation and no other corporate proceedings on the part of the Corporation are necessary to authorize this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby other than approval of the Circular and calling of the Meeting by the Board, the Required Shareholder Approval, the Interim Order and the Final Order.
(3)Execution and Binding Obligation.
This Agreement has been duly authorized, executed and delivered by the Corporation, and constitutes a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms subject only to any limitation on enforcement under Laws relating to (i) bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors’ rights generally and (ii) the discretion that a court may exercise in the granting of extraordinary remedies such as specific performance and injunction.
(4)Governmental Authorization.
No consent, approval or Authorization, declaration, filing or registration with, any Governmental Entity is required to be made or obtained by the Corporation or any of its Subsidiaries prior to, or as a condition of, the consummation by the Corporation of the Arrangement and the other transactions contemplated hereby other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Enterprise Registrar under the QBCA (including the filing of the Articles of Arrangement); (iv) filings with the Securities Authority and the TSX; (v) the Regulatory Approvals; and (vi) actions, filings or notifications, the absence of which would not reasonably be expected to be a Material Adverse Effect.
(5)No Conflict/ Non-Contravention.
The execution, delivery and performance by the Corporation of this Agreement and the consummation by the Corporation of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):
(a)contravene, conflict with, or result in any violation or breach of (i) the Constating Documents of the Corporation or any of its Subsidiaries, or (ii) any resolution adopted by the Board or the Shareholders;

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(b)assuming compliance with matters referred to in Section (4) above, contravene, conflict with or result in a violation or breach of any Law in any material respect;
(c)except as set forth in Section 3.1(5)(c) of the Corporation Disclosure Letter, allow any Person (other that the Corporation) to exercise any rights, require any consent or notice under or other action by any Person (other than the Corporation), or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Corporation or any of its Subsidiaries is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Material Contract or any material Authorization to which the Corporation or any of its Subsidiaries is a party or by which the Corporation or any of its Subsidiaries is bound; or
(d)result in the creation or imposition of any Lien (other than Permitted Liens) upon any of the properties or assets of the Corporation or its Subsidiaries;
except, in the case of each of clauses (b), (c) and (d), as would not reasonably be expected to have a Material Adverse Effect.
(6)Capitalization.
(a)The authorized share capital of the Corporation consists of an unlimited number of Shares, all without par value. As of the date hereof, an aggregate number of 115,461,118 Shares are issued and outstanding.
(b)All outstanding Shares have been duly authorized and validly issued as fully paid and non-assessable, and all Shares issuable upon the exercise of the Corporation Options have been duly authorized and, upon issuance, shall be validly issued as fully paid and non-assessable. No Shares have been issued in violation of any Law or any pre-emptive or similar rights applicable to them.
(c)Section 3.1(6)(c) of the Corporation Disclosure Letter sets forth, as of the date hereof, the number of outstanding Corporation Options and the number of Shares into which outstanding Corporation Options are convertible into, all holders thereof and the exercise price, the date of grant, expiration date and vested amounts, where applicable, of such Corporation Options. The Corporation Option Plan has been duly authorized by the Board and the Shareholders in compliance with Law.
(d)Section 3.1(6)(d) of the Corporation Disclosure Letter sets forth, as of the date hereof, the number of outstanding Corporation Share Units, all holders thereof, the date of grant and the vesting period of such Corporation Share Units. The Corporation Stock Performance Unit Plan has been duly authorized by the Board in compliance with Law.
(e)Other than the Shares, the Corporation Options and the Corporation Share Units, there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion privileges, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate the Corporation or any of its Subsidiaries to, directly or indirectly, issue or sell any securities of the Corporation or any of its Subsidiaries, or any obligations convertible or exchangeable into or exercisable for, or that give any Person a right to subscribe for or acquire, any securities of the Corporation or any of its Subsidiaries;
(f)There are no issued, outstanding or authorized:
(i)obligations to repurchase, redeem or otherwise acquire any securities of the Corporation or any of its Subsidiaries, or qualify securities for public distribution in Canada or elsewhere, or, to the knowledge of the Corporation, with respect to the voting or disposition of any securities of the Corporation or any of its Subsidiaries; or
(ii)notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give

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any Person (other than Shareholders), directly or indirectly, the right to vote with Shareholders on any matter except as required by Law.
(7)Shareholders’ and Similar Agreement.
Neither the Corporation nor any of its Subsidiaries is a party to any shareholder, pooling, voting or other similar arrangement or agreement relating to the ownership or voting of any of the securities of the Corporation or any of its Subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Corporation or any of its Subsidiaries.
(8)Subsidiaries.
(a)The following information with respect to each Subsidiary of the Corporation is accurately set out in Section 3.1(8)(a) of the Corporation Disclosure Letter: (i) its name; (ii) the number, type and principal amount, as applicable, of its outstanding equity securities or other equity interests and a list of registered holders of capital stock or other equity interests; and (iii) its jurisdiction of incorporation, organization or formation.
(b)The Corporation is, directly or indirectly, the registered and beneficial owner of all of the outstanding shares or other equity interests of each of its Subsidiaries, free and clear of any Liens, except for Permitted Liens, and all such shares or other equity interests so owned by the Corporation have been duly authorized and validly issued, as fully paid and non-assessable, and no such shares or other equity interests have been issued in violation of any Law or any pre-emptive or similar rights.
(c)Except as set out in Section 3.1(8)(a) of the Corporation Disclosure Letter, there are no corporations, partnerships, joint ventures, associations or other entities in which the Corporation owns, beneficially or of record, any equity interests of any kind.
(9)Securities Law Matters.
(a)The Corporation is a “reporting issuer” (or the equivalent) under Securities Laws in each of the provinces of Canada. The Shares are listed and posted for trading on the TSX and the OTCQX® Best Market in the United States. The Corporation is not in default of any material requirements of any Securities Laws or of the TSX.
(b)The Corporation has not taken any action to cease to be a reporting issuer (or the equivalent) in any province nor has the Corporation received notification from any Securities Authority seeking to revoke the reporting issuer status of the Corporation. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Corporation is pending, in effect, threatened, or is expected to be implemented or undertaken, and, to the knowledge of the Corporation, the Corporation is not subject to any formal or informal audit, review, comment, enquiry, investigation or other proceeding relating to any such order or restriction by any Securities Authority or the TSX.
(c)The Corporation has timely filed all material forms, reports, schedules, statements and other documents required to be filed under Securities Laws with any Securities Authority or the TSX since September 1, 2021. The documents comprising the Corporation Filings, as of their respective dates (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), complied as filed in all material respects with applicable Law and did not contain any Misrepresentation.
(d)The Corporation has not filed any confidential material change report or other confidential filing (which at the date of this Agreement remains confidential) with any Securities Authority.
(e)As of the date of this Agreement, to the knowledge of the Corporation, there are no outstanding or unresolved comments in any comment letter from any Securities Authority with respect to any of the Corporation Filings and, to the knowledge of the Corporation, neither the Corporation nor any of the Corporation Filings is subject of an ongoing audit,

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review, comment or investigation by any Securities Authority or the TSX other than normal course review of the Corporation’s continuous disclosure documents.
(10)Financial Statements.
(a)The audited consolidated financial statements of the Corporation and the unaudited condensed consolidated interim financial statements of the Corporation (including, in each case, the notes or schedules to and, as applicable, the auditor’s report on such financial statements) included in the Corporation Filings (i) were prepared in accordance with IFRS, (ii) complied with applicable accounting requirements under applicable Laws, and (iii) fairly present, in all material respects, the assets, liabilities, consolidated financial position, results of operations and cash flows of the Corporation and its Subsidiaries as of their respective dates and for the periods covered by such financial statements (except, in each case, as may be expressly indicated in the notes to such financial statements).
(b)The Corporation does not intend to correct or restate, nor, to the knowledge of the Corporation, is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to in this Section (10).
(c)Except as disclosed in the Corporation Filings, there are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Corporation or any of its Subsidiaries with unconsolidated entities or other Persons.
(11)Financial Books and Records.
The financial books, records and accounts of the Corporation and each of its Subsidiaries (i) have been maintained, in all material respects, in accordance with IFRS, (ii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Corporation and its Subsidiaries, and (iii) accurately and fairly reflect, in all material respects, the basis for the Corporation’s financial statements.
(12)Disclosure Controls and Internal Control over Financial Reporting.
(a)The Corporation has established and maintains a system of disclosure controls and procedures (as such term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings) that are designed to provide reasonable assurance that: (i) material information relating to the Corporation is made known to the Corporation’s management, including its chief financial officer and chief executive officer, particularly during the periods in which the Corporation’s interim filings and annual filings (as such terms are defined in Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings) are being prepared; and (ii) information required to be disclosed by the Corporation in such annual or interim filings or other reports filed or submitted by it under Securities Laws, is recorded, processed, summarized and reported within the time periods specified in Securities Laws, subject to the limitations on scope of design set forth in the certifications included in the Corporation Filings.
(b)The Corporation has established and maintains a system of internal control over financial reporting (as such term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, subject to the limitations on scope of design set forth in the certifications included in the Corporation Filings.
(c)There is no material weakness (as such term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Corporation. None of the Corporation, any of its Subsidiaries, or, to the knowledge of the Corporation, any of their respective directors, officers, auditors, accountants or representatives has received or otherwise obtained knowledge of any material complaint, allegation, assertion, or

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claim, whether written or, to the knowledge of the Corporation, oral, regarding accounting, internal accounting controls or auditing matters, including any material complaint, allegation, assertion, or claim that the Corporation or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.
(13)Auditor.
The auditors of the Corporation are independent public accountants as required by applicable Law and there has not been any “reportable event” (as such term is defined in Section 4.11(1) of National Instrument 51-102 – Continuous Disclosure Obligations) with the present or any former auditor of the Corporation.
(14)No Material Undisclosed Liabilities.
There are no material liabilities or obligations of the Corporation or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined or determinable, other than liabilities or obligations: (i) disclosed in the Corporation Filings; (ii) incurred in the Ordinary Course since September 1, 2022; or (iii) incurred in connection with this Agreement.
(15)Related Party Transactions.
Neither the Corporation nor any of its Subsidiaries is indebted to any director, officer, mandatary or employee, the Corporation or of any of its Subsidiaries or any of the affiliates or associates of any such director, officer, mandatary or employees (except for amounts due in the Ordinary Course such as salaries, bonuses and director’s fees or the reimbursement of Ordinary Course expenses), and there are no Contracts (other than employment agreements, stock option agreements, grant letters or indemnification agreements) with, or advances or loans to, guarantees in favour of, or liabilities or other obligations to, on behalf or for the benefit of, any director, officer, mandatary or employee of the Corporation or any of its Subsidiaries, or any of their respective affiliates or associates.
(16)No Collateral Benefit.
To the knowledge of the Corporation, except as disclosed in Section 3.1(16) of the Corporation Disclosure Letter, no related party of the Corporation (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Shares, except for related parties who will not receive a collateral benefit (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.
(17)Absence of Certain Changes or Events.
Since September 1, 2022, other than the transactions contemplated in this Agreement or as set forth in Section 3.1(17) of the Corporation Disclosure Letter, (a) the business of the Corporation and its Subsidiaries has been conducted in the Ordinary Course, (b) there has not been any event, circumstance or occurrence which has had, or which would reasonably be expected to have, a Material Adverse Effect, and (c) the Corporation and its Subsidiaries have not taken or failed to take any action that, had such action been taken or failed to have been taken after the date hereof, would (without the Purchaser Parties’ consent) have constituted a breach of the covenants set forth in Section 4.1(2).
(18)Compliance with Laws.
The Corporation and each of its Subsidiaries is, and since September 1, 2020 has been, in compliance with Law in all material respects. Neither the Corporation nor any of its Subsidiaries is, or has been since September 1, 2020, to the knowledge of the Corporation, under any investigation with respect to, is or has been since September 1, 2020, charged with, or has received written notice of, any material violation or potential material violation of any Law or any disqualification by a Governmental Entity.
(19)Authorizations and Licenses.
(a)The Corporation and each of its Subsidiaries own, possess or have obtained all Authorizations (including Healthcare Authorizations) that are required by Law for the Corporation and each of its Subsidiaries to conduct their business in all material respects

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as presently conducted, including with respect to the Corporation Offerings, or in connection with the current ownership, operation or use of the material Corporation Assets or any of its Subsidiaries.
(b)The Corporation and each of its Subsidiaries are in compliance with all such Authorizations, except as would not reasonably be expected to have a Material Adverse Effect. Each such Authorization is valid and in full force and effect in accordance with its terms, and is renewable by its terms or in the Ordinary Course, in each case, as would not be reasonably expected to have a Material Adverse Effect.
(c)No action or proceeding is pending or, to the knowledge of the Corporation, threatened in respect of, and, to the knowledge of the Corporation, none of the Corporation or any of its Subsidiaries is under investigation or has received written notice of revocation, non-renewal of, or material amendments to, any such Authorization, or of the intention of any Governmental Entity to revoke, refuse to renew or materially amend any such Authorization, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.
(d)Section 3.1(19)(d) of the Corporation Disclosure Letter sets forth all jurisdictions in which the Corporation and each of its Subsidiaries are registered, licensed or otherwise authorized to do business as a foreign corporation or other legal entity.
(20)Regulatory Compliance.
(a)Section 3.1(20)(a) of the Corporation Disclosure Letter sets forth a complete list of all Healthcare Authorizations.
(b)The Corporation, its Subsidiaries and, to the knowledge of the Corporation, each contractor or other Person (including any distributor, contract manufacturing organization or contract research organization) acting on behalf of the Corporation or its Subsidiaries in relation to the Corporation Offerings (together with the Corporation and its Subsidiaries, the Regulated Persons) possess all Healthcare Authorizations that are necessary for the Corporation or any of its Subsidiaries to conduct its business in all material respects as presently conducted. (i) All such Healthcare Authorizations are, to the knowledge of the Corporation, (A) in full force and effect, (B) validly registered and on file with applicable Governmental Entity, and (C) in compliance with all formal filing and maintenance requirements, and (ii) to the knowledge of the Corporation, each Regulated Person is in compliance, in all material respects, with and has fulfilled and performed all of its obligations with respect to such Healthcare Authorizations and, to the knowledge of the Corporation, no event has occurred which allows, or after notice or lapse of time would allow, revocation, suspension or termination thereof. In the EU, all medical devices bear the CE marking, are registered and commercialized in compliance with applicable Healthcare Laws and relevant CE-certificates of conformity have been obtained from Notified Bodies in compliance with the MDR. In the case of medical devices certified under Directive 93/42/EEC and benefitting from the transitional provisions established in the MDR, all the necessary actions to ensure continuity of business and the timely obtainment of new CE-certificates of conformity issued by a designated and accredited Notified Body in compliance with the MDR are being undertaken.
(c)To the knowledge of the Corporation, each Regulated Person has filed, maintained or furnished to the FDA, Health Canada, or other applicable Governmental Entity all required filings, declarations, listings, registrations, submissions, amendments, modifications, notices and responses to notices, applications and supplemental applications, reports (including all medical device, adverse event, or experience reports and reports of recalls, corrections or removals) and all such submissions were complete and accurate in all material respects and in material compliance with applicable Laws and guidelines when filed (or were corrected, supplemented or completed in a subsequent filing).
(d)The Corporation and each Subsidiary is, and at all times has been in compliance in all material respects with, applicable Laws and, including applicable Healthcare Laws, relating to the design, development, fabrication, testing, manufacturing, holding,

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marketing, selling, shipping, distributing, packaging, labeling, promoting, advertising, possessing, importing or exporting of the Corporation Offerings. Neither the Corporation nor any of its Subsidiaries is subject to any enforcement, regulatory or administrative proceedings regarding alleged material non-compliance with any Healthcare Laws and, to the knowledge of the Corporation, no such enforcement, regulatory or administrative proceeding has been threatened. To the knowledge of the Corporation, there is no event or circumstance, or act or omission on the part of the Corporation or any of its Subsidiaries, that would be expected to give rise to or form the basis for any civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, untitled letter, proceeding or request for information or any liability (whether actual or contingent) against the Corporation or any of its Subsidiaries for failure to comply with any Healthcare Laws.
(e)All clinical, pre-clinical and non-clinical studies, trials, investigations, and tests sponsored or conducted by or on behalf of the Corporation or its Subsidiaries are being conducted in compliance, in all material respects, with applicable Laws and guidelines, including Healthcare Laws and Privacy Laws. None of the FDA, Health Canada, any other Governmental Entity or any institutional review board has sent any written notices or other written correspondence with respect to any proposed, ongoing or completed pre-clinical, non-clinical or clinical trials, studies or tests requiring the termination, suspension or modification of such trials, studies or tests. No pre-clinical, non-clinical or clinical trials or studies sponsored or conducted by or on behalf of the Corporation or any of its Subsidiaries for the purpose of supporting a regulatory filing have had at any time any adverse safety findings that the Corporation would reasonably expect to have an adverse impact on clinical studies.
(f)Neither the Corporation nor any of its Subsidiaries has (i) made an untrue statement of a material fact or fraudulent statement to the FDA, Health Canada or any other similar Governmental Entity, or (ii) failed to disclose a material fact required to be disclosed to the FDA, Health Canada or any other similar Governmental Entity, or (iii) committed any other act, made any statement or failed to make any statement, that (in any such case) establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy. Neither the Corporation nor any of its Subsidiaries is the subject of any pending or, to the knowledge of the Corporation, threatened investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy.
(g)To the extent required by applicable Laws, all design, manufacturing, assembly, packaging, labeling, storage, installation, servicing and processing operations conducted by or on behalf of the Corporation or any of its Subsidiaries with respect to any Corporation Offerings have been conducted, in all material respects, in accordance with applicable Healthcare Laws. To the knowledge of the Corporation, no manufacturing site which assists in the manufacture of the Corporation Offerings (whether owned or operated by the Corporation or that of a contract manufacturer) has been subject to a Governmental Entity (including the FDA) seizure, shutdown, adverse regulatory action, or import or export detention, refusal or prohibition.
(h)Other than as set forth in Section 3.1(20)(h) of the Corporation Disclosure Letter or except as would not be reasonably expected to have a Material Adverse Effect, as of the date hereof, there have been no recalls, field actions, corrections, or removals ordered by a Governmental Entity, with respect to any of the Corporation Offerings. Within the five (5) years preceding the date hereof, the Corporation or any of Subsidiaries has, neither voluntarily nor at the request of any Governmental Entity, initiated or participated in any recalls, field actions, corrections, or removals of any Corporation Offerings.
(i)Neither the Corporation nor any of its Subsidiaries collects, possesses, or retains any patient, medical, protected health, or individual health information subject to the Health Insurance Portability and Accountability Act of 1996.
(j)During the past five (5) years, neither the Corporation, its Subsidiaries, nor, to the knowledge of the Corporation, any of their respective officers, directors, employees, agents, or contractors has been charged or convicted of any crime that would reasonably be expected to result in debarment or exclusion under 21 U.S.C. § 335a(a), 21 U.S.C. §

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335a(b) or any Healthcare Law. To the knowledge of the Corporation, no action that could reasonably be expected to result in such a debarment or exclusion is pending or threatened against the Corporation, its Subsidiaries, or their officers, directors, or employees. During the past five (5) years, neither the Corporation nor, to the knowledge of the Corporation, any of its officers, directors, or employees: (i) has been charged or convicted of any criminal offense relating to the delivery of an item or service under any Governmental Healthcare Program; (ii) has been debarred, excluded or suspended from participation in any Governmental Healthcare Program; (iii) has had a civil monetary penalty assessed against it, him or her under Section 1128A of the Social Security Act of 1935; (iv) is currently listed on the General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs; or (v) to the Corporation’s knowledge, is the target or subject of any current investigation relating to any Governmental Healthcare Program-related offense. Neither the Corporation, nor, to the knowledge of the Corporation, any of its officers, directors, or employees is party to, or bound by, any governmental order, individual integrity agreement, corporate integrity agreement or other formal or informal agreement with any Governmental Entity as a result of non-compliance with any Healthcare Laws in any material respects.
(21)Fairness Opinions.
The Board and the Special Committee have received the Fairness Opinions and such Fairness Opinions have not been withdrawn or modified as of the date hereof.
(22)Brokers.
Except as disclosed in Section 3.1(22) of the Corporation Disclosure Letter, no investment banker, broker, finder, financial advisor or other intermediary has been retained by or is authorized to act on behalf of the Corporation or any of its Subsidiaries, or any of their respective officers, directors, mandataries or employees, or is entitled to any fee, commission or other payment from the Corporation or any of its Subsidiaries, or any of their respective officers, directors, mandataries or employees, in connection with the Arrangement or any other transaction contemplated by this Agreement.
(23)Board and Special Committee Approval.
(a)The Special Committee, after consultation with and receiving advice from its financial advisors and outside legal counsel, has unanimously recommended that the Board approve the Arrangement and that the Shareholders vote in favour of the Arrangement Resolution.
(b)The Board, having received the unanimous recommendation of the Special Committee and after consultation with and receiving advice from its financial advisors and outside legal counsel, has unanimously: (i) determined that the Arrangement is in the best interests of the Corporation and fair to the Shareholders; (ii) resolved to recommend that the Shareholders vote in favour of the Arrangement Resolution; and (iii) authorized the entering into of this Agreement and the performance by the Corporation of its obligations under this Agreement, and no action has been taken to amend or supersede such determinations, resolutions, or authorizations.
(24)Material Contracts.
(a)Section 3.1(24)(a) of the Corporation Disclosure Letter sets out a complete and accurate list of all Material Contracts. True and complete copies of the Material Contracts have been made available in the Data Room and no such Material Contract has, since such disclosure, been rescinded, terminated or materially modified outside the Ordinary Course.
(b)Each Material Contract is in full force and effect and is a legal, valid and binding obligation and is enforceable against the Corporation or its Subsidiary, as applicable, and, to the knowledge of the Corporation, each other party thereto in accordance with its terms, subject to any limitation on enforcement under Law relating to (i) bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of

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creditors’ rights generally and (ii) the discretion that a court may exercise in the granting of extraordinary remedies such as specific performance and injunction.
(c)The Corporation and its Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts and neither the Corporation nor any of its Subsidiaries is in material breach or default under any Material Contract, nor does the Corporation have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default.
(d)None of the Corporation or any of its Subsidiaries has received from any other party to a Material Contract any written notice of any breach or default under any such Material Contract.
(e)Neither the Corporation nor any of its Subsidiaries has received any written notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract.
(25)Customers and Suppliers.
(a)Section 3.1(25)(a) of the Corporation Disclosure Letter lists the ten (10) (if any) largest suppliers of the Corporation and its Subsidiaries, taken as a whole and based on aggregate spend, for the twelve (12) months ended August 31, 2023 (the Material Suppliers).
(b)Section 3.1(25)(b) of the Corporation Disclosure Letter lists the top ten (10) (if any) customers of the Corporation and its Subsidiaries, taken as a whole and based on consolidated revenue, for the twelve (12) months ended August 31, 2023 (the Material Customers).
(c)Section 3.1(25)(b) of the Corporation Disclosure Letter lists the top ten (10) (if any) distributors of the Corporation, taken as a whole and based on consolidated revenue, for the twelve (12) months ended August 31, 2023 (the Material Distributors).
(d)Since September 1, 2022, no Material Customer, Material Supplier or Material Distributor has canceled or otherwise terminated its relationship in writing, or, to the knowledge of the Corporation, threatened to cancel or otherwise terminate its relationship with the Corporation or any of the Subsidiaries or has, to the knowledge of the Corporation, indicated either orally or in writing that it intends to decrease materially its services or supplies to the Corporation or any of the Subsidiaries or its usage of the Corporation Offerings.
(26)Real Property.
(a)Neither the Corporation nor any of the Subsidiaries owns any real or immovable property.
(b)Section 3.1(26)(b) of the Corporation Disclosure Letter lists all the Leases and sets out, in respect of each Lease, the municipal address and applicable Leased Premises.
(c)True and complete copies of each of the Leases have been made available in the Data Room and no Lease has been materially modified, rescinded or terminated since such disclosure.
(d)Each Lease is valid and subsisting, in full force and effect, unamended by oral or written agreement, and the Corporation or any of its Subsidiaries, as the case may be, is entitled to the full benefit and advantage of each Lease in accordance with its terms. Each Lease is in good standing and, to the knowledge of the Corporation, there has not been any material default by any party under any Lease nor is there any material dispute between the Corporation or any of its Subsidiaries, as the case may be, and any landlord under any Lease.

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(e)Neither the Corporation nor any of its Subsidiaries is a party to, or under any agreement to become a party to, any lease, license or occupancy agreement with respect to real or immoveable property other than the Leases in respect of the Leased Premises.
(f)None of the Leases have been assigned, and none of the Leased Premises have been subleased or sublicensed by the Corporation or any of its Subsidiaries, to any Person.
(g)The current uses of each property subject to a Lease comply with Law, except as would not be reasonably expected to have a Material Adverse Effect. Neither the Corporation nor its Subsidiaries has received written notice of any proceeding in eminent domain, condemnation or other similar proceedings that are pending, and there are, to the knowledge of the Corporation, no such proceedings threatened, affecting any portion of the Leased Premises and neither the Corporation nor any of its Subsidiaries has received written notice of the existence of any outstanding writ, injunction, decree, order or judgment or of any pending proceeding, and, to the knowledge of the Corporation, there is no such writ, injunction, decree, order, judgment or proceeding threatened, relating to the ownership, lease, use, occupancy or operation by any Person of the Leased Premises.
(27)Personal Property.
The Corporation and its Subsidiaries have valid, good and marketable title to all material personal or movable property of any kind or nature which the Corporation or any of its Subsidiaries purports to own, free and clear of all Liens (other than Permitted Liens). The Corporation and its Subsidiaries, as lessees, have the right under Contract to use, possess and control all personal or movable property leased by, and material to, the Corporation or any of its Subsidiaries as used, possessed and controlled by the Corporation or its Subsidiaries, as applicable. The material assets and properties (in each case, tangible or intangible) owned or used by the Corporation or its Subsidiaries are in satisfactory condition for their continued use as they have been used and adequate in all material respects for their current use, subject to reasonable wear and tear.
(28)Intellectual Property.
(a)Section 3.1(28)(a) of the Corporation Disclosure Letter sets out a complete list of all Corporation Registered IP. All such registrations and applications have been properly maintained and renewed in accordance with Law. None of the Corporation or its Subsidiaries has disposed of or relinquished any material amount of the Owned Intellectual Property, including terminating, abandoning, cancelling or letting lapse, or otherwise disposing of any Corporation Registered IP, except in the Ordinary Course. To the knowledge of the Corporation (with respect to Corporation Registered IP only), the Owned Intellectual Property is valid and enforceable and all of the Corporation’s and its Subsidiaries’ rights therein are enforceable per applicable Law.
(b)Section 3.1(28)(b) of the Corporation Disclosure Letter sets out a complete list of all material unregistered Owned Intellectual Property that is material to the operation of the Corporation and its Subsidiaries, in each case with a general description of the Owned Intellectual Property.
(c)Section 3.1(28)(c) of the Corporation Disclosure Letter sets out a complete list of all Licensed Intellectual Property and the applicable Contracts under which that Licensed Intellectual Property is licensed to the Corporation or a Subsidiary, excluding licenses for commercially available off-the-shelf software or other non-customized technology available under standard terms for an annual license fee of less than $25,000 per license.
(d)Section 3.1(28)(d) of the Corporation Disclosure Letter sets out a complete list of all material licenses pursuant to which the Corporation or its Subsidiaries have granted rights to the Owned Intellectual Property to a third party, excluding for greater certainty (i) any non-exclusive licenses granted to customers of the Corporation in the Ordinary Course and (ii) any licenses granted in the Ordinary Course to third parties for promotional, marketing, advertising, production, manufacturing or implementation purposes.

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(e)All Corporation Intellectual Property is exclusively owned by or adequately licensed to the Corporation and its Subsidiaries. The Corporation and its Subsidiaries exclusively own all right, title and interest in and to the Owned Intellectual Property, including the right to transfer, convey or assign to any third party without any consent of, waiver from or payment to any Person whatsoever, free and clear of all Liens, other than Permitted Liens, and the Corporation and its Subsidiaries have all the necessary rights to use all the material Licensed Intellectual Property used by them in the carrying on of their business as presently conducted. To the knowledge of the Corporation, none of the Corporation’s or any Subsidiary’s right, title or interest in or to any Corporation Intellectual Property will be adversely impacted by (nor will require the payment or grant of additional amounts or consideration as a result of) the execution, delivery, or performance of this Agreement or the other transactions contemplated hereby.
(f)The Corporation and its Subsidiaries have taken all reasonable steps to protect their rights in and to the Owned Intellectual Property, in each case taking into consideration the nature of their business and the necessity of the applicable Owned Intellectual Property for the operation of that business.
(g)Other than as disclosed in Section 3.1(28)(g) of the Corporation Disclosure Letter, the Corporation and its Subsidiaries are not party to or bound by any Contract that materially limits their ability to use, sell, transfer, assign or convey any of the Owned Intellectual Property. Other than as disclosed in Section 3.1(28)(g) of the Corporation Disclosure Letter, neither the Corporation nor any its Subsidiaries have granted to any person any right, license or permission to use all or any portion of, or otherwise encumbered any of their rights in, or to, any Corporation Intellectual Property out of the Ordinary Course, and have not granted any exclusive right or license to any Owned Intellectual Property.
(h)The Corporation and its Subsidiaries, the conduct of their business, and the Corporation Offerings do not infringe, misappropriate or otherwise violate the Intellectual Property of any Person (provided that the foregoing representation is made to the knowledge of the Corporation in respect of Licensed Intellectual Property). Except as disclosed in Section 3.1(28)(h) of the Corporation Disclosure Letter, no written claims have been asserted, no action or proceeding is pending or, to the knowledge of the Corporation, threatened by any Person alleging that the conduct of the Corporation and its Subsidiaries’ business, including any Corporation Offering or the use of any Corporation Intellectual Property, infringes upon, misappropriates, or otherwise violates any of their Intellectual Property rights.
(i)All licenses relating to any Corporation Intellectual Property are in full force and effect and no material default exists on the part of the Corporation or any of its Subsidiaries or, to the knowledge of the Corporation, on the part of any other parties thereto. To the knowledge of the Corporation, all royalties, fees, costs and expenses due as of the date hereof relating to material Licensed Intellectual Property (including license fees associated with commercial off-the-shelf software) used by the Corporation or any Subsidiary have been paid.
(j)The Corporation Intellectual Property constitutes all Intellectual Property necessary for the conduct of the business of the Corporation and Subsidiaries as presently conducted.
(k)To the knowledge of the Corporation, except as disclosed in Section 3.1(28)(k) of the Corporation Disclosure Letter, no Person is currently infringing, misappropriating or otherwise violating any of the Owned Intellectual Property.
(l)The Corporation has identified and delivered to the Purchaser Parties each written opinion from counsel (insider or outside counsel) prepared by or on behalf of the Corporation or any Subsidiary since September 1, 2020 and regarding non-infringement, freedom to operate, clearances or invalidity regarding any material Corporation Offering or Owned Intellectual Property.
(m)The Corporation and its Subsidiaries have implemented and maintained reasonable measures in accordance with sound industry practices to protect and maintain their rights in, and the confidential nature of, the confidential or non-public aspects of the Corporation Intellectual Property and the Corporation Offerings, including confidential

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information, trade secrets and the source code to the Corporation Offerings. There has been no unauthorized disclosure of any trade secrets, confidential information or other proprietary information of the Corporation and its Subsidiaries.
(n)All Persons that have participated in or contributed to the development of Intellectual Property (including any Intellectual Property in and to any Corporation Offerings) on behalf of the Corporation or any Subsidiary (each such person is a Contributor) have executed written instruments that (i) assign to the Corporation or the applicable Subsidiary all rights, title and interest in and to such Intellectual Property developed on behalf of the Corporation or applicable Subsidiary; and (ii) obligate the Contributor to maintain the confidentiality of any confidential information and trade secrets of the Corporation or the applicable Subsidiary, as applicable. Each such Contributor has waived its non-assignable rights (including moral rights) to any Owned Intellectual Property created by it on behalf of the Corporation or any Subsidiary. To the knowledge of the Corporation, no such Contributor is in violation of any term of any employment or consulting or similar contract, proprietary information and inventions agreement, non-competition agreement, or any other contract or agreement relating to the relationship of any such Contributor with the Corporation or any of its Subsidiaries which relates to Corporation Intellectual Property.
(o)Except for licenses disclosed in Section 3.1(28)(d) of the Corporation Disclosure Letter and Open Source Software disclosed in Section 3.1(28)(p) of the Corporation Disclosure Letter, the Corporation is the owner of, and has all right, title and interest in, the versions and releases of the software that is part of the Corporation Offerings.
(p)Section 3.1(28)(p) of the Corporation Disclosure Letter accurately identifies and describes (i) all software owned by the Corporation and its Subsidiaries that is material to their business, (ii) all material software (including Owned Intellectual Property, Licensed Intellectual Property and Open Source Software) that is used in, incorporated into, integrated or bundled with any of the Corporation Offerings, and (iii) with respect to any Licensed Intellectual Property or Open Source Software listed under (ii) above, the applicable license under which each item of Open Source Software is used.
(q)Other than as set forth in Section 3.1(28)(q) of the Corporation Disclosure Schedule, no Open Source Software has been used in, incorporated into, linked with, distributed with, aggregated to or bundled or combined with, any Owned Intellectual Property in such a manner that does, will, or would require any Owned Intellectual Property to: (i) be licensed under any specific terms, including under Open Source Software license terms or terms granting a patent license, non-assertion covenant or other rights to modify, make derivative works based on, decompile, disassemble or reverse engineer any Owned Intellectual Property; (ii) be licensed, distributed or provided to third parties in a manner that prevents the Corporation or its Subsidiaries from asserting or enforcing any material rights in or to the Owned Intellectual Property; (iii) be disclosed or distributed in source code form code (or any human-readable form of computer instructions); (iv) be licensed for the purpose of making modifications or derivative works; or (iv) be licensed or provisioned or redistributed at no or nominal charge.
(r)To the knowledge of the Corporation, the Corporation and its Subsidiaries have complied in all material respects with all terms and conditions of each applicable license for Open Source Software used by the Corporation and its Subsidiaries, including all requirements relating to attribution and copyright notices.
(s)The Corporation is in actual possession and control of: (i) the applicable source code, object code, code writes, and user manuals for all software that is part of the Owned Intellectual Property, including for clarity, Owned Intellectual Property comprising the Corporation Offerings; and (ii) notes, documentation, programmers’ notes, source code annotations and such materials, as applicable, as are sufficient to allow skilled development teams familiar with the programming languages used and experienced in the development of products and services substantially similar to the Corporation Offerings to support the continuation of the use, distribution, development, enhancement, maintenance and support of each item of software that is part of the Owned Intellectual Property, including for clarity, Owned Intellectual Property comprising the Corporation Offerings.

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(t)Neither the Corporation nor, to the Corporation’s knowledge, any other Person acting on its behalf has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any source code for any Corporation Offering or Owned Intellectual Property, except for disclosures to employees, contractors or consultants under binding written agreements that prohibit use or disclosure except in the performance of services to the Corporation. No event has occurred, and no circumstance or condition exists, that would reasonably be expected to result in or require the disclosure or release of any source code for any Corporation Offering or Owned Intellectual Property to a third party (including any escrow agents).
(u)To the knowledge of the Corporation, none of the Owned Intellectual Property has been developed: (i) with the assistance or use of any grants from any Governmental Entity or agency, university, college, or other educational institution or research centre, or private source to the Corporation or any Subsidiary; or (ii) in the course of performing research sponsored by any Governmental Entity or agency, university, college, or other educational institution or research centre, or private source, in respect of each of the foregoing clauses (i) and (ii), that would give such Governmental Entity or agency, university, college, or other educational institution or research centre, or private source any ownership interest in, right to receive royalties or any other payments in respect of, or right to restrict the use, sale, licensing, distribution or transfer of any Owned Intellectual Property.
(v)Section 3.1(28)(v) of the Corporation Disclosure Letter contains a correct, current, and complete list of all social media accounts owned by the Corporation or its Subsidiaries. The Corporation and its Subsidiaries have complied with all terms of use, terms of service, and other Contracts and all associated policies and guidelines relating to its use of any social media platforms, sites, or services (collectively, Platform Agreements). There are no Proceedings whether settled, pending or, to the knowledge of the Corporation, threatened, alleging any (i) breach or other violation of any Platform Agreement by the Corporation or any Subsidiary, or (ii) defamation, violation of publicity rights of any Person, or any other violation by any the Corporation or any Subsidiary in connection with its use of social media.
(29)Corporation Offerings.
(a)The Corporation Offerings do not contain any Disabling Code, and the Corporation has taken reasonable steps and implemented reasonable processes, procedures, tools, and software to ensure that the Corporation Offerings do not and will not contain Disabling Code.
(b)The Corporation has made available in the Data Room all information relating to any problem or issue with respect to any of the Corporation Offerings that materially adversely affects, or may reasonably be expected to materially adversely affect, the value, functionality or fitness for the intended purpose of the applicable Corporation Offering. Without limiting the generality of the previous sentence, with respect to Corporation Offerings: (A) there have been, since September 1, 2020, and are no material defects, malfunctions or nonconformities; (B) there have been, since September 1, 2020, and are no claims, notices of claim or investigations (including tort claims, warranty claims, or claims regarding product liability, design, manufacturing, engineering, warning or labeling deficiency, or safety issue) asserted against the Corporation or, to the knowledge of the Corporation, any of its customers or distributors related to any Corporation Offering, nor has the Corporation or, to the knowledge of the Corporation, any of its customers or distributors received any threat of any such claim or investigation; and (C) the Corporation has not been, since September 1, 2020, nor is required to recall or discontinue, or otherwise provide notices regarding, any Corporation Offerings.
(c)All Corporation Offerings perform in all material respects in accordance with the design specifications to which the applicable Corporation Offering was developed, as applicable. The documentation associated with any Corporation Offering contains no material errors.
(30)Litigation.

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(a)Except as disclosed in Section 3.1(30)(a) of the Corporation Disclosure Letter and any inquiry, investigation or proceeding solely related to satisfying or obtaining the Regulatory Approvals, there are, and since September 1, 2020, there have been no material Proceedings in effect or ongoing or, to the knowledge of the Corporation, threatened against or relating to the Corporation or any of its Subsidiaries or affecting any of their respective businesses, properties or assets, by or before any Governmental Entity that, if determined adverse to the interests of the Corporation or its Subsidiaries, would have a Material Adverse Effect or would be reasonably expected to prevent or delay the consummation of the Arrangement or the transactions contemplated hereby.
(b)There is no material award outstanding against the Corporation or any of its Subsidiaries, and neither the Corporation nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree which would have or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect or that would or would be reasonably expected to prevent or delay the consummation of the Arrangement or the transactions contemplated hereby.
(c)There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of the Corporation, threatened against or relating to the Corporation or any of its Subsidiaries before any Governmental Entity.
(31)Environmental Matters.
(a)To the knowledge of the Corporation, the Corporation and each of its Subsidiaries (i) are in compliance with all Environmental Laws; (ii) have received all Authorizations required of them under the applicable Environmental Laws to conduct their business, and (iii) are in compliance with all terms and conditions of any such Authorization, except as would not reasonably be expected to have a Material Adverse Effect.
(b)The Corporation has made available in the Data Room all reports and material documents which are in the possession, available to or under the control of the Corporation or its Subsidiaries relating to the environmental matters affecting the Corporation, its Subsidiaries, their business, operations or any immovable or real property currently or formerly owned, leased or used by any of the Corporation or its Subsidiaries or over which any of them has or had charge, management or control (including the Leased Premises). To the knowledge of the Corporation, there are no other reports or material documents relating to environmental matters affecting the Corporation or any of its Subsidiaries, their business, operations or any immovable or real property currently or formerly owned, leased or used by any of the Corporation or its Subsidiaries or over which any of them has or had charge, management or control (including the Leased Premises) which have not been made available to the Purchaser whether by reason of confidentiality restrictions or otherwise.
(c)The Corporation has not been required by any Governmental Entity to (i) alter any of the Leased Premises in a material way in order to be in compliance with Environmental Laws, or (ii) perform any environmental closure, decommissioning, rehabilitation, restoration or post-remedial investigations, on, about, or in connection with any immovable or real property (including the Leased Premises).
(32)Employees.
(a)A true and complete list of the Corporation Employees, including their respective location, status (e.g. permanent, temporary, part-time, casual); date of hire; cumulative recognized length of service (including service with any predecessor or former employer that would impact the length of service calculation); position (i.e. job title); and annual salary or wage rate, as applicable; eligibility for incentive pay (including bonuses, commissions and other incentives); eligibility for benefits; overtime classification (exempt or non-exempt); whether the employee is active or on a leave and, if on a leave, the reason for the leave and expected date of return (if known); and whether the employee is on a visa or work authorization (and if so, type of visa, visa status, and visa expiration date) has been made available in the Data Room.

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(b)Section 3.1(32)(b) of the Corporation Disclosure Letter contains a correct and complete list of each independent contractor engaged by the Corporation or any of its Subsidiaries, with aggregate annual fees paid in the year-ended August 31, 2022 in excess of $100,000, and whether they are subject to a written Contract, and each such written Contract has been made available in the Data Room. Current and complete copies of all such independent contractor Contracts have been disclosed to the Purchaser Parties. Independent contractors of the Corporation and any of its Subsidiaries have been properly characterized as independent contractors and treated in all material respects as such.
(c)Section 3.1(32)(c) of the Corporation Disclosure Letter contains a list of all written Contracts in relation to the Corporation Employees considered members of senior management or key employees of the Corporation or of any of its Subsidiaries (copies of which Contracts were provided to the Purchaser Parties by the Corporation).
(d)Except as disclosed in Section 3.1(32)(d) of the Corporation Disclosure Letter, neither the Corporation nor any of its Subsidiaries is subject to or in the past three (3) years has been subject to any material claim for failure to be in compliance with any terms and conditions of employment and Laws respecting employment standards, including claims for wrongful dismissal, unjust dismissal, constructive dismissal or any other material claim, written complaint, litigation or legal proceeding relating to employment, discrimination, harassment, prohibited practice, privacy, accommodation, accessibility, reprisal, retaliation, pay equity, French language, wage payment and associated practices, meal and rest breaks, overtime classification, vacation and vacation pay, source deductions, paid time off, worker classification, occupational health and safety, plant closings and layoffs (the WARN Act) workers’ compensation benefits and collective bargaining and labour relations or termination of employment of any current or former Corporation Employee or relating to any failure to hire a candidate for employment, and there is no material order or legal proceeding pursuant to any Law requiring the reinstatement of any former Corporation Employee or requiring the taking of any action or the refraining from taking any action, in respect of any current or former Corporation Employee.
(e)Except as disclosed in Section 3.1(32)(e) the Corporation Disclosure Letter, the Corporation and its Subsidiaries are and have been in the past three (3) years in material compliance with all terms and conditions of employment and Laws respecting employment standards and labour practices and relations, including without limitation, pay equity, wages, hours of work, overtime pay and eligibility, vacation and vacation pay, human rights, discrimination, and occupational health and safety, workers’ compensation, termination of employment, collective dismissals, harassment, pay equity, privacy, immigration, source deductions and withholdings, French language, the WARN Act, and the terms of any national collective bargaining agreement prescribed by Law.
(f)Except as disclosed in Section 3.1(32)(f) of the Corporation Disclosure Letter, no Corporation Employee has any agreement as to length of notice (including pay in lieu thereof) or severance payment required to terminate the Corporation Employee’s employment (other than such as results by Law), nor are there any change of control payments, golden parachutes, termination or severance payments, retention payments or Contracts with any Corporation Employees providing for cash or other compensation or benefits upon, or as a result of a termination of employment following the consummation of, or relating to, the Arrangement or any other transaction contemplated by this Agreement, including a change of control of the Corporation or of any of its Subsidiaries.
(g)Except as disclosed in Section 3.1(32)(g) of the Corporation Disclosure Letter, all material amounts due and owing or accrued due but not yet owing for all salary, wages, overtime, vacation pay, sick days with pay, bonuses, commissions, or other incentive payments, benefits or other employee benefits have either been paid or are properly accrued and accurately reflected in the Books and Records, in respect of any of the Corporation Employees, including to the extent required in accordance with IFRS.
(h)There are no outstanding assessment, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and workers’ compensation legislation, and neither the Corporation nor any of its Subsidiaries has been reassessed

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in any material respect under such legislation since September 1, 2020 and, no audit of the Corporation or any of its Subsidiaries is currently being performed pursuant to any applicable workplace safety and workers’ compensation legislation. As of the date hereof, there are no claims or, to the knowledge of the Corporation, potential claims which may materially and adversely affect the Corporation or any of its Subsidiaries’ accident cost experience.
(i)The Corporation has disclosed to the Purchaser Parties all orders and material inspection reports under applicable occupational health and safety legislation. The Corporation has complied in all material respects with any orders issued under occupational health and safety legislation and there are no appeals of any orders under such legislation currently outstanding.
(j)There is no Collective Agreement in force with respect to any of the Corporation Employees nor is there any other agreement with any employee association or certified association in respect of any Corporation Employees.
(k)As of the date hereof, no trade union, council of trade unions, association of employees, works council, employee bargaining agency or affiliated bargaining agent or any other Person holds bargaining rights with respect to any Corporation Employee by way of certification, interim certification, voluntary recognition or successor rights, or has applied or, to the knowledge of the Corporation, threatened to apply to be certified as the bargaining agent of any of the Corporation Employees.
(l)To the knowledge of the Corporation, all Corporation Employees are legally authorized to work in the applicable jurisdiction in which such employee is providing services either because of their status as citizens, legal permanent residents, or by virtue of possessing a visa under applicable Laws relating to immigration control which visa allows for such employee to work in such jurisdiction. The Corporation has properly completed all reporting and verification requirements pursuant to, has maintained all records required by, and has otherwise complied with, all Laws, in each case in all material respects, relating to immigration control for all of their employees, including the Form I-9 in the United States. The Corporation has not received any written notice from any Governmental Entity that it is in violation of any Laws pertaining to immigration control or that any current or former employee is or was not legally authorized to be employed in the jurisdiction in which such Corporation Employee was providing services and there is no pending, or to the knowledge of the Corporation, threatened, charge or complaint under the Immigration Reform and Control Act of 1986 or equivalent Law of any other jurisdiction against the Corporation.
(m)Except as set forth in Section 3.1(32) of the Corporation Disclosure Letter, in the last three (3) years, to the knowledge of the Corporation, (i) no allegations of sexual harassment, other unlawful harassment, sexual misconduct, discrimination, or retaliation have been made to the Corporation or its Subsidiaries against any of their respective officers, managers or executives nor (ii) has the Corporation or its Subsidiaries otherwise been notified of such allegations.
(33)Employee Plans.
(a)Section 3.1(33)(a) of the Corporation Disclosure Letter lists accurately all up-to-date plans for retirement, bonus, commissions, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, tuition reimbursement, fringe benefits, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, leaves of absence, salary continuation, legal benefits, unemployment benefits, vacation or incentive contributed to, or required to be contributed to, by the Corporation or any of its Subsidiaries for the benefit of any current or former director, officer, employee or of the Corporation or any of its Subsidiaries, as applicable (the Employee Plans).
(b)The Corporation has furnished to the Purchaser Parties true, correct, up-to-date and complete copies of all the Employee Plans (or, where oral, written summaries of the material terms thereof) with respect to Corporation Employees considered members of senior management or key employees of the Corporation or any of its Subsidiaries, as amended as of the date hereof together with all related documentation.

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(c)All of the Employee Plans have been established, registered (where required), funded, invested and administered in accordance with, and are in good standing under, all applicable Laws, the terms of such Employee Plans, all applicable collective agreements and in accordance with all understandings, written or oral, between the Corporation or any of its Subsidiary, on the one hand, and the current or former directors, officers, employees or consultants of the Corporation or any of its Subsidiaries, on the other hand.
(d)During the past three years, all material contributions or premiums required to be made by the Corporation and each of its Subsidiaries under the terms of each Employee Plan or by applicable Laws have been made in a timely fashion in accordance with applicable Laws and the terms of the Employee Plans, including, without limitation, worker’s compensation premiums, Canada Pension Plan contributions, Québec Pension Plan contributions and employment insurance premiums.
(e)No material Employee Plan, nor any related trust or other funding medium thereunder, is subject to any pending, or to the knowledge of the Corporation, threatened material claims or anticipated investigation, examination or other material legal proceeding, initiated by any Governmental Entity or by any other Person (other than routine claims for benefits), and, to the knowledge of the Corporation, there exists no state of facts which after notice or lapse of time or both could reasonably be expected to give rise to any such investigation, examination or other legal proceeding or affect the registration of any Employee Plan required to be registered.
(f)No Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code. No Employee Plan is a “multiemployer plan” (within the meaning of Section 4001(a)(3) of ERISA) (a Multiemployer Plan) or a plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control (within the meaning of Section 4063 of ERISA) (a Multiple Employer Plan), nor has the Corporation or any of its Subsidiaries or any of their respective ERISA Affiliates, at any time within six (6) years before the date of this Agreement, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan.
(g)The consummation of the transactions contemplated by this Agreement (either alone or in combination with any other event) will not give rise to any payment or benefit (or acceleration of vesting of any amounts or benefits) that could be an “excess parachute payment” as defined in Section 280G of the U.S. Internal Revenue Code of 1986, as amended (the Code), or could be subject to an excise tax under Section 4999 of the Code. Other than as set forth in Section 3.1(33)(g) of the Corporation Disclosure Letter, no current or former employee, officer, director or independent contractor is entitled to receive any gross-up, make-whole or additional payment by reason of any taxes under Section 4999 of the Code being imposed on such person or any interest or penalty related thereto.
(34)Insurance.
(a)All insurance policies maintained in respect of the operations, properties and assets, employees, directors and officers of the Corporation and its Subsidiaries are set forth in Section 3.1(34) of the Corporation Disclosure Letter and are issued by insurers of recognized financial responsibility in such amounts and covering such risks as are prudent and customary in the businesses in which they are engaged.
(b)No material default exists under such policies of insurance as to the payment of premiums or otherwise under the terms of any such policy.
(c)There are no material claims by the Corporation or its Subsidiaries under any such policy as to which any insurance company is denying liability or defending under a reservation of rights clause, and neither the Corporation nor any of its Subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.

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(35)Taxes.
Except as disclosed in Section 3.1(35) of the Corporation Disclosure Letter:
(a)All Tax Returns required by Law to be filed with any Governmental Entity by, or on behalf of, the Corporation and each of its Subsidiaries have been filed when due in accordance with Law (taking into account any applicable extensions), and all such material Tax Returns are, or shall be at the time of filing, true and complete in all material respects.
(b)The Corporation and each of its Subsidiaries have paid, or have collected, withheld and remitted to the appropriate Governmental Entity all material Taxes due and payable on a timely basis, other than those Taxes being contested in good faith and in respect of which adequate reserves have been recorded in the Books and Records, and where payment is not yet due, have established in accordance with IFRS an adequate accrual for all Taxes through the end of the last period for which the Corporation and each of its Subsidiaries ordinarily record items on their Books and Records and such Taxes will be remitted when due.
(c)There are no currently effective elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes, or of the filing of any Tax Return or any payment of Taxes, by the Corporation or any of its Subsidiaries, and no request for any such waiver or extension is currently pending.
(d)No claim has been made in writing by any Governmental Entity in a jurisdiction where the Corporation or any of its Subsidiaries does not file Tax Returns that the Corporation or such Subsidiary (as applicable) is or may be subject to material Tax by that jurisdiction.
(e)Neither the Corporation nor any of its Subsidiaries is liable for any Taxes of any other Person pursuant to any provision of applicable Law (including section 160 of the Tax Act) or any Tax sharing agreement, Tax indemnification agreement or other similar agreement or provision.
(f)There are no Liens for Taxes on the assets of the Corporation or any of its Subsidiaries, other than Permitted Liens.
(g)All scientific research and experimental development investment tax credits and all other tax credits (Tax Credits) that were claimed by the Corporation and each of its Subsidiaries in accordance with the Tax Act and any other applicable Tax Law and the Corporation and each of its Subsidiaries satisfied at all times the relevant criteria and conditions entitling them to such Tax Credits. All refunds of Tax Credits received or, to the knowledge of the Corporation, receivable by the Corporation and each of its Subsidiaries in any fiscal year were claimed in accordance with the Tax Act and any other applicable Tax Law and, at all relevant times, the Corporation and each of its Subsidiaries that claimed refunds of Tax Credits satisfied the relevant criteria and conditions entitling them to claim such a refund.
(h)There are no deficiencies, litigation, claims, actions, suits, audits, proceedings investigations, proposed adjustments, or other action now pending or threatened in writing against the Corporation or any of its Subsidiaries in respect of any material Tax or material Tax Credit.
(i)The terms and conditions made or imposed in respect of every transaction (or series of transactions) between the Corporation, or any of its Subsidiaries and any Person that is (x) a non-resident of Canada for purposes of the Tax Act, and (y) not dealing at arm’s length with the Corporation or such Subsidiary, as the case may be, for purposes of the Tax Act, do not differ from those that would have been made between persons dealing at arm’s length for purposes of the Tax Act.
(j)The Corporation and each of its Subsidiaries are in compliance, in all material respects, with section 247 of the Tax Act and any comparable provision of applicable Tax Law, including any documentation and recordkeeping requirements thereunder.

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(k)There are no circumstances existing which could reasonably be expected to result in the application to the Corporation or any of its Subsidiaries of sections 78 to 80.04 of the Tax Act or any comparable provision of applicable Tax Law of any province or territory of Canada.
(36)Money Laundering.
Without limiting Section (18) of this Schedule C, the operations of the Corporation and each of its Subsidiaries are and have been conducted at all times in compliance with money laundering Laws including, without limitation, the Criminal Code (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and any related or similar Laws relating to money laundering (collectively, the Money Laundering Laws) and no action, suit or proceeding by or before any court or Governmental Entity involving the Corporation or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened.
(37)Anti-Corruption, Economic Sanctions and Trade Controls.
(a)Without limiting Section (18) of this Schedule C, neither the Corporation nor any of its Subsidiaries nor, to the knowledge of the Corporation, any of their respective Representatives:
(i)have, directly or indirectly, made, offered, promised, agreed to give, or authorized any payment or gift of any money, loan, reward, advantage, benefit of any kind or anything of value to or for the benefit of any foreign or local official, foreign or local political party or official thereof or candidate for foreign or local political office (i) as consideration for an act or omission by such person in connection with the performance of that person’s duties or functions, (ii) to induce such person to use his or her position to influence any acts or decisions of the state or public international organization for which such person performs duties or functions, or (iii) securing any improper advantage;
(ii)have made or authorized any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of funds of any nature (whether to public or private parties) or received or retained any funds, or established or maintained, any illegal fund of corporate monies or other properties in violation of any law, rule or regulation, including, without limitation, the Criminal Code (Canada), the Corruption of Foreign Public Officials Act (Canada), or any other similar applicable Law;
(iii)are the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to any applicable laws relating to anti-bribery or anti-corruption; or
(iv)have, since September 1, 2020, done any business with any person or entity located in any jurisdiction subject to comprehensive economic sanctions under the Special Economic Measures Act (Canada), the United Nations Act (Canada), the Export and Import Permits Act (Canada), and any other similar applicable Law relating to economic sanctions and trade controls, other than as set out in Section 3.1(37) of the Corporation Disclosure Letter.
(b)The Corporation has in place systems of internal controls (including, but not limited to, accounting systems, purchasing systems and billing systems) that are commensurate with the size and scope of its activities to ensure compliance with any applicable Laws relating to anti-bribery or anti-corruption, including without limitation the Criminal Code (Canada), the Corruption of Foreign Public Officials Act (Canada), or any other similar applicable Law.
(c)Except as set forth in Section 3.1(37) of the Corporation Disclosure Letter, the Corporation has not, since September 1, 2020:
(i)exported, imported, re-exported, or otherwise transferred any product, good, hardware, software (including source code), technology, or direct products

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of software or technology to a jurisdiction listed in Canada’s Area Control List, as may be updated from time to time;
(ii)exported, imported, re-exported, or otherwise transferred any product, good, hardware, software (including source code), technology, or direct products of software or technology listed in Canada’s Export Control List, as may be updated from time to time;
(iii)exported, imported, re-exported, or otherwise transferred any product, good, hardware, software (including source code), technology, or direct products of software or technology to any person or entity subject to economic sanctions pursuant to the Special Economic Measures Act (Canada), the United Nations Act (Canada), the Export and Import Permits Act (Canada), and any other similar applicable Law relating to economic sanctions and trade controls, or to any person or entity controlled by such persons or entities; or
(iv)exported, imported, re-exported, or otherwise transferred to any jurisdiction subject to comprehensive economic sanctions any product, good, hardware, software (including source code), technology, or direct products of software or technology for which exports to such jurisdictions are prohibited under the Special Economic Measures Act (Canada), the United Nations Act (Canada), the Export and Import Permits Act (Canada), and any other similar applicable Law relating to economic sanctions and trade controls.
(38)Privacy and Data Protection.
(a)Since September 1, 2020, except as set out in Section 3.1(38)(a) of the Corporation Disclosure Letter, the operations of the Corporation and each of its Subsidiaries are and have been conducted at all times in material compliance with applicable privacy and data protection Laws, including, without limitation, the Act respecting the protection of personal information in the private sector (Québec) and the Personal Information Protection and Electronic Documents Act (Canada), (the Privacy Laws) as applicable.
(b)The Corporation and each of its Subsidiaries have implemented and maintained reasonable administrative, technical, and physical safeguards designed to ensure that all personal information held or controlled by the Corporation is protected against loss, damage, unauthorized access, unauthorized use, unauthorized modification, or other misuse, and the Corporation’s data security practices conform, and at all times have conformed, in all material respects, with any public information security statements made by the Corporation.
(c)Since September 1, 2020, to the knowledge of the Corporation, there have not been any actual, alleged or suspected confidentiality incidents or data security breaches, unauthorized access or use of any of the Corporation or its Subsidiaries’ software or business systems, or unauthorized access, acquisition, destruction, damage, disclosure, loss, corruption, alteration, or use of any personal information held or controlled by the Corporation or any of its Subsidiaries (collectively Privacy Breaches). There have not been any claims, allegations, investigations, inquiries, or complaints (whether by a Governmental Entity or any other person) relating to privacy or protection of personal information or Privacy Breaches. The Corporation and its Subsidiaries have not made any disclosures to any Governmental Entity or any person relating to Privacy Breaches.
(d)To the knowledge of the Corporation, the Corporation and each of its Subsidiaries have all authority and consents necessary to receive, access, collect, use, transfer, store, handle and disclose the personal information its holds or controls. The Corporation and each of its Subsidiaries have made all disclosures to, and obtained any necessary consents and authorizations from, users, customers, employees, contractors and other Persons as required by applicable Privacy Laws.
(e)The Corporation and each of its Subsidiaries have only communicated personal information to third-party contractors and vendors in compliance with applicable Privacy Laws in all material respects. The Corporation and each of its Subsidiaries have contractually obligated all vendors, service providers or other Persons whose relationship

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with them involves their collection, use, disclosure, storage or processing of personal information on behalf of the Corporation such Subsidiaries (Processors), to comply with all Privacy Laws. The Corporation and each of its Subsidiaries have taken all reasonable measures to ensure that all Processors have complied with their contractual obligations, and, to the knowledge of the Corporation, no Processors are in breach of their contractual obligations.
(f)The Arrangement and the other transactions contemplated hereby will not result in any material liabilities in connection with privacy, protection of personal information, or compliance with applicable Privacy Laws.
(39)IT Infrastructure.
(a)The IT Infrastructure is sufficient for the normal conduct of the Corporation and each of its Subsidiaries’ businesses as currently conducted and as currently contemplated to be conducted. The IT Infrastructure is used exclusively by the Corporation and its Subsidiaries, as applicable.
(b)The IT Infrastructure is either owned by, or properly licensed or leased to, the Corporation or its Subsidiaries. Neither the Corporation nor any of its Subsidiaries is in material default under the licences or leases and, to the knowledge of the Corporation, there are no grounds on which those Contracts might be terminated.
(c)There are no circumstances in which the ownership, benefit, or right to use the IT Infrastructure may be lost by virtue of the transactions contemplated by this Agreement, and the IT Infrastructure will continue to be available for use by the Corporation and its Subsidiaries immediately following the consummation of those transactions and thereafter on substantially the same terms and conditions as existed immediately before the Closing, without further action or payment by any of the Purchaser Parties.
(d)All Contracts relating to the IT Infrastructure are valid and binding and no Contract that relates to the IT Infrastructure has been the subject of any breach by the Corporation or, to the knowledge of the Corporation, any other Person, and the Corporation (A) has not waived any breach of any Contract relating to the IT Infrastructure by any other Person, (B) has not received any written notice of termination of any such Contract, and (C) to the knowledge of the Corporation, there are not any circumstances that would give rise to a breach, suspension, variation, revocation or termination of any such Contract without the Corporation’s consent (other than termination on notice in accordance with the applicable Contract’s terms).
(e)There are no material defects, technical concerns or problems in the IT Infrastructure that would prevent the IT Infrastructure from performing materially in accordance with its user specifications and that are not capable of being remedied through permanent resolution or workaround in the ordinary course of technical support or product development without material additional expense. To the knowledge of the Corporation, the IT Infrastructure has not failed to any material extent and the data processed by the IT Infrastructure has not been corrupted.
(f)The Corporation and each of its Subsidiaries, as applicable, has taken commercially reasonable precautions to preserve the availability, security and integrity of the IT Infrastructure and the data and information stored on the IT Infrastructure. The Corporation and each of its Subsidiaries, as applicable, has implemented and maintained back-up systems consistent with current industry standards, designed to adequately and properly ensure the availability of the functionality provided by the IT Infrastructure in the event of any malfunction of, or other form of disaster affecting, the IT Infrastructure.
(g)The IT Infrastructure does not contain third-party software or systems that are not available from third-party suppliers on arm’s-length commercial terms.
(h)To the knowledge of the Corporation, the IT Infrastructure does not contain any Disabling Code, and the Corporation and its Subsidiaries have taken reasonable steps

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and implemented reasonable processes, procedures, tools, and software to ensure that the IT Infrastructure does not and will not contain Disabling Code.
(i)Since September 1, 2020, the IT Infrastructure has at all times been subjected in all material respects to commercially appropriate security controls by the Corporation, the Subsidiaries, or by their agents and Representatives, designed to restrict the access and use thereof solely to authorized Persons, and to protect and safeguard the secrecy and confidentiality of the IT Infrastructure and all information and data stored on or processed on or by the IT Infrastructure.
(j)Since September 1, 2020, the Corporation and its Subsidiaries have not provided any notice or filed a claim for coverage relating to any Privacy Law matter under an insurance policy issued to, or on behalf of, any of Corporation and its Subsidiaries.
(40)AI Technologies
([***]), the Corporation does not own or use any AI Technologies that are material to its business.
(41)Charter of French Language.
Without limiting Sections (18) and (32) of this Schedule C, the operations of the Corporation and each of its Subsidiaries are, and have been conducted at all times since September 1, 2020, in compliance in all material respects with the Charter of the French language (Québec) and any other applicable law or regulation relating to French language requirements in the province of Québec (collectively the French Language Laws). There are no material contraventions by the Corporation or its Subsidiaries and they have not received any written, or to the knowledge of the Corporation, oral, complaints, orders or notices of material contravention under the French Language Laws.
(42)Investment Canada Act.
The Corporation and its Subsidiaries do not provide any of the services, and do not engage in any of the activities, of a “cultural business” within the meaning of the ICA. The enterprise value of the assets of the Corporation, including its Subsidiaries, is less than $1.287 billion, as determined pursuant to the ICA and calculated in the manner prescribed in the Investment Canada Regulations made thereunder.
(43)Competition Act.
Neither (i) the aggregate value of the assets in Canada that are owned by the Corporation or by its Subsidiaries, nor (ii) the gross annual revenues from sales in or from Canada generated from the assets described in (i), exceed C$93 million, all values being determined in accordance with the Competition Act and the regulations thereunder.

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SCHEDULE D
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER PARTIES
(1)Organization and Qualification of the Purchaser.
The Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted.
(2)Organization and Qualification of AcquireCo.
AcquireCo is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted.
(3)Corporate Authorization.
The Purchaser Parties have the requisite corporate power and authority to enter into and perform their obligations under this Agreement. The execution, delivery and performance by the Purchaser Parties of their obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Purchaser Parties and no other corporate proceedings on the part of the Purchaser Parties are necessary to authorize this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby.
(4)Execution and Binding Obligation.
This Agreement has been duly executed and delivered by the Purchaser Parties and constitutes a legal, valid and binding agreement of the Purchaser Parties enforceable against the Purchaser Parties in accordance with its terms subject only to any limitation on enforcement under Laws relating to (i) bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors’ rights generally and (ii) the discretion that a court may exercise in the granting of extraordinary remedies such as specific performance and injunction.
(5)Governmental Authorization.
The execution, delivery and performance by the Purchaser Parties of their respective obligations under this Agreement and the consummation by the Purchaser Parties of the Arrangement and the transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Purchaser Parties other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Enterprise Registrar under the QBCA; (iv) compliance with Securities Laws and stock exchange rules and policies; (v) the Regulatory Approvals; and (vi) any consents, waivers, approvals, actions or filings or notifications the absence of which would not, individually or in the aggregate, materially impede the ability of the Purchaser Parties to consummate the Arrangement and the transactions contemplated hereby.
(6)Non-Contravention.
The execution, delivery and performance by the Purchaser Parties of their respective obligations under this Agreement and the consummation of the Arrangement and the transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):
(a)contravene, conflict with, or result in any violation or breach of the organizational documents of the Purchaser Parties; or
(b)assuming compliance with the matters referred to in Section (5) above, contravene, conflict with or result in a violation or breach of Law except as would not, individually or in the aggregate, materially impede the ability of the Purchaser Parties to consummate the Arrangement and the transactions contemplated hereby.
D-1
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(7)Litigation.
There are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of the Purchaser Parties threatened, against or relating to the Purchaser Parties before any Governmental Entity nor are the Purchaser Parties subject to any outstanding judgment, order, writ, injunction or decree that, either individually or in the aggregate, is reasonably likely to prevent or materially delay consummation of the Arrangement or the transactions contemplated hereby.
(8)Funds Available.
The Purchaser Parties have, and the Purchaser Parties will have at the Effective Time, sufficient funds available to satisfy the aggregate Consideration payable by AcquireCo pursuant to the Arrangement in accordance with the terms of this Agreement and the Plan of Arrangement, and to satisfy all other obligations payable by the Purchaser Parties pursuant to this Agreement and the Arrangement, including, to the extent required by the Corporation, for the payment of the aggregate Corporation Option Consideration and the aggregate Corporation Share Unit Consideration. The obligations of the Purchaser Parties hereunder are not subject to any conditions regarding the ability of the Purchaser Parties or any other Person to obtain financing for the Arrangement and the other transactions contemplated by this Agreement.
(9)Security Ownership.
None of the Purchaser Parties, nor any other Person acting jointly or in concert with any of them, beneficially own or exercise control or direction over any securities of the Corporation.
(10)Capitalization.
The authorized share capital of AcquireCo consists of an unlimited number of common shares. As of the date of this Agreement, all of the common shares in the share capital of AcquireCo are issued and outstanding and registered in the name of, and beneficially owned by, the Purchaser.
(11)Assets and Liabilities.
AcquireCo does not have any operations, assets or liabilities, other than pursuant to this Agreement and the Support and Voting Agreements.
(12)Agreements with Shareholders.
Prior to the execution and delivery of this Agreement, the Purchaser Parties have delivered to the Corporation true and complete copies of the Support and Voting Agreements. Other than the Support and Voting Agreements, the Purchaser Parties have not entered into any other agreement with any Shareholder in connection with the Arrangement and the other transactions contemplated by this Agreement.

(13)Investment Canada Act.
The Purchaser is a “trade agreement investor” and is not a state-owned enterprise for purposes of the ICA.

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